vmware®

VMWARE, INC.

2008 PROXY STATEMENT & 2007 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

Statements made in these materials which are not statements of historical fact are forward-looking statements and are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate, but are not limited, to continuing customer adoption and deployment of our products and architecture, achievement of data center efficiencies, interoperability of our products with hardware and software platforms, continuing growth of our product distribution and support partnerships, our competitive positioning, our future product introductions and improvements and customer perceptions of their value. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in consumer or information technology spending; (iii) competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the virtualization market, and new product and marketing initiatives by our competitors; (iv) the ability to develop, and to transition to, new products, the uncertainty of customer acceptance of emerging technology, and rapid technological and market change; (v) changes to product development timelines; (vi) our ability to respond in a timely fashion to technological challenges, (vii) our relationship with EMC Corporation, our majority stockholder, and EMC's ability to control matters requiring stockholder approval, including the election of VMware's board members; (viii) the ability to protect our proprietary technology; (ix) our ability to attract and retain highly qualified employees; and (x) fluctuating currency exchange rates. These forward looking statements are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission which could cause actual results to vary from expectations. VMware disclaims any obligation to update any such forward-looking statements after the date of this release.

vmware®

VMWARE, INC.

2008 PROXY STATEMENT & 2007 ANNUAL REPORT

Dear Stockholder:

Virtualization has transformed IT and VMware has led the transformation. We now have more than 100,000 customers. Our customers rely on our virtualization solutions for strategic, mission-critical business needs, including business continuity, application delivery, and server optimization. VMware customers range in size from consumers to small businesses to all of the Fortune 100. Increasingly, customers are extending their VMware infrastructure deployments in the datacenter and also integrating the desktop. VMware is delivering extraordinary value both through our own products and services and also through our large ecosystem of partners.

At the core of our virtualization infrastructure is the VMware ESX hypervisor. *Redmond Magazine* recently ranked it as the most reliable IT product—ahead of #2, the Mainframe—calling its code "virtually bomb-proof." We're leading the industry in working with Dell, HP, IBM, Fujitsu Siemens and other hardware vendors to provide the most reliable, most secure, and easiest-to-use hypervisor on their servers. VMware's embedded hypervisor will equip servers for immediate single-server consolidation and ready them for upgrading to the full capabilities of datacenter virtualization such as high availability, disaster recovery, backup, power optimization, and fault tolerance.

In the datacenter, VMware is the proven choice for large-scale server virtualization. VMware customers have been able to improve their server utilization rates from 5-15% to 60-80%, their workload-to-administrator ratios by as much as 2 to 3 times, and are routinely processing more workloads on one-tenth or less the number of servers they used before VMware. Today, more than 85% of our VMware Infrastructure customers are running production-level environments on VMware, and more than 50% are running enterprise applications on VMware.

Windows applications run more reliably and safely in virtual machines (VMs) and we are focused on making VMs easier to manage through automation and easy-to-use interfaces. The new VMware VMsafe™ technology can make VMs even more secure than physical environments. During 2008, we are bringing a suite of new products to market focused on automating and improving management security of VMs.

Customers who have standardized on VMware in the datacenter are now bringing the benefits of virtualization infrastructure to the desktop. Desktop virtualization is a 100,000 + customer high-growth market opportunity for us and we're among the early leaders. We're developing new technologies for mobilizing the virtual desktop for offline usage and for updating desktop images while using as little as one-tenth of the normally required storage – all powered by the unparalleled reliability and functionality of VMware infrastructure.

Traditional distributed desktop computing—where everyone in an organization has a PC or laptop loaded with applications and data—is costly to own, complex and time- consuming to manage, and can be impossible to secure. By extending VMware infrastructure to the desktop, IT administrators can deploy virtual machines from the datacenter to every PC in the enterprise and deliver a complete desktop experience that is easier to manage, faster to deploy, less costly to maintain, always-current, and radically more secure. Workers using VMware virtual desktops get a full PC experience both online and offline, allowing them to work from anywhere, on multiple devices, and with their own custom complete PC environment.

VMware is committed to growing and improving our partner ecosystem, one of the strongest in the industry. Our distributors, resellers, and consultants appreciate our frictionless on-boarding process, rewarding channel-friendly programs, and commitment to training. We now have over 10,000 go-to-market partners, including 500 technology and consulting partners, and over 18,000 VMware-certified professionals.

VMware is well prepared for intensified competition during 2008. We believe that our proven, market-leading solutions, our pipeline of powerful new products, and the go-to- market force of our global partner ecosystem, will leave us stronger. We're well positioned with a healthy balance sheet and over 5,000 VMware people, passionate about making our customers and partners successful and dedicated to solving customer problems in high value, innovative ways. We are excited about where we are leading the transformation of IT and, in particular, the transformation of the desktop and the datacenter.

Thank you for your continuing support.

/S/ Diane Greene

Diane Greene
President and Chief Executive Officer

April 1, 2008

VMWARE, INC.

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

April 1, 2008

To the Stockholders:

Notice is hereby given that the Annual Meeting of Stockholders of VMware, Inc. ("VMware"), a Delaware corporation, will be held at the Sheraton Palo Alto Hotel, 625 El Camino Real, Palo Alto, California 94304, on Wednesday, May 14, 2008, at 8:30 a.m. We will also offer a webcast of the annual meeting at *http://www.vmware.com*. The webcast will be available on our website for approximately 30 days following our meeting.

We are holding the meeting for the following purposes:

1. To elect three members to the Board of Directors to serve as Class I directors, of which two are Group I directors to be elected by our sole Class B common stockholder and one is a Group II director to be elected our by Class A common stockholders and our Class B common stockholder voting together as a class, for a three-year term expiring at the 2011 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as VMware's independent auditors for the fiscal year ending December 31, 2008.
3. To approve VMware's 2007 Equity and Incentive Plan.
4. To transact any and all other business that may properly come before the meeting or any adjournments thereof.

All stockholders of record at the close of business on March 21, 2008, the record date, are entitled to notice of and to vote at this meeting and any adjournments thereof.

Class A common stockholders may cast their votes by completing a proxy. Whether or not you plan to attend the meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials and in *"Voting over the Internet or by Telephone"* on page 3 of the proxy statement, over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card to submit your vote by mail, if you prefer. **We encourage you to vote via the Internet.** It is convenient and saves us significant postage and processing costs.

By order of the Board of Directors

/s/ Rashmi Garde

RASHMI GARDE
Vice President, General Counsel and Corporate Secretary

TABLE OF CONTENTS

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VMWARE, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

This Proxy Statement is furnished in connection with the solicitation of proxies of the Class A common stockholders by the Board of Directors of VMware, Inc., a Delaware corporation ("VMware", the "Company", "we", or "us"), for the Annual Meeting of Stockholders of VMware to be held on May 14, 2008 (the "Annual Meeting"), and any adjournments thereof, for the purposes set forth in the attached Notice of the Annual Meeting of Stockholders (the "Notice of Annual Meeting"). VMware was incorporated in 1998, and our principal executive offices are located at 3401 Hillview Avenue, Palo Alto, California 94304. This Proxy Statement and the accompanying proxy card are first being distributed to stockholders on or about April 1, 2008.

Internet Availability of Proxy Materials

Under the rules recently adopted by the U.S. Securities and Exchange Commission ("SEC"), we are now furnishing proxy materials to our stockholders on the Internet, rather than mailing printed copies of those materials to each stockholder. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet. The Notice of Internet Availability of Proxy Materials also instructs you as to how you may access your proxy card to vote on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

We anticipate that the Notice of Internet Availability of Proxy Materials will be mailed to stockholders on or about April 1, 2007.

Outstanding Shares

We have two classes of authorized common stock: Class A common stock and Class B common stock. As of March 21, 2008, the record date for the Annual Meeting, VMware had outstanding and entitled to vote 383,681,398 shares of common stock, of which 83,681,398 shares are Class A common stock and 300,000,000 shares are Class B common stock. EMC Corporation ("EMC"), our parent and controlling stockholder, holds all of the Class B common stock and 31.7% of the Class A common stock.

Quorum

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. Holders of shares representing a majority of the total outstanding shares of common stock on March 21, 2008 entitled to vote at the Annual Meeting, represented in person or by proxy, constitute a quorum, except with respect to the election of the Class I, Group I directors nominated for election at the Annual Meeting, for which the holders of a majority of the outstanding shares of Class B common stock, represented in person or by proxy, constitute a quorum. Abstentions and broker non-votes, defined below, are considered present for purposes of determining the presence of a quorum.

Voting

Only Class A and Class B common stockholders of record on March 21, 2008 will be entitled to vote at the Annual Meeting.

The Class A common stock and Class B common stock will vote together as a single class on all matters described in the proxy materials for which Class A common stockholder votes are being solicited. The election of the Class I, Group I directors nominated for election at the Annual Meeting will be voted on solely by the Class B common stock. The holders of Class B common stock are entitled to 10 votes per share on all matters to be voted on at the Annual Meeting, except in relation to the election of the Class I, Group II director, in which they are entitled to only one vote per share. The holders of Class A common stock are entitled to one vote per share on all matters to be voted on at the Annual Meeting. We encourage you to register your vote via the Internet.

Based on its ownership of 85.1% of the outstanding shares of VMware's common stock, as of March 21, 2008 representing 98.1% of the combined voting power of our common stock, EMC has the voting power to adopt and approve all proposals to be voted on at the Annual Meeting.

Whether your proxy is submitted via the Internet, by phone or by mail, if it is properly completed and submitted and if you do not revoke it prior to the Annual Meeting, your shares will be voted at the Annual Meeting in the manner set forth in this proxy statement or as otherwise specified by you.

If on March 21, 2008 your shares were held in an account at a bank or brokerage firm or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. If you are a beneficial owner, you have the right to direct your bank, brokerage firm or other agent on how to vote the shares in your account by submitting your vote as described below. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your bank, brokerage firm or other agent.

If the enclosed form of proxy is properly signed and returned or a proxy is voted via the Internet or by telephone, the shares of Class A common stock represented thereby will be voted as specified in the proxy. If you do not specify in the proxy how your shares are to be voted, the shares will be voted as recommended by the Board of Directors: FOR Proposals 1, 2 and 3. If your shares are registered in the name of a bank, brokerage firm or other agent and the bank, brokerage firm or agent does not receive instructions from you about how your shares are to be voted, this is known as a "broker non-vote". However, for the election of directors and the ratification of the selection of independent auditors, the bank or brokerage firm that holds your shares may vote your shares in its discretion, even if it does not receive instructions from you on how to vote your shares. For the approval of the 2007 Equity and Incentive Plan, the bank, brokerage firm or agent may not vote your shares at all, if it does not receive instructions from you on how to vote your shares.

Recommendations of the Board of Directors

The Board of Directors recommends that our Class A common stockholders vote:

- **FOR** the Class I, Group II nominee listed under *"Election of Directors"*, to serve until her successor is elected and qualified (Proposal 1);
- **FOR** ratification of the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as VMware's independent auditors for the fiscal year ending December 31, 2008 (Proposal 2); and
- **FOR** approval of the VMware, Inc. 2007 Equity and Incentive Plan (Proposal 3).

Should the Class I, Group II nominee named in Proposal 1 be unable to serve or for good cause will not serve as director, the persons named in the enclosed form of proxy will vote for such other person as the Board of Directors may recommend.

The Board of Directors expects EMC, the sole holder of our Class B common stock, to vote FOR the two Class I, Group I directors listed under "Election of Directors" at the Annual Meeting, to serve until their successors are elected and qualified.

Votes Required to Approve Each Proposal

Proposal 1—Election of Directors

- Election of the Class I, Group II Director—the nominee shall be elected by the vote of the majority of the aggregate of the votes of the Class A and Class B common stock cast with respect to each nominee at the Annual Meeting.
- Election of the Class I, Group I Directors—the two nominees shall be elected by the vote of the majority of the votes of the Class B common stock cast with respect to such nominees Annual Meeting.

In each case, a majority of the votes cast means that the number of votes cast "For" a nominee must exceed the number of votes cast "Against" the nominee.

Proposal 2—Ratification of the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as VMware's independent auditors for the fiscal year ending December 31, 2008

This proposal must receive "For" votes from the holders of shares of Class A and Class B common stock representing at least a majority of the votes actually present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

Proposal 3—Approval of the VMware, Inc. 2007 Equity and Incentive Plan

This proposal must receive "For" votes from the holders of shares of Class A and Class B common stock representing at least a majority of the votes actually present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

Voting over the Internet or by Telephone

All Class A common stockholders have three options for submitting their vote prior to the Meeting:

- via the Internet at *www.proxyvote.com*;
- by phone (please see your proxy card for instructions); or
- by requesting, completing and mailing in a paper proxy card, as outlined in the Notice of Internet Availability of Proxy Materials.

If you vote this year's proxy by the Internet, you may also elect to receive future proxy and other materials electronically by following the instructions when you vote. You may vote using the Internet and telephone voting facilities until 11:59 p.m., E.S.T. on May 13, 2008.

Counting of Votes

Votes will be counted by the inspector of election appointed by the Board of Directors for the meeting, who will separately count "For" and "Against" votes, abstentions and broker non-votes. The election of directors is by the majority of votes cast at the Annual Meeting, therefore neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to that proposal. The ratification of the selection of the independent auditors and the approval of the 2007 Equity and Incentive Plan each require a majority of the votes actually present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will have the effect of a vote "Against" both of these proposals. A broker non-vote will have the effect of a vote "Against" the ratification of the selection of the independent auditors where the bank, brokerage firm or agent does not vote those shares at all, even though it has the discretion to do so. A broker non-vote will have no effect on the outcome of voting with respect to the approval of the 2007 Equity Incentive Plan, since those shares are not considered to be entitled to vote on the matter.

Changing or Revoking Your Proxy

You have the right to revoke your proxy at any time before it is voted at the meeting by:

- attending the meeting and voting in person; or
- sending to the Legal Department of VMware, Inc. at 3401 Hillview Avenue, Palo Alto, California 94304 either a written notice revoking your proxy or another executed proxy bearing a later date.

Please note, as mentioned above, if you are a beneficial owner, and not a holder of record, of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your bank, brokerage firm or other agent who holds your shares in street name.

If your shares are held by your bank brokerage firm or other agent as a nominee or agent, you should follow the instructions provided by your bank, brokerage firm or agent.

Annual Meeting Admission

Stockholders who wish to attend the annual meeting will be required to present verification of ownership of VMware common stock, such as a bank or brokerage firm account statement. All stockholders who attend the meeting will be required to present a valid government-issued picture identification, such as a driver's license or passport. Registration will begin at 7:30 a.m.

Other Business

As of the date of this Proxy Statement, VMware has no knowledge of any business other than that described in the Notice of Annual Meeting that will be presented for consideration at the Annual Meeting. The deadline under VMware's Bylaws for stockholders to notify VMware of any director nominations or proposals to be presented at the Annual Meeting, which was February 1, 2008, has passed. If any other business should properly come before the Annual Meeting, the persons appointed by the enclosed form of proxy shall have discretionary authority to vote all such proxies as they shall decide.

A complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection by any stockholder for any purpose germane to the Annual Meeting for 10 days prior to the Annual Meeting during ordinary business hours at our headquarters located at 3401 Hillview Avenue, Palo Alto, California 94304.

Expenses of the Proxy Solicitation

The expenses of preparing, printing and assembling the materials used in the solicitation of proxies on behalf of the Board of Directors will be borne by VMware. In addition to the solicitation of proxies by use of the mails, VMware may use the services of certain of its officers and employees (who will receive no compensation therefor in addition to their regular salaries) to solicit proxies personally and by mail, telephone and electronic means from brokerage firms and other stockholders.

OUR BOARD OF DIRECTORS AND NOMINEES

Our Board of Directors is currently composed of eight members. The number of directors constituting our Board of Directors may be set by resolution of the Board of Directors from time to time. However, the Board of Directors may not consist of less than six directors nor more than twelve directors.

The Board of Directors is divided into two groups, Group I and Group II. Holders of Class B common stock, voting separately as a class, are entitled to elect directors representing a minimum of 80% of the total number of the directors constituting our Board of Directors, without vacancies. These directors are Group I directors. Holders of Class A common stock and holders of Class B common stock, voting together as a single class, are entitled to elect the remaining number of directors. These directors are Group II directors.

Our Board of Directors is also divided into three classes, with each class serving for a staggered three-year term. The Board of Directors consists of three Class I directors, three Class II directors and two Class III directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The initial terms of the Class I directors, Class II directors and Class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2008, 2009 and 2010, respectively. Ms. James was appointed as a member of our Board of Directors on September 24, 2007, as a Class I, Group II director, as the designee of Intel Corporation ("Intel") appointed under the terms of the stock purchase agreement between us and Intel Capital Corporation ("Intel Capital"). Mr. Powell was proposed by Cisco Systems, Inc. ("Cisco") as a potential director in connection with the stock purchase agreement between EMC, Cisco and us and was appointed as a member of our Board of Directors on November 8, 2007, as a Class II, Group I Director. The stock purchase agreements and other transactions between us and Intel as well as between us and Cisco are described in more detail below. See *"Transactions With Related Persons"* below.

The following table shows the members of our Board of Directors and the committees, group and class to which they belong:

Director	Audit Committee Member	Compensation and Corporate Governance Committee Member	Mergers and Acquisitions Committee Member	Independent Directors of VMware	Director Group	Director Class
Diane B. Greene			✓		Group I	Class II
Joseph M. Tucci			✓		Group I	Class I
Michael W. Brown	✓(C)	✓		✓	Group I	Class II
John R. Egan			✓(C)		Group I	Class I
David I. Goulden	✓		✓		Group I	Class III
Renee J. James	✓			✓	Group II	Class I
Dennis D. Powell	✓	✓		✓	Group I	Class II
David N. Strohm		✓(C)	✓	✓	Group I	Class III

(C) Chair of the committee.

Directors Standing For Election

Each of the incumbent Class I directors has been nominated by the Board of Directors for election at the Annual Meeting, and each of them has agreed to stand for election, for an additional three-year term.

Information concerning the nominees is presented below:

Renee J. James
Class I, Group II
Term expires: 2008 Annual Meeting

Ms. James, age 43, has been a director of VMware since September 2007. Ms. James joined Intel in 1987 and has been Vice President and General Manager of the Software and Solutions Group for Intel since 2005. Prior to that Ms. James was Vice President and General Manager of Intel's Microsoft Program Office, from 2000 to 2005 and the Director and Chief Operating Officer of Intel Online Solutions, Intel's internet application hosting business, from 1998 to 2000. Ms. James also served for four years as technical assistant to then-Intel chairman and Chief Executive Officer Andrew S. Grove, now Senior Advisor to Executive Management.

Joseph M. Tucci
Class I, Group I
Term expires: 2008 Annual Meeting

Mr. Tucci, age 60, has been Chairman of the Board of Directors of VMware since April 2007. Mr. Tucci has been the Chairman of the Board of Directors of EMC since January 2006 and has been its Chief Executive Officer and a director since January 2001. Mr. Tucci has served as EMC's President since January 2000. He also served as EMC's Chief Operating Officer from January 2000 to January 2001. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999, when it was acquired by Getronics N.V. Mr. Tucci joined Wang Global in 1990 as its Executive Vice President, Operations. Mr. Tucci is also a director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.

John R. Egan
Class I, Group I
Term expires: 2008 Annual Meeting

Mr. Egan, age 50, has been a director of VMware since April 2007. Mr. Egan is also a member of the Board of Directors of EMC on which he has served since May 1992. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, Mr. Egan served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. He resigned as an executive officer of EMC in September 1998 and as an employee of EMC in July 2002. Mr. Egan is also a director of NetScout Systems, Inc., a provider of network and application performance management solutions.

Directors Not Standing For Election

Information concerning our continuing directors is presented below:

Diane B. Greene
Class II, Group I
Term expires: 2009 Annual Meeting

Ms. Greene, age 52, has been a director of VMware since April 2007. Ms. Greene is one of our founders and has served as our President and Chief Executive Officer since our inception in 1998. Ms. Greene also served as an Executive Vice President of EMC between January 2005 and August 14, 2007. Ms. Greene is a director of Intuit Inc., a provider of business, financial management and tax solutions for small businesses, consumers and accountants.

Michael W. Brown
Class II, Group I
Term expires: 2009 Annual Meeting

Mr. Brown, age 62, has been a director of VMware since April 2007. Mr. Brown is also a member of the Board of Directors of EMC on which he has served since 2005. From August 1994 to July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a director of Administaff, Inc., a professional employer organization providing services such as payroll and benefits administration and Thomas Weisel Partners Group, Inc., a publicly traded investment bank.

David I. Goulden
Class III, Group I
Term expires: 2010 Annual Meeting

Mr. Goulden, age 48, has been a director of VMware since April 2007. Mr. Goulden has served as EMC's Executive Vice President and Chief Financial Officer since August 2006. He served as its Executive Vice President, Customer Operations from April 2004 to August 2006 and as its Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004. Mr. Goulden also served as EMC's Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Prior to joining EMC, Mr. Goulden served as a member of the Board of Management, President and Chief Operating Officer for the Americas and Asia Pacific of Getronics N.V., an information technology services company, from April 2000 to July 2002, as President and Chief Operating Officer for the Americas of Getronics N.V. from June 1999 to April 2000 and in a number of executive positions at Wang Global, an information technology services company, from September 1990 to June 1999.

Dennis D. Powell
Class II, Group I
Term expires: 2009 Annual Meeting

Mr. Powell, age 60, has been a director of VMware since November 2007. Mr. Powell is currently an Executive Advisor at Cisco Systems. He served as Cisco's Chief Financial Officer from May 2003 until his retirement on February 15, 2008. In that position, Mr. Powell served as Cisco's Executive Vice President since August 2007 and its Senior Vice President since May 2003. From June 2002 to May 2003 Mr. Powell served as Cisco's Senior Vice President, Corporate Finance. Prior to that, from January 1997 to June 2002 he served as Cisco's Vice President, Corporate Controller. Mr. Powell is also a director of Applied Materials, Inc., a provider of fabrication services, equipment and software, and Intuit Inc., a provider of business, financial management and tax solutions for small businesses, consumers and accountants.

David N. Strohm
Class III, Group I
Term expires: 2010 Annual Meeting

Mr. Strohm, age 59, has been a director of VMware since April 2007. Mr. Strohm is also a member of the Board of Directors of EMC on which he has served since October 2003 and as Lead Director since January 2006. Mr. Strohm has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001 and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a director of Successfactors, Inc., a provider of human capital management applications.

Ownership interests of our directors or officers in the common stock of EMC, or service as both a director of EMC and VMware, or as a director of VMware and an officer or employee of EMC could create, or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and EMC. In order to address potential conflicts of interest between us and EMC with respect to corporate opportunities, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve EMC and its officers and directors, and our powers, right, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with EMC. Our certificate of incorporation also contains provisions limiting the liability of our directors or officers who are also directors or officers of EMC in the event they learn of a transaction that may be a corporate opportunity for both VMware and EMC, provided they comply with the policies set forth in our certificate of incorporation. For more information, see *"Transactions with Related Persons—EMC Corporation"* below. Additionally, transactions with EMC are subject to review by our Audit Committee pursuant to our policy for the review of transactions with related persons. For more information, see *"Review and Approval of Transactions with Related Persons"* below.

Selection and Nomination of Directors

The Board of Directors identifies and evaluates proposed candidates for addition to the Board of Directors. The Board of Directors reviews and assesses the skills and characteristics it believes are or may be required on the Board based on the needs of our business. The Board of Directors will identify director candidates through numerous sources, including recommendations from directors, executive officers and stockholders of VMware. The Board will identify those individuals most qualified to serve as Board members and will consider many factors with regard to each candidate, including judgment, integrity, diversity, prior experience, the interplay of the candidate's experience with the experience of other Board members, the extent to which the candidate would be desirable as a member of any committees of the Board, and the candidate's willingness to devote substantial time and effort to the Board.

VMware stockholders may recommend individuals to the Board of Directors for consideration as potential director candidates by submitting their names and appropriate background and biographical information to the Board of Directors at VMware Board of Directors, 3401 Hillview Avenue, Palo Alto, California 94304. Assuming that the appropriate information has been timely provided, the Board of Directors will consider these candidates substantially in the same manner as it considers other candidates it identifies.

VMware stockholders also may nominate director candidates by following the advance notice provisions of VMware's By-laws. For additional information, see *"Advance Notice Procedures"* below.

CORPORATE GOVERNANCE

Our Class A common stock began trading on the New York Stock Exchange (the "NYSE") on August 14, 2007. For the purposes of the New York Stock Exchange's Corporate Governance Standards (the "NYSE rules"), because more than 50% of the voting power of VMware is held by EMC, VMware is a "controlled company". Accordingly, we are exempt from certain NYSE corporate governance requirements and have elected to avail ourselves of these exemptions. In particular, as a controlled company under the NYSE rules, we are exempt from the requirements to:

- have a majority of independent directors on our board; and
- have a corporate governance committee and a compensation committee that are each composed entirely of independent directors and each have a charter addressing the committee's purpose and responsibilities.

In light of our position as a controlled company, we have opted to establish a single Compensation and Corporate Governance Committee, instead of a separate Compensation Committee and a Nominating and Governance Committee. However, we have voluntarily caused the Compensation and Corporate Governance Committee to be comprised entirely of independent directors, in compliance with the NYSE rules, although we are not required to maintain the independent composition of this committee.

Our Board of Directors is committed to maintaining strong corporate governance practices. Our Board has adopted Corporate Governance Guidelines to provide a framework for the effective governance of VMware. Our Board reviews the Guidelines at least annually and implements changes as appropriate. At the time of our IPO, our Board adopted written charters for its standing committees (Audit, Compensation and Corporate Governance, and Mergers and Acquisitions), as well as Business Conduct Guidelines applicable to all directors, officers and employees. Information about our corporate governance practices and copies of the Corporate Governance Guidelines, committee charters, and Business Conduct Guidelines, are available on the Investor Relations page of our company website at *http://www.vmware.com.* VMware will provide stockholders with a copy of its Corporate Governance Guidelines and Business Conduct Guidelines, without charge, upon written request to our Investor Relations Department, VMware, Inc. 3401 Hillview Avenue, California 94304.

Our Board of Directors has adopted corporate governance practices that the Board believes are in the best interests of VMware and our stockholders as well as compliant with the rules and regulations of the SEC and the listing standards of the NYSE. Highlights include:

- Our Board of Directors believes that board membership requires a significant time commitment. As a result, directors may generally not serve on the board of directors of more than three public companies. Our Compensation and Corporate Governance Committee will consider the number of other public company boards on which a director or prospective director is a member. During 2007, the committee reviewed and approved the membership of Michael W. Brown on the board and audit committees of three other companies in light of Mr. Brown's expertise and value to our company as the Chair of our Audit Committee and an audit committee financial expert.
- Any time a director changes his or her job responsibility outside VMware, such director shall promptly tender his or her resignation from the Board of Directors and all Board committees. The Compensation and Corporate Governance Committee shall assess the appropriateness of such director remaining on the Board of Directors and shall recommend to the Board of Directors the action to be taken with respect to such tendered resignation.
- We have adopted a majority voting policy for the election of directors. The policy, which is incorporated in our Corporate Governance Guidelines and our Bylaws, requires any director who receives a majority of votes "against" or "withheld" in an uncontested election to promptly tender his or her resignation from the Board of Directors and all committees thereof following certification of the stockholder vote. The policy provides that the Compensation and Corporate Governance Committee

will assess the appropriateness of such director continuing to serve and recommend to the Board of Directors the action to be taken with respect to such tendered resignation. The Board of Directors will act on the Compensation and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the stockholder vote.

- Our Board of Directors believes that periodic rotation of members and chairs of its committees is a good corporate governance practice. However, the Board of Directors does not believe that such rotation shall be required, as there may be good reasons to maintain an individual director's committee membership for a longer period. Our Corporate Governance Guidelines require the Compensation and Corporate Governance Committee to review committee assignments annually and, in conjunction with the Chairman of the Board of Directors, make recommendations to the Board of Directors regarding such assignments. The Board of Directors reviews those recommendations and annually appoints the members and chairperson of each committee. Our current committee membership is set forth in this Proxy Statement under the heading *"Board Independence and Committees."*
- The Compensation and Corporate Governance Committee shall oversee an annual evaluation process of the Board of Directors and each committee of the Board of Directors as follows:
    - each director shall annually evaluate the Board of Directors as a whole;
    - each member of the Audit Committee, Compensation and Corporate Governance Committee, and Mergers and Acquisitions Committee shall annually evaluate the committees on which he or she serves;
    - each director shall annually prepare an individual self-evaluation; and
    - the Compensation and Corporate Governance Committee shall report on, and make recommendations to the Board of Directors, with respect to the evaluations.
- To enable open communications with stockholders and other interested parties, we provide various means to contact the non-management directors and the Audit Committee (see *"Communications with the Board"* and *"Communications with the Audit Committee"* below). Our Board strives to provide clear, candid and timely responses to any substantive communication from such persons.
- In addition to the communications above, our Corporate Governance Guidelines state that it is the Board's policy to provide a response to any stockholder proposal that receives a majority vote.
- Our Board believes that director education is integral to board and committee performance and effectiveness. Directors are also expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform their responsibilities as directors.
- Our non-management directors meet in executive session without management at least twice each year. The Chairman acts as presiding director for such executive sessions. Independent directors meet in executive session at least once each year.

Communications with the Board of Directors

Our Board of Directors provides a process for VMware stockholders and other interested parties to send communications directly to the Board of Directors. Any person who desires to contact the Board of Directors may do so by sending an e-mail to *ContactTheBoard@vmware.com.*

Communications with the Audit Committee

VMware's Audit Committee also provides a process to send communications directly to the committee about VMware's accounting, internal accounting controls or auditing matters. Any person who desires to contact the Audit Committee regarding such matters may do so by sending an e-mail to *AuditCommitteeChair@vmware.com.*

BOARD INDEPENDENCE AND COMMITTEES

Board Independence

As a controlled company under the NYSE rules, we are exempt from the requirement to have a majority of independent directors on our Board of Directors. Our Board of Directors has affirmatively determined that each of Michael W. Brown, Renee J. James, Dennis D. Powell and David N. Strohm are independent directors of VMware under the NYSE rules. The Board of Directors considered all facts and circumstances it deemed relevant in making such determinations of independence, including business relationships, as well as the relationships with EMC, Intel and Cisco discussed below:

- Mr. Brown is a non-management director of EMC, our parent and controlling stockholder, and as of March 1, 2008 is deemed to beneficially own 40,000 shares of EMC common stock (of which 10,000 shares are subject to options exercisable within 60 days) representing less than 1%, of EMC's common stock.
- Ms. James is Vice President and General Manager, Software and Solutions Group of Intel, a company with whom we have a strategic relationship and with which we do business on a regular arm's length basis. Ms. James is Intel's designee on our Board, appointed under the terms of the stock purchase agreement between us and Intel Capital, an affiliate of Intel, pursuant to which Intel Capital purchased 9,500,000 shares of our Class A common stock from us. This represents approximately 2.5% of the total number, and less than 1% of the total voting power, of all outstanding shares of common stock, as of March 1, 2008. During 2007, Intel ordered approximately $952,000 of products and/or services from us, which constitutes less than 1% of the annual revenues of each company. We also entered into various licensing and technology partnering agreements with no dollar amounts relating primarily to furthering the interoperability of our respective technologies. Further discussion of these transactions can be found under "*Transactions With Related Persons*" below.
- Mr. Powell is an Executive Advisor to Cisco, a company with which we do business on a regular, arm's length basis, and who was proposed by Cisco as a potential director in connection with the stock purchase agreement between EMC, Cisco and us, pursuant to which Cisco purchased 6,000,000 shares of our Class A common stock from EMC. At the time of his appointment to our Board, Mr. Powell was Executive Vice President and Chief Financial Officer of Cisco, a position from which he retired in February 2008. The shares held by Cisco represent approximately 1.6% of the total number, and less than 1% of the total voting power, of all outstanding shares of our common stock, as of March 1, 2008. During 2007, Cisco ordered approximately $4.2 million of products and/or services from us, which constitutes less than 1% of the annual revenues of each company. The Board of Directors also considered that following Mr. Powell's retirement from his position as Chief Financial Officer, his continued employment by Cisco as an Executive Advisor, is on an at-will basis on a reduced schedule. Further discussion of these transactions can be found under "*Transactions With Related Persons*" below.
- Mr. Strohm is a non-management director of EMC, our parent and controlling stockholder, and as of March 1, 2008, is deemed to beneficially own 725,176 shares of EMC common stock (of which 89,200 shares are subject to options exercisable within 60 days) representing less than 1% of EMC's common stock.

The Board of Directors affirmatively concluded that, based on the facts and circumstances, none of these relationships are of a material nature or are of a nature that would preclude such directors from being deemed independent under NYSE rules.

Attendance at Board, Committee and Annual Stockholder Meetings

Our Board of Directors expects that each director will prepare for, attend and participate in all Board of Directors' and applicable committee meetings and that each director will ensure that other commitments do not materially interfere with his or her service on the Board of Directors. During the fiscal year ended December 31, 2007, our Board of Directors held 14 meetings. Each director attended at least 75% of the Board of Directors meetings and committee meetings which were held during the period in which he or she was a director of VMware and in which he or she was a member of such committees, except that Mr. Powell did not attend the last Board meeting in 2007, which occurred subsequent to his election to our Board in November 2007. VMware's Corporate Governance Guidelines provide that each director is expected to attend the Annual Meeting of Stockholders.

Committees of the Board

Our Board of Directors has established three standing committees: the Audit Committee, the Compensation and Corporate Governance Committee and the Mergers and Acquisitions Committee. Each committee operates pursuant to a written charter that is available on the Investor Relations page of our website at *http://www.vmware.com*. The current membership of each committee is listed below.

Audit Committee	Compensation and Corporate Governance Committee	Mergers and Acquisitions Committee
Michael W. Brown(C)*	Michael W. Brown*	John R. Egan(C)
David I. Goulden	Dennis D. Powell*	David I. Goulden
Renee J. James*	David N. Strohm(C)*	Diane B. Greene
Dennis D. Powell *		David N. Strohm*
		Joseph M. Tucci

(C) Chair of the committee.
* Independent director under the NYSE rules.

Audit Committee

We completed our initial public offering ("IPO") of our Class A common stock in August 2007. As a newly-public company, we are permitted, under the rules and regulations of the SEC and the NYSE Rules, to phase in membership of our Audit Committee by independent directors. Under these rules, we were required to have one independent director on the Audit Committee on the effective date of the registration statement relating to our IPO and to have a majority of independent directors on the Audit Committee 90 days after the effective date. We complied with these requirements, and our Audit Committee is currently comprised of a majority of independent directors within the meaning of the applicable SEC rules and regulations and the NYSE rules. Pursuant to these phase-in rules, our Audit Committee must be comprised solely of independent directors by August 13, 2008, the one-year anniversary of the effective date of our registration statement relating to our IPO. We intend to comply fully and timely with this requirement. Currently, three of the four members of our Audit Committee are independent under the NYSE Rules and meet the independence criteria applicable to audit committees under the Sarbanes-Oxley Act of 2002 and the SEC's implementing rules thereunder. Mr. Goulden does not meet these independence criteria because he serves as the Executive Vice President and Chief Financial Officer of EMC, our parent company.

Our Board of Directors has determined, in accordance with the rules and regulations of the SEC, that each of Messrs. Brown, Goulden and Powell is an "audit committee financial expert", and that each of Messrs. Brown and Powell and Ms. James meets the additional, heightened independence criteria of Rule 10A-3 of the SEC applicable to audit committee members.

The Audit Committee held seven meetings in 2007. This committee reviews with management and our auditors, our financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by our independent auditors on our financial statements and our accounting controls and procedures, the independence of our auditors, our internal controls, our policy pertaining to related person transactions, the other matters as set forth in the Audit Committee charter, as adopted by the Board of Directors, and such other matters as the committee deems appropriate.

Pursuant to the charter adopted at the time of our IPO, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us and pre-approves all such audit, review or attest engagements. The Audit Committee also pre-approves non-audit services to be performed by our independent auditors in accordance with the committee's pre-approval policy.

During 2007, senior members of our financial and legal management participated in each of the Audit Committee's regularly scheduled meetings. During the course of the year, the Audit Committee had separate executive sessions with our chief financial officer and members of his staff and our independent auditor at which candid discussions regarding legal matters, financial reporting, internal controls and accounting systems and processes took place. The Audit Committee discussed with VMware's independent auditors the overall scope and plans for its audit.

The Audit Committee has met, reviewed and discussed our financial statements for the fiscal year ended December 31, 2007 with our management and our independent auditors. The meeting included a discussion of the quality and not just the acceptability of the accounting principles applied, the reasonableness of the significant accounting judgments and estimates, and the clarity of disclosures in the financial statements.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews the Company's quarterly and annual reports on Form 10-Q and Form 10-K prior to filing with the SEC. In its oversight role, the Audit Committee relies on the work and assurances of our management, which has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, and for preparing the financial statements, and of the independent auditors who are engaged to audit and report on our consolidated financial statements, management's assessment of the effectiveness of our internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting.

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee held 18 meetings in 2007. Pursuant to the charter adopted at the time of the IPO, the committee recommends compensation for non-employee directors, evaluates and sets compensation for the Chairman of our Board of Directors and our executive officers, and monitors all general compensation programs. Subject to the terms of our compensation plans and the consent of the holders of our Class B common stock to the aggregate size of the annual equity award pool pursuant to the terms of our certificate of incorporation, the Compensation and Corporate Governance Committee will have discretion to determine the amount, form, structure and implementation of compensation payable to our executive officers, including, where appropriate, discretion to increase or decrease awards or to award compensation absent the attainment of performance goals and to award discretionary cash compensation outside of the parameters of our compensation plans. The Compensation and Corporate Governance Committee approves transactions under our equity plans and has the authority to administer and interpret the provisions of the Company's equity and other compensation plans. The Compensation and Corporate Governance Committee is also responsible for overseeing and reporting to the Board on succession planning for the Chief Executive Officer and other senior management positions. In exercising such discretion, the Committee will consult with our President and Chief Executive Officer.

Our Compensation and Corporate Governance Committee is also responsible for overseeing and advising the Board of Directors with respect to corporate governance matters, assisting the Board of Directors in identifying and recommending qualified candidates for nomination to the Board of Directors, making recommendations to the Board of Directors with respect to assignments to committees of the Board of Directors and overseeing the evaluation of the Board of Directors.

Mergers and Acquisitions Committee

The Mergers and Acquisitions Committee held nine meetings in 2007. Pursuant to the charter adopted at the time of the IPO, this committee reviews and assesses, with VMware management, potential acquisitions, divestitures and investments, and, where appropriate, will make recommendations to the Board of Directors regarding potential target candidates. In connection with such review and assessment, our Mergers and Acquisitions Committee may approve acquisitions, divestitures and investments up to a specified applicable dollar limit and in accordance with any other relevant parameters previously established by the Board of Directors. Our Mergers and Acquisitions Committee also participates, with the Compensation and Corporate Governance Committee, in the preparation and review of the annual performance of the Mergers and Acquisitions Committee.

Compensation Committee Interlocks and Insider Participation

During fiscal 2007, our Compensation and Corporate Governance Committee was comprised of Messrs. Brown and Strohm. No executive officer of VMware during 2007 served, or currently serves, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on VMware's Board of Directors or VMware's Compensation and Governance Committee.

PROPOSAL 1

ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE CLASS I, GROUP II NOMINEE LISTED BELOW.

Stockholders are being asked to elect three Class I directors, of which two directors are Group I directors and one is a Group II director, to serve for an additional three-year term. The current Class I directors' term of office expires at the Annual Meeting. The Board of Directors has nominated the three following persons, all incumbent Class I directors, for election as Class I directors at the Annual Meeting:

- Renee J. James—Class I, Group II director—(elected by Class A common and Class B common voting together as a single class)
- John R. Egan—Class I, Group I director—(elected by Class B common only)
- Joseph M. Tucci—Class I, Group I director—(elected by Class B common only)

Ms. James, the Class I, Group II nominee, must be elected by a majority of the aggregate of the votes of the Class A and Class B common stock cast with respect to each nominee at the Annual Meeting, with each Class A and Class B share entitled to one vote per share in such election.

Messrs. Egan and Tucci, the two Class I, Group I nominees, must be elected by a majority of the votes of the Class B common stock cast with respect to such nominee at the Annual Meeting.

We expect each nominee for election as a director at the Annual Meeting to be able to accept such nomination. Information about the nominees is provided under the heading *"Our Board of Directors and Nominees"* above.

Each Class I Director elected at the 2008 Annual Meeting will serve until the 2011 Annual Meeting or special meeting in lieu thereof, and until that director's successor is elected and qualified.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2

VMware is asking stockholders to ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP ("PWC") as the Company's independent auditors for the fiscal year ending December 31, 2008.

PWC, an independent registered public accounting firm, has served as VMware's independent auditors since December 2002. VMware expects that representatives of PWC will be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so and to respond to appropriate questions. PWC is also the independent auditor of EMC, our parent company. We are required by the Master Transaction Agreement we entered into with EMC at the time of our IPO to use our reasonable best efforts to use the same independent registered public accountant selected by EMC until such time as EMC is no longer required to consolidate our results of operations and financial position (determined in accordance with generally accepted accounting principles consistently applied). For further information, see *"Transactions with Related Persons—Our Relationship with EMC Corporation"* below.

This proposal must receive "For" votes from the holders of shares of Class A and Class B common stock representing at least a majority of the votes actually present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes on this proposal.

Although ratification by the stockholders is not required by law, the Board of Directors has determined that it is desirable to request approval of this selection by the stockholders as a matter of good corporate governance. In the event the stockholders fail to ratify the appointment of PWC, the Audit Committee will consider this factor when making any determinations regarding PWC.

Pre-Approval of Audit and Non-Audit Services

During 2007, the Audit Committee pre-approved all audit, review and attest services performed by PWC.

In accordance with the Audit Committee's pre-approval policy, the Audit Committee pre-approves all permissible non-audit services and all audit, review or attest engagements. The Audit Committee has delegated to its Chairman the authority to pre-approve any specific non-audit service which was not previously pre-approved by the Audit Committee, provided that any decisions of the Chair to pre-approve non-audit services shall be presented to the Audit Committee at its next scheduled meeting. During 2007, the Audit Committee pre-approved all non-audit services in accordance with the policy set forth above.

The following table summarizes the fees of PWC billed to us for the last two fiscal years.

	Audit Fees(1)	Audit Related Fees	Tax Fees	All Other Fees(2)
2007	$4,473,890	—	$43,424	$2,518
2006(3)	$ 440,923	—	—	$1,500

(1) Includes audit fees of approximately $2.9 million in connection with our IPO as well fees in connection with statutory audits, reviews of interim information and testing under Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Includes subscription fee for the auditor's web-based accounting research program.

(3) Fees billed in 2006 were prior to our IPO when we were a wholly-owned subsidiary of EMC. 2006 fees primarily relate to audit work performed in connection with the consolidated audit of EMC and may not be representative of the fees we would have incurred as a stand-alone company.

PROPOSAL 3

APPROVAL OF VMWARE, INC. 2007 EQUITY AND INCENTIVE PLAN

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 3

Stockholders are being asked to approve the VMware, Inc. 2007 Equity and Incentive Plan. The 2007 Equity and Incentive Plan allows us to provide our employees, consultants, advisors and non-employee directors with equity-based incentive awards and non-equity based compensation that are competitive with those of companies with which we compete for talent. The purpose of the plan is to attract, motivate and retain such persons and to provide compensation opportunities to reward superior performance. We believe that equity is a key element of our compensation package and that equity awards encourage employee loyalty and align employee interests directly with those of our stockholders.

Our Board approved the 2007 Equity and Incentive Plan on June 5, 2007, and EMC, our parent and controlling stockholder, also approved the 2007 Equity and Incentive Plan on June 5, 2007. The 2007 Equity and Incentive Plan must receive "For" votes from the holders of shares of Class A and Class B common stock representing at least a majority of the votes actually present in person or represented by proxy at the Annual Meeting and entitled to vote at the meeting in order to permit awards granted to our officers considered to be "Covered Employees" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") that are in excess of the $1 million per year limitation on compensation payable to Covered Employees to be deductible as "performance-based compensation under Section 162(m). Currently, our chief executive officer and our three other highest compensated officers (other than our principal financial officer) are considered Covered Employees under Section 162(m). Stockholder approval of this Proposal No. 3 will also constitute approval of (i) the performance criteria upon which performance-based awards (including cash-incentive awards) are intended to be deductible under Section 162(m), (ii) the annual per person limit of 3,000,000 shares for stock-based awards, and (iii) the $5,000,000 annual limit for a cash-based award payment to a Covered Employee.

If the 2007 Equity and Incentive Plan is not approved by stockholders, we will not continue to grant awards to the Covered Employees under the 2007 Equity and Incentive Plan. However, neither the approval nor the failure to approve the 2007 Equity and Incentive Plan will limit the ability of the Board of Directors to adopt any additional incentive or bonus plans or to pay any other compensation, including any additional equity or bonus awards, to the Covered Employees or to other employees. However, any such additional bonus awards or other compensation might not be considered qualified performance-based compensation and therefore might not be deductible under Section 162(m) of the Code unless such awards or compensation complies with the stockholder approval and other requirements of the Code.

The 2007 Equity and Incentive Stock Plan contains several important features, including the following:

- Stock options may not have a term in excess of ten years, may not be repriced without stockholder approval and may not be granted at a discount;
- No amendments to the 2007 Equity and Incentive Stock Plan that would increase the total number of shares reserved may be made without stockholder approval; and
- The 2007 Equity and Incentive Stock Plan allows us to cancel outstanding awards or "clawback" the value of awards realized if officers or other senior employees engage in activity detrimental to VMware.

The following is a summary of the material terms and conditions of the 2007 Equity and Incentive Stock Plan. This summary is qualified in its entirety by reference to the terms of the 2007 Equity and Incentive Stock Plan, a copy of which is attached as Annex A to this Proxy Statement.

Summary of the 2007 Equity and Incentive Plan

Awards under the 2007 Equity and Incentive Plan may be in the form of stock options (either incentive stock options or non-qualified stock options) or other stock-based awards, including awards of restricted stock, restricted stock units and stock appreciation rights. The plan also provides for the grant of cash-based awards. Eighty million (80,000,000) shares of our Class A common stock have been reserved for issuance under the 2007 Equity and Incentive Plan. As of December 31, 2007, an aggregate of 45,935,081 shares of Class A common stock were issuable pursuant to outstanding equity awards granted under the 2007 Equity and Incentive Stock Plan and an aggregate of 31,091,078 shares of Class A common equity stock were available for future grant under such plan. Substantially all of our employees, non-employee directors and consultants are eligible to participate in the 2007 Equity and Incentive Plan. As of December 31, 2007, there were approximately 5,000 VMware people worldwide, including employees and non-employee directors eligible to receive awards under the 2007 Equity and Incentive Plan.

The following principal types of awards are available under the plan:

Stock Options. Stock options represent the right to purchase shares of our Class A common stock within a specified period of time at a specified price. The exercise price for a stock option will be not less than 100% of the fair market value of the common stock on the date of grant. Stock options will have a maximum term of ten years from the date of grant. Stock options granted may include those intended to be "incentive stock options" within the meaning of Section 422 of the Code. Stock options awarded under the 2007 Equity and Incentive Plan may vest as determined by Compensation and Corporate Governance Committee. Stock options are assigned an exercise price equal to the closing trading price of our Class A common stock on the grant date. The terms of grants made to employees generally provide for vesting as to 25% of the stock option grant on the first anniversary of the grant date and the remaining 75% of the stock options in equal monthly installments thereafter over three years. Employee stock options generally have a term of six years. Grants made to our non-employee directors in June 2007 prior to our IPO provided for immediate exercisability subject to continued vesting as to one-third of the underlying award on each of the first three anniversaries of the grant date. Any unvested shares obtained in connection with the exercise of an unvested option will be subject to a right of repurchase by us. In January 2008, our Board of Directors approved guidelines for grants to non-employee directors that provide for stock option grants upon a non-employee director's commencement of service to vest in two annual installments on the anniversary of the director's initial election to our Board and grants to continuing directors to vest in quarterly installments over one year. Such option grants shall generally have a seven-year term. In the future, our Compensation and Corporate Governance Committee and our Board may revise its policies with respect to option grants from time to time.

Restricted Stock and Restricted Stock Units. Restricted stock is a share of our Class A common stock that is subject to a risk of forfeiture or other restrictions that will lapse subject to the recipient's continued employment or the attainment of performance goals. Restricted stock units represent the right to receive shares of our Class A common stock in the future, with the right to future delivery of the shares also subject to the recipient's continued employment or the attainment of performance goals. We grant RSUs to employees and the guidelines adopted by our Board of Directors for grants to our non-employee directors provides for RSU grants in addition to the stock option grants discussed above. Vesting requirements of restricted stock and restricted stock units vary and are established by our Compensation and Corporate Governance Committee.

Stock Appreciation Rights. Stock appreciation rights entitle the holder upon exercise to receive shares of our Class A common stock having a value equal to the excess of (i) the value of the number of shares with respect to which the right is being exercised (which value is based on fair market value at the time of such exercise) over (ii) the exercise or base price applicable to such shares. The exercise price for a stock appreciation right will be not less than 100% of the fair market value of our Class A common stock on the date of grant.

Other Stock-Based or Cash-Based Awards. Our Compensation and Corporate Governance Committee is authorized to grant awards in the form of other stock-based awards or other cash-based awards, as deemed to be consistent with the purposes of the 2007 Equity and Incentive Plan. The maximum value of the aggregate payment to any Covered Employee with respect to cash-based awards under the 2007 Equity and Incentive Plan in respect of an annual performance period is $5,000,000.

Performance Based Awards. The Compensation and Corporate Governance Committee may grant awards under the 2007 Equity and Incentive Plan subject to the satisfaction of performance goals. In the case of awards intended to qualify for exemption under Section 162(m) of the Code, the Compensation and Corporate Governance Committee will use one or more objectively determinable performance goals that relate to one or more performance criteria and will administer the awards in accordance with the applicable requirements of Section 162(m) of the Code. The performance criteria available under the 2007 Equity and Incentive Stock Plan may consist of any or any combination of the following areas of performance: (i) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per common share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) operating margin or profit margin; (xv) common stock price or total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xix) any combination of, or a specified increase in, any of the foregoing. Where applicable, the performance goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of VMware, a subsidiary or affiliate, or a division or strategic business unit, or may be applied to the performance of VMware relative to a market index, a group of other companies or a combination thereof, all as determined by the Compensation and Corporate Governance Committee. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). To the extent applicable, each of the performance goals shall be determined in accordance with generally accepted accounting principles. Each of the performance goals shall be subject to certification by the Compensation and Corporate Governance Committee; provided that, to the extent an award is intended to satisfy the performance-based compensation exception to the limits of Section 162(m) of the Code and then to the extent consistent with such exception, the Compensation and Corporate Governance Committee shall have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events affecting VMware or any subsidiary or affiliate or the financial statements of VMware or any subsidiary or affiliate, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles. The Compensation and Corporate Governance Committee will determine whether the performance goals for a performance award have been met.

The maximum aggregate payment which any Covered Employee may receive pursuant to a cash-based award will be $5,000,000 in any annual performance period, and for any performance period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve. With respect to a performance-based award made to a Covered

Employee that is intended to be deductible pursuant to Section 162(m) of the Code, no payment shall be made prior to certification by the Compensation and Corporate Governance Committee that the performance goals have been attained. The Compensation and Corporate Governance Committee may, in certain circumstances, exercise its discretion to reduce the amount of the performance-based award.

The maximum number of shares reserved for the grant or settlement of awards under the 2007 Equity and Incentive Plan is 80,000,000, and not more than 3,000,000 shares may be granted to any plan participant under the plan in any twelve-month period, subject in each case to adjustment in the event of a extraordinary dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange or other similar corporate transaction. Any shares subject to awards which are cancelled, forfeited or otherwise terminated or satisfied without the issuance of shares will again be available for grants under the plan.

Our Compensation and Corporate Governance Committee administers the 2007 Equity and Incentive Plan. The Compensation and Corporate Governance Committee has the ability to: select individuals to receive awards; select the types of awards to be granted; determine the terms and conditions of the awards, including the number of shares, the purchase price of the awards, and restrictions and performance goals relating to any award; establish the time when the awards and/or restrictions become exercisable, vest or lapse; determine whether options will be incentive stock options; determine whether and to what extent an award may be settled, cancelled, forfeited, accelerated (including upon a "change in control"), exchanged or surrendered; and make all other determinations deemed necessary or advisable for the administration of the plan. The Compensation and Corporate Governance Committee may grant awards which, in the event of a "change in control" of VMware, become fully vested and exercisable. Moreover, the event of any extraordinary dividend or other extraordinary distribution (whether in the form of cash, stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction, the Compensation and Corporate Governance Committee shall make such equitable changes or adjustments as necessary or appropriate to any or all of (i) the number and kind of shares of stock or other property (including cash) that may thereafter be issued in connection with awards or the total number of awards issuable under the plan, (ii) the number and kind of shares of stock or other property issued or issuable in respect of outstanding awards, (iii) the exercise price, grant price or purchase price relating to any award, (iv) the performance goals and (v) the individual limitations applicable to awards; provided that, with respect to ISOs, any adjustment shall be made in accordance with the provisions of Section 424(h) of the Code, and provided further that no such adjustment shall cause any award which is or becomes subject to Section 409A of the Code to fail to comply with the requirements of such section. Our Compensation and Governance Committee may also make such modifications to the plan and/or the awards granted thereunder as necessary in order to conform with the laws and regulations of jurisdictions outside of the United States.

The 2007 Equity and Incentive Stock Plan allows us to cancel outstanding awards or "clawback" the value of awards realized if officers or other senior employees engage in activity detrimental to VMware.

Under the 2007 Equity and Incentive Plan, awards are generally non-transferable other than by will or by the laws of descent and distribution. However, our Compensation and Corporate Governance Committee in its sole discretion may grant transferable nonqualified stock options that upon becoming fully vested and exercisable may be transferred to a third-party pursuant to an auction process approved or established by VMware.

Our Board of Directors may amend, alter or discontinue the 2007 Equity and Incentive Plan, but no amendment, alteration or discontinuation will be made that would impair the rights of a participant under any award granted without such participant's consent or that would increase the total number of shares reserved under the plan (other than pursuant to the adjustment provisions summarized above). In addition, stockholder approval may be required with respect to certain amendments, due to stock exchange rules or requirements of applicable law. The 2007 Equity and Incentive Plan, unless sooner terminated by our Board of Directors, will remain in effect through the tenth anniversary of its adoption.

U.S. Federal Income Tax Consequences

Incentive Stock Options. In general, neither the grant nor the exercise of an incentive stock option granted under the 2007 Equity and Incentive Plan will result in taxable income to the option holder or a deduction to us. If the option holder does not dispose of stock received upon exercise of an incentive stock option within two years after the date the option is granted and within one year after the date of exercise, any later sale of such stock will result in a capital gain or loss (and we are not entitled to a corresponding deduction).

If stock received upon the exercise of an incentive stock option is disposed of before the holding period requirements described above have been satisfied, the option holder will generally realize ordinary income at the time of disposition. The amount of such ordinary income will generally be equal to the difference between the fair market value of our Class A common stock on the date of exercise and the exercise price. In the case of a disqualifying disposition in which a loss (if sustained) would be recognized, then the amount of ordinary income will not exceed the excess of the amount realized on the sale over the adjusted basis of the stock, that is, in general, the price paid for the stock. We will generally be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income realized by the option holder, subject to any necessary withholding and reporting requirements.

Certain option holders exercising incentive stock options may become subject to the alternative minimum tax, under which the difference between (i) the fair market value of stock purchased under incentive stock options, determined on the date of exercise, and (ii) the exercise price, will be an item of tax preference in the year of exercise for purposes of the alternative minimum tax.

Non-Qualified Stock Options. Options granted under the 2007 Equity and Incentive Plan which are not incentive stock options are "non-qualified options". No income results upon the grant of a non-qualified option. When an option holder exercises a non-qualified option, he or she will realize ordinary income subject to withholding. Generally, such income will be realized at the time of exercise and in an amount equal to the excess, measured at the time of exercise, of the then fair market value of our Class A common stock over the option price. We will generally be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income realized by the option holder, subject to certain withholding and reporting requirements.

Restricted Stock. Generally, restricted stock is not taxable to a participant at the time of grant, but instead is included in ordinary income (at its then fair market value) when the restrictions lapse. A participant may elect to recognize income at the time of grant, in which case the fair market value of our Class A common stock at the time of grant is included in ordinary income and there is no further income recognition when the restrictions lapse. We are generally entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant.

Restricted Stock Units. Generally, the participant will not be subject to tax upon the grant of an award of restricted stock units but will recognize ordinary income in an amount equal to the fair market value of any shares received on the date of delivery of the underlying shares of our Class A common stock. We will generally be entitled to a corresponding tax deduction.

Stock Appreciation Rights. Generally, the participant will not be subject to tax upon the grant of a stock appreciation right. However, upon the receipt of shares pursuant to the exercise of a stock appreciation right, the participant, generally, will recognize ordinary income in an amount equal to the fair market value of the shares received. The ordinary income recognized with respect to the receipt of shares upon exercise of stock appreciation rights will be subject to any necessary withholding and reporting requirements. Generally, we will not be entitled to a tax deduction upon the grant or termination of stock appreciation rights. However, we will, generally, be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income realized by the participant.

Section 162(m). Section 162(m) of the Code limits to $1 million the deduction a public company may claim in any year for compensation to any of certain key officers. There are a number of exceptions to this deduction limitation, including an exception for qualifying performance-based compensation. It is intended that awards under the plan may be eligible for this performance-based exception.

Section 409A. Section 409A of the Code, which is generally effective as of January 1, 2005, makes important changes to the tax treatment of nonqualified deferred compensation. Awards held by employees that are subject to but fail to comply with Section 409A are subject to a penalty tax of 20% in addition to ordinary income tax, as well as to interest charges. In addition, the failure to comply with Section 409A may result in an acceleration of the timing of income inclusion in respect of awards for income tax purposes. Awards granted under the 2007 Equity and Incentive Plan are intended to be exempt from the rules of Section 409A and will be administered accordingly. The Compensation and Corporate Governance Committee intends to administer any award resulting in a deferral of compensation subject to Section 409A consistent with the requirements of Section 409A to the maximum extent possible, as determined by the Compensation and Corporate Governance Committee.

This summary is not a complete description of the U.S. Federal income tax aspects of the 2007 Equity and Incentive Plan. Moreover, this summary relates only to Federal income taxes; there may also be Federal estate and gift tax consequences associated with the 2007 Equity and Incentive Plan, as well as foreign, state and local tax consequences.

New Incentive Plan Benefits

The future benefits or amounts that could be received under the 2007 Equity and Incentive Plan are discretionary and are therefore not determinable at this time. In addition, the benefits or amounts which would have been received by or allocated to executive officers and our other employees for the last fiscal year are not determinable. Please see the table below which sets forth the equity incentive awards that have been issued under the 2007 Equity and Incentive Plan through March 1, 2008.

Stockholder Approval

In order for future awards granted under the 2007 Equity and Incentive Plan to our Covered Employees to continue to qualify as "performance-based compensation" under Section 162(m) of the Code, the plan must be approved by our stockholders. If we obtain stockholder approval for the 2007 Equity and Incentive Plan, we will be required to seek additional stockholder approval if the Board wishes to amend the plan in the future and, in any event, will be required to obtain stockholder approval at the 2013 annual stockholder meeting if we determine to continue to grant "qualified performance-based compensation" to our Covered Employees under the 2007 Equity and Incentive Plan at that time.

This proposal must receive "For" votes from the holders of shares of Class A and Class B common stock representing at least a majority of the votes actually present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled ten votes on this matter.

The table below shows, as to the Named Executive Officers and the other individuals and groups indicated, the number of shares of common stock subject to stock-based awards issued under the 2007 Equity and Incentive Plan through March 1, 2008. As detailed below, amounts shown include shares issued pursuant to the exchange of VMware stock-based awards for EMC stock-based awards conducted in conjunction with our IPO (the "Exchange Offer"). The closing trading price of our Class A common stock as reported on the NYSE on February 29, 2008 was $58.67 per share. For further information, see *"Compensation of Executive Officers—Outstanding Awards at Fiscal Year End"* below.

Name and Position	Number of Shares Subject to Options Issued Under the Plan	Number of Shares Subject to Restricted Stock or Restricted Stock Units Issued Under the Plan
Diane B. Greene, President, Chief Executive Officer and Director	1,795,052(1)	113,030(2)
Mark S. Peek, Chief Financial Officer	250,000	433,216
Thomas J. Jurewicz, Vice President of Finance	149,393(3)	12,231(4)
Carl M. Eschenbach, Executive Vice-President of Worldwide Field Operations	423,389(5)	50,964(4)
Rashmi Garde, Vice President and General Counsel	200,000	0
All current executive officers as a group	2,917,834(6)	734,441(7)
All non-employee directors as a group	120,000	0
Renee J. James, a nominee for director	0	0
John R. Egan, a nominee for director	40,000	0
Joseph M. Tucci, a nominee for director	0	0
Each associate of any non-employee directors, executive officers or nominees	372,316	0
Each other person who received or is to receive five percent of awards under the 2007 Equity and Incentive Plan	0	0
All current and former employees, excluding current executive officers, as a group	37,720,125(8)	2,919,882(9)

(1) Includes 795,052 shares subject to options issued in exchange for EMC stock options pursuant to the Exchange Offer.

(2) Includes 28,030 shares subject to restricted stock awards issued in exchange for EMC restricted stock awards pursuant to the Exchange Offer and an 85,000 share RSU granted to Ms. Greene in consideration of a commitment by EMC to grant EMC equity awards to Ms. Greene.

(3) Includes 49,393 shares subject to options issued in exchange for EMC stock options pursuant to the Exchange Offer.

(4) Shares subject to restricted stock awards issued in exchange for EMC restricted stock awards pursuant to the Exchange Offer.

(5) Includes 73,389 shares subject to options issued in exchange for EMC stock options pursuant to the Exchange Offer.

(6) Includes 917,834 shares subject to options issued in exchange for EMC stock options pursuant to the Exchange Offer.

(7) Includes 91,225 shares subject to restricted stock awards issued in exchange for EMC restricted stock awards pursuant to the Exchange Offer.

(8) Includes 5,808,069 shares subject to options issued in exchange for EMC stock options pursuant to the Exchange Offer.

(9) Includes 2,786,610 shares subject to restricted stock awards issued in exchange for EMC restricted stock awards pursuant to the Exchange Offer.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding VMware's equity compensation plans as of December 31, 2007. Our equity compensation plans include our 2007 Equity and Incentive Plan and our 2007 Employee Stock Purchase Plan. Only shares of Class A common stock may be issued under these plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price per Share of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	45,935,081[(1)]	$26.76	37,491,078
Equity compensation plans not approved by security holders	—	—	—
Total:	45,935,081	$26.76	37,491,078

(1) Includes 6,685,059 shares issuable upon exercise of VMware stock options issued in exchange for EMC stock options pursuant to the exchange offer conducted in conjunction with our IPO which was effective on August 13, 2007. All such shares subject to VMware stock options will be issued from the 2007 Plan upon exercise.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of March 1, 2008, about the beneficial ownership of Class A common stock and Class B common stock by (i) EMC, (ii) each person who is known by us to own beneficially more than 5% of either class of our common stock, (iii) each of our directors and nominees for director, (iv) each of the Named Executive Officers (as defined below) and (v) by all directors and executive officers of VMware as a group.

Applicable percentage ownership is based on 83,541,639 shares of Class A common stock and 300,000,000 shares of Class B common stock outstanding at March 1, 2008. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options, warrants, rights or conversion privileges held by that person that are currently exercisable or exercisable within 60 days of March 1, 2008. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Only EMC, its successor-in-interest or its majority-owned or controlled subsidiaries may hold shares of Class B common stock unless and until such time as EMC distributes its shares of Class B common stock in a distribution under section 355 of the Code, following which distribution the Class B common stock may be held by EMC, the distributees and their transferees. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, the election of directors, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in our certificate of incorporation. Each share of Class B common stock is convertible into one share of Class A common stock at any time, at EMC's election. However, if EMC distributes its shares of Class B common stock in a distribution under section 355 of the Code, such right to convert Class B common stock into Class A common stock will terminate upon such distribution.

Name of Beneficial Owner	Number of Class B Shares Beneficially Owned[1]	Percent of Outstanding Class B Shares	Percentage of Total Vote[2]
5% Beneficial Owners			
EMC Corporation 176 South Street, Hopkinton, MA 01748	300,000,000	100.00%	97.29%
	Number of Class A Shares Beneficially Owned[1]	**Percent of Outstanding Class A Share**	**Percentage of Total Vote[1]**
5% Beneficial Owners			
EMC Corporation	26,500,000[3]	31.72%	**
Fidelity Management & Research Company[4] 82 Devonshire Street, Boston, MA 02109	10,780,602	12.90%	**
Intel Corporation[5] 2200 Mission College Blvd., Santa Clara, CA 95052	9,500,000	11.37%	**
Cisco Systems International B.V.[6] Haarlerbergpark Haarlerbergweg 13-19 1101 CH Amsterdam The Netherlands	6,000,000	7.18%	**

Name of Beneficial Owner	Number of Class A Shares Beneficially Owned[1]	Percent of Outstanding Class A Share	Percentage of Total Vote[1]
Directors and Officers			
Michael W. Brown[7]	40,000	**	**
John R. Egan*[8]	40,000	**	**
Carl M. Eschenbach[9]	57,383	**	**
Rashmi Garde[10]	304	**	**
David I. Goulden[11]	0	**	**
Diane B. Greene[12]	451,866	**	**
Renee J. James*	0	**	**
Thomas J. Jurewicz[13]	31,216	**	**
Mark S. Peek	304	**	**
Dennis D. Powell	0	**	**
David N. Strohm[14]	40,000	**	**
Joseph M. Tucci*[15]	0	**	**
All directors and executive officers as a group (13 persons)[16]	661,073	**	**

* Nominee for director

** Less than 1%

(1) All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the date of this table. In addition to the amounts shown, each share of Class B common stock may be converted to one share of Class A common stock upon election of the holder.

(2) Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class, calculated on the basis of 10 votes per share of Class B common stock and one vote per share of Class A common stock. Each holder of Class B common stock is entitled to 10 votes per share of Class B common stock and each holder of Class A common stock is entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote, with the exception of the election of Group II directors, in which Class A and Class B shares are each entitled to one vote per share.

(3) Does not include 300,000,000 shares of Class A common stock issuable upon conversion of the shares of Class B common stock held by EMC listed in the above table. Such shares of Class B common stock are convertible into Class A common stock at the election of EMC.

(4) According to Schedule 13G/A filed February 14, 2008 with the SEC by FMR LLC, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 10,780,602 shares of Class A common stock as a result of acting as investment adviser to various investment companies. The ownership of one such investment company, Fidelity Growth Company Fund, amounted to 5,413,600 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds, each has sole power to dispose of the shares owned by the funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairperson of FMR LLC., has the sole power to vote or direct the voting of the shares, which power resides with the funds' Boards of Trustees.

(5) According to a Schedule 13D filed with the SEC on September 4, 2007, shares are directly owned by Intel Capital Corporation, a wholly-owned subsidiary of Intel Corporation. Intel Corporation has the sole power to vote or direct the voting of the shares and is deemed the beneficial owner of the shares.

(6) According to a Schedule 13 D/A filed November 29, 2007 with the SEC, Cisco Systems International B.V. is the holder of record and beneficial owner of the shares indicated. Cisco Systems International B.V. is a direct wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. and an indirect wholly owned subsidiary of the following entities: Cisco Systems Luxembourg S.a.r.l., Cisco Systems Luxembourg International S.a.r.l., Cisco Systems International S.a.r.l., Cisco Systems (Bermuda) Limited, Cisco Systems International Holdings Limited, Cisco Technology, Inc. and Cisco Systems, Inc. Other than the holder of record, each of the above entities disclaims beneficial ownership of the shares.

(7) Excludes 40,000 shares of EMC common stock beneficially owned by such individual of which 10,000 shares are subject to options exercisable within 60 days of March 1, 2008.
(8) Excludes 2,150,594 shares of EMC common stock beneficially owned by such individual of which 90,000 shares are subject to options exercisable within 60 days of March 1, 2008.
(9) Includes 6,115 shares of Class A common stock subject to options exercisable within 60 days of March 1, 2008 which were issued pursuant to the Exchange Offer.
(10) Excludes 19,477 shares of EMC common stock beneficially owned by such individual.
(11) Excludes 1,604,314 shares of EMC common stock beneficially owned by such individual of which 1,150,000 shares are subject to options exercisable within 60 days of March 1, 2008.
(12) Includes 362,868 shares of Class A common stock subject to options held by Ms. Greene and exercisable within 60 days of March 1, 2008 which were issued to Ms. Greene pursuant to the Exchange Offer. Includes 73,388 shares subject to options held by Mendel Rosenblum, Ms. Greene's spouse, exercisable within 60 days of March 1, 2008. Ms. Greene disclaims beneficial ownership of such shares. Excludes 188,613 shares of EMC common stock beneficially owned by Ms. Greene.
(13) Includes 26,097 shares of Class A common stock subject to options exercisable within 60 days of March 1, 2008 which were issued pursuant to the Exchange Offer. Excludes 30,905 shares of EMC common stock beneficially owned by such individual.
(14) Excludes 725,176 shares of EMC common stock beneficially owned by such individual of which 89,200 shares are subject to options exercisable within 60 days of March 1, 2008.
(15) Excludes 8,998,221 shares of EMC common stock beneficially owned by such individual of which 6,979,549 shares are subject to options exercisable within 60 days of March 1, 2008.
(16) Includes 395,080 shares of Class A common stock beneficially owned by all executive officers and directors as a group by virtue of options to purchase these shares including. Excludes 73,388 shares as to which such individuals have disclaimed beneficial ownership. Also excludes 13,757,300 shares of EMC common stock beneficially owned by such individuals, of which 8,318,749 shares are subject to options exercisable within 60 days of March 1, 2008.

The address of all persons listed above, other than EMC, Intel, Cisco and Fidelity Management & Research Company is c/o VMware, Inc., 3401 Hillview Avenue, Palo Alto, California 94304.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

Our named executive officers for 2007 set forth in the proxy statement are Diane Greene, President and Chief Executive Officer, Mark Peek, Chief Financial Officer, Carl Eschenbach, Executive Vice President of Worldwide Field Operations, Rashmi Garde, Vice President and General Counsel and Thomas Jurewicz, our Vice President of Finance. Mr. Jurewicz served as our principal financial officer during 2007 until we hired Mr. Peek in April 2007. These individuals are referred to as the "Named Executive Officers."

Objectives of our Executive Compensation Program

The objectives of our executive compensation program are:

- to motivate our executives to achieve our strategic, operational and financial goals;
- to reward superior performance;
- to attract and retain exceptional executives; and
- to align the interests of our executives and our stockholders.

To achieve these objectives, we have implemented and maintained compensation plans that tie a substantial portion of our executive compensation to the achievement of pre-determined performance goals and the price of our stock. We may adopt other arrangements from time to time to best meet our compensation objectives.

Elements of our Executive Compensation Program

Overview of Compensation Setting Process

Prior to May 2007, compensation for our Named Executive Officers was determined by the EMC Compensation Committee or by Ms. Greene. Following the formation of our Compensation and Corporate Governance Committee (the "Committee") on May 18, 2007 in preparation for our initial public offering ("IPO"), all compensation actions for our Named Executive Officers were determined by the Committee.

During the period in 2007 prior to the formation of the Committee, the EMC Compensation Committee determined Ms. Greene's compensation because during that period we were a wholly-owned subsidiary of EMC and Ms. Greene also served as an executive officer of EMC. Specifically, the EMC Compensation Committee approved Ms. Greene's first half bonus targets and performance metrics. During this period, no adjustments were made with respect to her base salary and no equity awards were granted to her. During that period, Ms. Greene determined the compensation for our other Named Executive Officers, including their first half bonus targets and performance metrics. In April 2007, as we prepared for our IPO, Mr. Peek was hired as our Chief Financial Officer. Mr. Peek's new hire compensation package was determined and approved by EMC.

Since its formation, the Committee has approved compensation for all of our Named Executive Officers. Specifically, the Committee approved the terms and conditions of Ms. Greene's new employment agreement in July 2007, equity grants that we made to our Named Executive Officers in June 2007 from our 2007 Equity and Incentive Plan in advance of our IPO and second half bonus targets, including performance metrics.

The Committee did not conduct formal benchmarking studies or approve peer groups in determining compensation for the Named Executive Officers in 2007. However, the Committee reviewed information prepared by EMC and recommendations by Ms. Greene with respect to Named Executive Officers other than her. The Committee also considered advice from an independent consultant retained by the Committee with respect to overall compensation levels for our Named Executive Officers and the pre-IPO equity grants we made to our Named Executive Officers in June 2007.

Decisions made by Ms. Greene prior to formation of the Committee with respect to Named Executive Officer compensation and recommendations made by her to the Committee since its formation have been informed by survey data reviewed by our management gathered from SEC filings and the Radford Executive compensation survey. These decisions and recommendations have been made by evaluating each Named Executive Officer's role and responsibility and the competitive marketplace. The competitive marketplace for these individuals was determined by comparing the compensation of these individuals to the compensation payable to similarly situated employees with reference to survey data compiled for North American high technology companies with revenues of between $1 billion and $3 billion, North American software companies with revenues in excess of $1 billion and high technology and software companies in the San Francisco Bay area with revenues in excess of $1 billion. Although survey data was reviewed, compensation was not "benchmarked" to any particular level. In 2007, as in prior years, a strong emphasis was placed on survey data relating to the cash bonus and equity components of the compensation paid to executives. Over 2,500 companies participated in the Radford survey, with over 250 in the software products industry, including many of the companies with whom we directly compete for talent, such as BEA Systems, Inc., CA, Inc., Google, Microsoft Corporation, Network Appliance, Inc., Oracle Corporation, SAP America, Symantec Corp, Adobe Systems Incorporated, Yahoo! Inc. and McAfee, Inc.

In 2008, the Committee plans to undertake a formal evaluation of the competitive market with the assistance of its independent consultant, Frederic W. Cook & Co. ("FWC"), as well as studies prepared by management. FWC reports directly to the Committee and does no separate work for management in any capacity. Management has separately retained Mercer Human Resources Consulting to assist with analyses which may be reviewed by the Committee.

Compensation Components

The compensation packages of our Named Executive Officers rely upon a mix of cash and equity-based compensation to achieve our compensation objectives. We have emphasized long-term equity awards in our compensation packages, which we believe is consistent with our position as a newly-public company emphasizing future growth in the virtualization software market. Cash is generally a lesser portion of our compensation packages and is divided into base salary and short-term performance-based bonus awards. We believe that differences in the relative compensation levels of our Named Executive Officers reflect market competitive levels of compensation for each respective executive position and are reasonable and appropriate to attract and retain our Named Executive Officers.

Base Salary

Base salary serves as the primary form of guaranteed compensation for our Named Executive Officers. It also impacts other compensation and benefit levels, including annual bonus opportunities as they are expressed as a percentage of base salary. We have not established specific percentiles of the competitive market for any of our Named Executive Officers, but current base salaries are believed be at or below median levels in relation to other publicly-traded software companies of similar size.

Base salaries in effect at the beginning of the year were reflective of our status as a wholly-owned subsidiary of EMC. Effective January 1, 2007, Mr. Jurewicz's salary was increased by $5,000 and Ms. Garde's base salary was increased by $7,500. No other adjustments to base salaries of our Named Executive Officers were made at that time. The adjustments were approved by Ms. Greene and based on her judgment regarding their individual performance and market conditions as well as the survey data referenced above.

The Committee approved an increase to Ms. Greene's salary from $350,000 to $750,000 effective June 1, 2007. The Committee believed the new salary was commensurate with her new position and increased level of responsibilities as CEO of a publicly-traded company. In making its determination, the Committee took into account Ms. Greene's importance to us, the size of her equity holdings, FWC's advice regarding compensation structure, compensation survey data presented by EMC and Ms. Greene's salary level relative to other Named Executive Officers.

The Committee also approved an increase to Mr. Eschenbach's base salary from $375,000 to $525,000 retroactive to April 1, 2007. Prior to our IPO, Mr. Eschenbach had received discretionary bonus payments from EMC of $112,500 in 2006 and $37,500 in 2007 in recognition of his strong performance as well as for competitive and retention purposes. The Committee determined that it would be appropriate for competitive and retention purposes to increase Mr. Eschenbach's base salary because following our IPO he would no longer receive any payments from EMC.

Mr. Peek's salary was approved as part of a negotiation to secure his employment as our CFO in anticipation of our IPO, and also reflected the higher cost of living in the Bay Area.

Annual Bonus

Each of our Named Executive Officers is eligible to earn annual cash bonuses tied to our financial results and individual performance. We believe it is important to provide rewards for specific results and behaviors which support our overall long-term business strategy. Individual bonus target levels for 2007 were set between 30% and 56% of base salary for our Named Executive Officers other than Ms. Greene. Ms. Greene's annual bonus target amount was set at 100% of her base salary. These levels were informed by the survey data referenced above but were not specifically benchmarked at any particular level relative to the competitive market. We believe cash bonus opportunities are at or below median levels in relation to other publicly-traded software companies of similar size.

For Ms. Greene, 75% of her bonus opportunity for 2007 was tied to the achievement of specific semi-annual corporate revenues and non-GAAP operating income results, while 25% was tied to the achievement of semi-annual individual goals. For all other Named Executive Officers except Mr. Eschenbach, the mix was 50% semi-annual corporate revenues and non-GAAP operating income results, and 50% semi-annual individual achievement. For Mr. Eschenbach, his mix for the first half of 2007 was 50% semi-annual corporate bookings achievement, and 50% semi-annual corporate revenues and non-GAAP operating income results. For the second half of 2007, Mr. Eschenbach's mix was 50% semi-annual corporate bookings achievement and 50% semi-annual individual achievement.

Corporate Financial Metrics

The corporate financial metrics were chosen because these are key metrics that drive our business. Non-GAAP operating income was calculated by taking GAAP operating income, and adding back or subtracting, as the case may be, amounts relating to stock-based compensation, certain charges from EMC, amortization of intangibles, including in process research and development charges, and the net impact of the cash elements of capitalized software development costs calculated pursuant to the Statement of Financial Accounting Standard ("SFAS") 86. Bookings were calculated as the aggregate dollar amount of products sold to customers during the measurement period without regard to revenue recognition policies. Threshold achievement of 80% for each of the targets except bookings was required for each six-month performance period before any bonus payouts could be made. Maximum payouts equal to 150% of the portion of the bonus target tied to the achievement of corporate financial metrics were possible for the achievement of overall corporate financial results equal to or greater than 150% of target. Mr. Eschenbach's bookings bonus did not include threshold or maximum amounts as it was based on a sales commission model, reflecting the focus of Mr. Eschenbach's sales organization. Mr. Eschenbach's bookings bonus program is further detailed in *"Grants of Plan-Based Awards"* below.

The first half corporate revenue and operating income goals were $480 million and $130 million, respectively. The second half targets were $570 million and $150 million, respectively. We achieved 115.7% of the revenue target and 112.9% of operating income target for the first half of 2007. We achieved 135.1% of the revenue target and 133% of operating income target for the second half of 2007. Mr. Eschenbach's first half corporate bookings target was $610 million and his second half target was $950 million. Actual bookings results were in excess of target for both six-month periods. As a result, each of the Named Executive Officers received bonus payments for the first and second halves of 2007 that exceeded their target bonus amounts. Bonus payment amounts are detailed in the *"Summary Compensation Table"* below.

Individual Performance Goals

Individual goals for each six-month period were established for each of our Named Executive Officers for 2007. Threshold achievement of 80% of corporate financial goals was required for each six-month period before any bonus payouts for achievement of individual goals for the corresponding six-month period could be made. Between four and eight individual performance goals were assigned in each six-month period except for Mr. Eschenbach, as noted below. The Committee evaluated whether these performance goals were achieved by the Named Executive Officers, taking into account actual performance against individual goals and the degree of difficulty in achieving the goals, in the exercise of the Committee's discretion in determining the appropriate level of payouts. In making its determinations with respect to Named Executive Officers other than Ms. Greene, the Committee reviewed recommendations that she made to the Committee at the conclusion of each six-month period.

Ms. Greene's individual performance goals included, and her performance was evaluated by the Committee with respect to, consistent execution of our business plan, maintaining industry leadership, completing the planning and budgeting cycle, partnering with industry vendors and attracting and retaining key talent in the industry. For Ms. Garde, her goals included the establishment of legal entities outside of the United States and organizational objectives relating to us becoming a publicly-traded company. For Mr. Peek, his goals included results relating to investor relations, accounting policies, information technology infrastructure and facilities. For Mr. Eschenbach, his goals for the first half of 2007 were our achievement of our first half corporate financial goals and for the second half included increasing new partnerships and sales contracts in certain markets, increasing the number of customers and building the sales organization. For Mr. Jurewicz, his goals included leading the planning and budgeting process, project management, implementing and achieving compliance goals and financial forecasting.

For 2007, the Committee reviewed the results of the individual performance goals for Ms. Greene and Ms. Greene's recommendations with respect to Named Executive Officers other than herself and deemed that the individual performance goals were substantially achieved. Accordingly, the Committee approved the maximum individual payouts for each of our Named Executive Officers.

Additionally, the Committee approved for Ms. Garde a discretionary bonus of $10,000 based on the recommendation by Ms. Greene and in recognition of her efforts during our IPO process. Mr. Peek received a sign-on bonus of $67,000 net of taxes during 2007. As discussed above, Mr. Eschenbach also received a discretionary bonus in the amount of $37,500 from EMC in light of his strong performance, as well as for competitive and retention purposes.

Long-Term Incentives

We strongly believe that equity awards align the interests of our Named Executive Officers with those of our stockholders. Prior to our IPO, Ms. Greene, Mr. Eschenbach, Ms. Garde and Mr. Jurewicz held EMC stock options, restricted EMC stock and/or performance-accelerated restricted EMC stock ("PARs"). However, no such EMC awards were granted to any of our Named Executive Officers during 2007.

Stock awards granted to our Named Executive Officers by EMC in years prior to 2007 included performance-based acceleration targets that were triggered during 2007. The PARs granted by EMC to our Named Executive Officers in prior years were scheduled to vest in a single cliff on the fifth anniversary of the grant date, subject to the recipient's continued employment. A portion of the PARs could vest at an accelerated rate, generally with respect to one-third or one-quarter of the underlying shares in each of the first three or four years following grant, if annual performance goals were met.

In 2004, the only Named Executive Officer to be granted PARs was Ms. Greene. We refer to these as the "2004 PARs". EMC also granted PARs to Ms. Greene and to several of our other Named Executive Officers in 2005. We refer to these as the "2005 PARs". Ms. Greene was granted 137,500 2004 PARs, two-thirds of which had vested prior to 2007 at an accelerated rate due to the achievement of performance targets during 2005 and 2006. The 2004 PARs and the 2005 PARs granted to Ms. Greene and certain of our Named Executive Officers provided that if VMware achieved profit contribution, defined as net income before taxes, interest expense and amortization of intangible assets, of $300 million and revenue of $1 billion prior to 2010, all remaining unvested PARs would vest on an accelerated basis. Since these targets were achieved in 2007, all remaining unvested PARs held by our Named Executive Officers vested on an accelerated basis in January 2008.

Our employees, including our Named Executive Officers, were allowed to exchange their EMC stock-based awards (including the PARs) for equivalent VMware stock-based awards in connection with our IPO. The number of VMware stock-based awards received was determined by an exchange ratio based upon EMC's two-day weighted average trading price prior to the consummation of our IPO and the IPO price of our Class A common stock. Acceleration of the PARs was approved in January 2008 by the EMC Compensation Committee with respect to those PARs held by our Named Executive Officers that were not exchanged for VMware restricted stock and by the VMware Committee for those PARs that were exchanged. As a result, the remaining unvested 2004 PARs that Ms. Greene exchanged for 28,030 shares of VMware common stock vested and 300,000 shares of EMC common stock subject to 2005 PARs that Ms. Greene did not exchange vested.

The remaining unvested 2005 PARs held by Mr. Eschenbach, Ms. Garde and Mr. Jurewicz also accelerated, as detailed in the footnotes to the *"Outstanding Equity Awards at Fiscal Year End"* table below. In the case of Mr. Eschenbach, the accelerated vesting of 30,000 of the PARs granted to him in 2005, was subject to EMC's achievement of earnings per share targets. Since EMC achieved its 2007 earnings per share target of 72 cents, the 2007 tranche of this award vested on an accelerated basis. For purposes of determining whether the EPS goal was achieved, stock option expense, restructuring charges, operating results from acquisitions closed during the year, and positive tax adjustments for prior periods were excluded from the calculation of EPS.

In anticipation of the IPO, our Board of Directors adopted the 2007 Equity and Incentive Plan on June 5, 2007 and authorized an exchange offer, pursuant to which our eligible employees were allowed to tender restricted EMC stock or vested and unvested EMC options for restricted VMware stock or unvested VMware options, respectively, in conjunction with our IPO.

Additionally, in June 2007, the Committee approved broad-based equity awards of our Class A common stock to our Named Executive Officers as well as our other employees. The structure and levels of these awards were based upon recommendations by Ms. Greene as well as advice from FWC that provided our Committee with an overview of market competitive practices in similar situations. We believe that the resulting program helped us achieve our strategic objectives by:

- motivating our employees, including the Named Executive Officers, to achieve our financial goals;
- promoting retention through the use of multi-year vesting schedules; and
- aligning the interests of our employees, including the Named Executive Officers, with our stockholders because the value of our equity awards will be tied to increases in the value of our Class A common stock.

One-quarter of the stock options will vest on the first anniversary of the grant date and the remaining three-quarters of the stock options will vest in equal monthly installments thereafter over three years. Stock options generally have a term of six years and are assigned an exercise price equal to the fair market value of VMware Class A common stock on the grant date. Following our IPO, the fair market value has been determined by the closing trading price of our Class A common stock on the date of grant.

During 2007, our Named Executive Officers received the following stock option grants prior to our IPO at an exercise price of $23.00 per share:

Name	Shares Subject to Stock Options
Diane B. Greene	1,000,000
Carl M. Eschenbach	350,000
Mark S. Peek	250,000
Rashmi Garde	200,000
Thomas J. Jurewicz	100,000

Additionally, in July 2007, the Committee approved a grant of 85,000 restricted stock units ("RSUs") to Ms. Greene which is scheduled to vest in full on February 1, 2009 if certain criteria established to qualify the RSUs as performance-based compensation under Section 162(m) of the Internal Revenue Code are satisfied in 2008. The RSU award was in consideration of an earlier commitment by EMC to grant EMC equity awards to Ms. Greene which the Committee believed would be more appropriately fulfilled through the grant of our equity in light of our planned IPO. The Committee also believed the award, together with the stock options listed above, were appropriate incentives to provide for Ms. Greene's long term retention with us following our IPO.

In connection with hiring Mr. Peek as our CFO, we granted him 250,000 stock options in June 2007 pursuant to our April 2007 offer to him as an inducement to join us. The employment offer to Mr. Peek also provided for the grant of restricted stock awards with a value equal to the value of the stock options and restricted stock forfeited when he left his prior employer. This resulted in a grant of 433,216 RSUs. The RSUs provide for 3-year cliff vesting, with one-third of the award subject to accelerated vesting at each of the first two anniversaries of the grant date if the corporate revenue and operating income targets for the second half of 2007 were achieved. As described above, the second half 2007 targets were achieved. In determining the awards for the other Named Executive Officers, the Committee relied on information provided by EMC and management regarding competitive grant levels, as well as advice from FWC, and believes they provided for substantial retention and incentive to create stockholder value.

As discussed above, in connection with our IPO, our Board of Directors approved an exchange offer to eligible employees, including each of our Named Executive Officers, which allowed them to tender their EMC stock options or restricted stock in exchange for VMware stock options or restricted stock. Three of our Named Executive Officers exchanged certain of their EMC options and restricted stock awards for VMware options and restricted stock pursuant to the exchange offer as follows: Ms. Greene received 795,054 stock options and 28,030 shares of restricted stock in the exchange, Mr. Eschenbach received 73,389 stock options and 50,964 shares of restricted stock, and Mr. Jurewicz received 49,393 stock options and 12,231 shares of restricted stock. Please refer to *"Outstanding Equity Awards at Fiscal Year-End,"* below, for a summary of all equity-based awards held by our Named Executive Officers as of the end of our 2007 fiscal year.

Benefits and Perquisites

Our Named Executive Officers were provided benefits that were commensurate with those offered to full-time employees. Retirement benefits are limited to a 401(k) plan that provides for a matching contribution of 6% of the employee's contribution, up to a maximum of $3,000 per year. The 401(k) plan is provided as a standard element of compensation in the marketplace, designed to assist employees with retirement savings in a tax-advantaged manner.

On June 5, 2007, our Board of Directors adopted an employee stock purchase plan that is intended to be qualified under Section 423 of the Code. Under the plan, our employees, including our Named Executive Officers, are able to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares will be granted twice yearly, on or about January 1 and July 1, and will be exercisable on or about the succeeding June 30 or December 31.

From time to time, we have provided temporary housing allowances to our Named Executive Officers who have moved to the higher-priced San Francisco Bay area in order to join us or take on new positions with us. During 2007, we paid a $7,000 monthly mortgage assistance allowance to Mr. Eschenbach that commenced in 2006 in connection with our prior commitment to him to pay 24 months of housing allowance when he relocated from Pennsylvania to the San Francisco Bay Area in conjunction with his promotion to his current position. We also agreed to pay Mr. Peek a $7,000 monthly housing allowance for the first two years of his employment with us in connection with his move from Seattle, Washington to the San Francisco Bay Area to join us in April 2007. We also reimbursed Mr. Peek for relocation expenses.

We do not generally provide any perquisites to our Named Executive Officers. Prior to our IPO, EMC paid expenses for Mr. Eschenbach's spouse to attend an EMC function as well as a tax gross-up for such expenses, as detailed in the *"Summary Compensation Table"* below.

Post-Termination Compensation

Ms. Greene's employment agreement provides for benefits upon termination of employment under certain circumstances, including in connection with a change of control. Ms. Greene's employment agreement provides that if Ms. Greene's employment is terminated by us without "cause" or by Ms. Greene for "good reason" (together, a "qualifying termination of employment"), Ms. Greene will be entitled to vesting credit on all time-based vesting equity awards granted to her by us and EMC for the period from the date of termination until the next anniversary of the pricing of our IPO, which occurred on August 13, 2007. In addition, Ms. Greene will be eligible to vest in performance awards which were scheduled to vest in such period if the applicable performance metrics are achieved. If such a termination occurs within the two-year period following a change in control of VMware, Ms. Greene will be entitled to full vesting of all equity awards granted to her by us and by EMC. See also "Employment Agreement with CEO" below.

Mr. Peek's agreement with us entitles him to full acceleration of vesting of all unvested RSUs that were granted to him in connection with his hiring in the event that Mr. Peek's employment is terminated following a change of control other than for cause or by Mr. Peek because his duties have been diminished such that he no longer serve as a chief financial officer of a public entity. Mr. Jurewicz is entitled to a severance payment equal to three months of his annual salary if his employment is terminated without cause.

The change in control and severance arrangements we have in place were provided as necessary to attract and retain our executives. We believe these arrangements are reasonable when compared to competitive market practices.

We provide death benefits and disability insurance to our employees including our Named Executive Officers. VMware stock options and restricted stock units also vest in the event of death or disability.

Tax Deductibility

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation's chief executive officer and certain other executive officers. However, performance-based compensation is not subject to the $1 million deduction limit if certain requirements are met. The Committee may consider the impact of Section 162(m) when designing our cash and equity bonus programs, but may elect to provide compensation that is not fully deductible as a result of Section 162(m) if it determines this is in our best interests. The Committee has structured our 2008 annual bonus plan for our Named Executive Officers and the performance objectives for vesting in Ms. Greene's RSU award (discussed below in "Employment Agreement with CEO") to allow it to qualify as performance-based compensation under Section 162(m).

Hedging Policy

We have adopted a policy prohibiting any of our directors or employees, including the Named Executive Officers, from "hedging" their ownership in shares of our common stock or other equity-based interests in us, including by engaging in short sales or trading in derivative securities relating to our common stock and the common stock of EMC.

Employment Agreement with CEO

On July 26, 2007, we entered into an employment agreement with Ms. Greene. The employment agreement has a one-year term, subject to automatic annual renewals for additional one-year periods unless thirty days' notice is given not to renew the agreement. The employment agreement provides that Ms. Greene will serve as our President and Chief Executive Officer and a member of our Board of Directors. The agreement provides for an annual base salary of $750,000 and an aggregate annual bonus target of $750,000. Ms. Greene's salary was increased to $750,000 effective June 1, 2007, and her aggregate annual bonus target was increased retroactive to January 1, 2007. Bonuses will be paid subject to the achievement of specified individual performance objectives and the Company's attainment of financial objectives as approved by the Compensation Committee. The employment agreement provides that in the event of a qualifying termination of employment, including in connection with a change of control, Ms. Greene will be entitled to certain severance benefits described above in "Post Termination Compensation" and further detailed in the section *"Potential Payments Upon Termination or Change of Control."* For purposes of the employment agreement, "cause" is defined generally as Ms. Greene's willful and continued failure to perform her employment duties; willful material misconduct in the performance of her duties to the Company; conviction of a felony or a misdemeanor involving moral turpitude; or commission of an act involving personal dishonesty that results in material harm to the Company. "Good Reason" is generally defined as the assignment to Ms. Greene of any duties inconsistent with her status as President and Chief Executive Officer of the Company; any material adverse alteration in her roles, titles, reporting relationship or in the nature or status of her responsibilities; a reduction by the Company in her base salary; a reduction by the Company in her aggregate annual bonus target; or the relocation of her principal place of employment by more than fifty miles.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The table below summarizes the compensation information in respect of the Named Executive Officers for the fiscal years ended December 31, 2007 and 2006. The amounts shown in the Stock Awards and Option Awards columns do not reflect compensation actually received by the Named Executive Officer. Instead the amounts shown includes the compensation cost recognized under FAS 123R in respect of awards granted in 2007 and in prior years. For more information on FAS 123R, refer to footnote (1) below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Diane B. Greene	2007	583,333	—	4,591,365	2,447,870	940,085	—	—	8,562,653
President, Chief Executive Officer and Director	2006	350,000	—	4,222,824	1,394,567	449,708	—	—	6,417,099
Mark S. Peek	2007	283,333	99,314[4]	1,882,380	281,021	188,216	—	103,340[5]	2,837,604
Chief Financial Officer[3]	2006	—	—	—	—	—	—	—	—
Thomas J. Jurewicz	2007	230,000	—	138,628	138,347	80,662	—	3,000[7]	590,637
Vice President of Finance[6]	2006	207,500	—	203,595	20,963	68,959	—	3,000[7]	504,017
Carl M. Eschenbach ...	2007	487,500	37,500[8]	1,272,829	566,775	266,282	—	89,465[9]	2,720,351
Executive Vice President of Worldwide Field Operations	2006	355,000	112,500[8]	921,534	134,593	319,781	—	90,345[10]	1,933,753
Rashmi Garde	2007	257,500	10,000[11]	567,709	241,935	90,306	—	3,000[7]	1,170,450
Vice President and General Counsel	2006	250,000	—	326,027	17,150	89,194	—	3,000[7]	685,371

(1) Amounts shown represent the compensation costs for financial reporting purposes of previously granted stock awards and stock options recognized for the years ended December 31, 2006 and December 31, 2007 under FAS 123R, rather than an amount paid to or realized by the Named Executive Officer. The FAS 123R value as of the grant date for stock awards and stock options is spread over the number of months of service required for the grant to become non-forfeitable. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in the financial statement reporting for such awards. Amounts expensed in 2006 and 2007 for stock awards and stock options that were granted in years prior to 2006 and 2007 are also reflected in this column. There can be no assurance that the FAS 123R amount will ever be realized. Assumptions used in the calculation of these amounts are included in Note J to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2008.

(2) Amounts consist of bonuses earned for services rendered in the respective fiscal years. For more details on the annual bonus, see "*Compensation Discussion and Analysis—Annual Bonus*" and "*Grants of Plan-Based Awards*."

(3) Mr. Peek joined us as our Chief Financial Officer in April 2007. Payments for his base annual salary of $400,000 and his annual bonus amounts were pro-rated for 2007.

(4) Amount consists of a signing bonus provided to Mr. Peek.

(5) Amount consists of $38,090 in relocation expenses, $63,000 for 9 monthly payments in 2007 pursuant to a $7,000 monthly housing allowance we agreed to provide to Mr. Peek for the first 24 months of his employment with us and $2,250 matching contribution to Mr. Peek's 401(k) account.

(6) Mr. Jurewicz served as our principal financial officer until April 2007.

(7) Amount consists of $3,000 matching contribution to executive's 401(k) account.

(8) Represents a discretionary bonus paid to Mr. Eschenbach by EMC.

(9) Amount consists of $84,000 for 12 monthly payments in 2007 pursuant to a $7,000 monthly housing allowance we agreed to provide to Mr. Eschenbach for 24 months in connection with his relocation to the San Francisco Bay Area, $3,000 matching contribution to Mr. Eschenbach's 401(k) account, $1,584 of imputed income for expenses of Mr. Eschenbach's spouse to attend an EMC company function and an $882 tax gross-up of such expenses.

(10) Amount consists of $84,000 for 12 monthly payments in 2006 pursuant to a $7,000 monthly housing allowance we agreed to provide to Mr. Eschenbach for 24 months in connection with his relocation to the San Francisco Bay Area, $3,000 matching contribution to Mr. Eschenbach's 401(k) account, $2,464 of imputed income for expenses of Mr. Eschenbach's spouse to attend an EMC company function that were paid by EMC and an $881 tax gross-up of such expenses.

(11) Represents a discretionary bonus paid to Ms. Garde approved by our Compensation and Corporate Governance Committee.

Grants of Plan-Based Awards

The following table sets forth information concerning non-equity incentive plan grants to the Named Executive Officers under our annual cash incentive bonus plan during the fiscal year ended December 31, 2007. For further information, see *"Compensation Discussion and Analysis—Annual Bonus."* The actual amounts realized in respect of the non-equity plan incentive awards in respect of the 2007 fiscal year are reported in the *Summary Compensation Table* under the "Non-Equity Incentive Plan Compensation" column. The following table also sets forth information with respect to stock awards and option awards granted during 2007.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[2]
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Sh)**	
Diane B. Greene	6/8/2007	—	—	—	—	—	—	—	1,000,000[3]	23.00	7,971,763
	7/25/2007[4]	—	—	—	—	85,000	—	—	—	—	6,862,900[4]
	N/A	450,000	750,000	1,031,250	—	—	—	—	—	—	—
Mark S. Peek	6/7/2007	—	—	—	—	—	—	433,216[5]	—	—	9,963,968
	6/8/2007	—	—	—	—	—	—	—	250,000[3]	23.00	1,992,941
	N/A	63,744	159,361	199,201	—	—	—	—	—	—	—
Thomas J. Jurewicz. ..	6/8/2007	—	—	—	—	—	—	—	50,000[3]	23.00	398,588
	6/13/2007	—	—	—	—	—	—	—	50,000[3]	23.00	399,610
	N/A	27,600	69,000	86,250	—	—	—	—	—	—	—
Carl M. Eschenbach ..	6/8/2007	—	—	—	—	—	—	—	350,000[3]	23.00	2,790,117
	N/A	—	237,500	—	—	—	—	—	—	—	—
Rashmi Garde	6/8/2007	—	—	—	—	—	—	—	200,000[3]	23.00	1,594,353
	N/A	30,900	77,250	96,563	—	—	—	—	—	—	—

(1) Amounts shown are estimated possible payouts for 2007 under the annual cash bonus plan. These amounts were based on the individual's 2007 base salary and position. The 2007 plan included corporate and individual performance goals. Corporate performance goals comprised 75% of Ms. Greene's target amount and 50% of target amounts for the other named executive officers. Threshold payments were set at 80% of the target amounts for both corporate and individual performance except for Mr. Eschenbach and became payable upon achievement of 80% of the corporate performance goals. Accordingly, threshold bonus amounts were 60% of the target amount for Ms. Greene and 40% for the other Named Executive Officers except for Mr. Eschenbach. Maximum payments were set at 150% for corporate performance and 100% for individual performance except for Mr. Eschenbach. Accordingly, maximum performance amounts were 137.5% of the target amount for Ms. Greene and 125% for the Named Executive Officers except for Mr. Eschenbach. During 2007, Mr. Eschenbach's corporate performance bonus amount was based upon bookings. The amount shown in the target column for Mr. Eschenbach reflects the amount that would be paid if Mr. Eschenbach's bookings and individual performance targets were met. There was no minimum or maximum payout under Mr. Eschenbach's 2007 bonus because bookings were not subject to a floor or a cap. For more information on the annual bonus plan, see *"Compensation Discussion and Analysis—Annual Bonus."*

(2) This column reflects the grant date fair value computed in accordance with FAS 123(R) of the stock option and restricted stock unit grants in this table.

(3) Subject to continued employment, one-quarter of stock option shares indicated vest on the first anniversary of the date of grant and the balance vest monthly on a pro rata basis until vesting is completed on the fourth anniversary of the grant date.

(4) A grant of 85,000 restricted stock units to Ms. Greene was approved by our Compensation and Corporate Governance Committee on July 25, 2007. Subject to continued employment, the terms of the restricted stock units provide for vesting by February 1, 2009 only if goals established by the Compensation and Corporate Governance Committee are met. The Compensation and Corporate Governance Committee established the vesting performance goals on January 17, 2008. Pursuant to FAS 123(R), the grant date fair value for the award was determined on the date that the performance goals were set and the amount in the above table is based upon the fair market value of $80.74 per share, the closing price on the NYSE of our Class A common stock on January 17, 2008.

(5) Subject to continued employment, Mr. Peek's grant of restricted stock units provides for vesting on the third anniversary of the grant date with accelerated vesting if we achieved the corporate performance goals established under our 2007 annual bonus plan for the second half of 2007. Those goals were achieved and one-third of Mr. Peek's restricted stock unit award shall vest on each of the first three anniversaries of the grant date, subject to his continued employment.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options and stock awards held by the Named Executive Officers as of December 31, 2007. Between our acquisition by EMC in 2004 and our IPO in August 2007, we operated as a wholly-owned subsidiary of EMC and EMC issued stock options and restricted stock awards to our Named Executive Officers under its 2003 Stock Plan. In June 2007, we adopted our 2007 Equity and Incentive Plan pursuant to which we may grant equity awards for shares of our Class A common stock.

In connection with our IPO, we offered our employees, including our Named Executive Officers, the opportunity to exchange their outstanding EMC equity awards for VMware equity awards issued under our 2007 Equity and Incentive Plan (the "Exchange Offer"). The exchange rate was determined by the ratio of the two-day weighted average trading price of EMC common stock to the IPO price of our Class A common stock. The exchange became effective August 13, 2007 at a ratio of approximately 0.6116 shares of VMware Class A common stock for each share of EMC common stock. The exercise price of exchanged stock options was adjusted in proportion to the exchange ratio.

As indicated in the following table, our Named Executive Officers elected to exchange certain of their EMC equity awards for VMware equity awards in the Exchange Offer and to retain certain of their EMC equity awards. Additionally, prior to our IPO, we granted stock options and restricted stock units ("RSUs") under the 2007 Equity and Incentive Plan to our Named Executive Officers. Accordingly, as of December 31, 2007, our Named Executive Officers held equity awards for shares of VMware Class A common stock and EMC common stock as follows:

- *EMC equity awards*—These equity awards are designated "EMC" in the column labeled "Type" below. EMC common stock is issuable upon the exercise or settlement of EMC equity awards.
- *Exchanged equity awards*—These equity awards are designated "VM-Ex" in the column labeled "Type" below. VMware Class A common stock is issuable upon the exercise or settlement of exchanged equity awards. Exchanged awards are generally subject to the initial terms and conditions of the EMC awards for which they were exchanged. Accordingly, shares subject to exchanged awards that were unvested on the effective date of the Exchange Offer continue to vest according to their original vesting schedule. Exchanged options that were vested prior to the Exchange Offer are required to re-vest ratably each month (subject to continuing employment) until fully vested on the one-year anniversary of the Exchange Offer.
- *VMware equity awards*—These awards are designated "VMware" in the column labeled "Type" below. VMware Class A common stock is issuable upon the exercise or settlement of VMware equity awards.

The market and payout values for unvested VMware equity awards and exchanged equity awards are calculated based on a market value of $84.99 of our Class A common stock (the closing market price of VMware's Class A common stock on December 31, 2007) multiplied by the number of shares subject to the award. The market and payout values for unvested EMC stock awards are calculated based on a market value of $18.53 of EMC's common stock (the closing market price of EMC's common stock on December 31, 2007) multiplied by the number of shares subject to the award.

		Option Awards				Stock Awards				
Name	**Type**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date[1]**	**Type**	**Number of Shares or Units of Stock Held That Have Not Vested (#)**	**Market Value of Shares or Units of Stock Held That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Diane B. Greene	VMware	—	1,000,000[2]	23.00	6/8/13	VMware	—	—	85,000[3]	7,224,150
	VM-Ex	—	146,780[4]	23.70	7/22/15	VM-Ex	28,030[5]	2,382,270	—	—
	VM-Ex	32,617	65,235[6]	23.70	7/22/15	EMC	300,000[7]	5,559,000	—	—
	VM-Ex	48,927	97,853[8]	21.02	10/28/14	—	—	—	—	—
	VM-Ex	32,617	65,235[6]	21.02	10/28/14	—	—	—	—	—
	VM-Ex	—	122,316[9]	18.30	4/29/14	—	—	—	—	—
	VM-Ex	61,157	122,315[6]	18.30	4/29/14	—	—	—	—	—
Mark S. Peek	VMware	—	250,000[2]	23.00	6/8/13	VMware	433,216[10]	36,819,028	—	—
Thomas J. Jurewicz	VMware	—	50,000[11]	23.00	6/13/13	VM-Ex	12,231[12]	1,039,513	—	—
	VMware	—	50,000[2]	23.00	6/8/13	—	—	—	—	—
	VM-Ex	—	9,785[13]	21.87	5/3/16	—	—	—	—	—
	VM-Ex	815	1,631[6]	21.87	5/3/16	—	—	—	—	—
	VM-Ex	—	1,834[9]	18.30	4/29/14	—	—	—	—	—
	VM-Ex	917	1,835[6]	18.30	4/29/14	—	—	—	—	—
	VM-Ex	5,429	10,859[6]	2.08	4/14/13	—	—	—	—	—
	VM-Ex	5,429	10,859[6]	2.08	1/17/12	—	—	—	—	—
Carl M. Eschenbach ...	VMware	—	350,000[2]	23.00	6/8/13	VM-Ex	50,964[14]	4,331,430	—	—
	VM-Ex	—	61,158[13]	21.87	5/3/16	EMC	47,500[15]	880,175	—	—
	VM-Ex	—	12,231[9]	18.30	4/29/14	—	—	—	—	—
	EMC	556	—	2.26	12/10/13	—	—	—	—	—
Rashmi Garde	VMware	—	200,000[2]	23.00	6/8/13	EMC	25,000[15]	463,250	—	—
	EMC	—	6,000[9]	11.19	4/29/14	EMC	18,750[16]	347,438	—	—

(1) VMware stock options were granted 6 years prior to the scheduled expiration date. EMC and exchanged options were granted 10 years prior to the scheduled expiration date.

(2) One-quarter of these options vests on June 8, 2008 and the remaining shares vest ratably each month until fully vested on June 8, 2011, subject to continued employment.

(3) These RSUs vest upon if certain criteria established to qualify the RSUs as performance-based compensation under Section 162(m) of the Code are satisfied in 2008 and upon continued employment through February 1, 2009.

(4) One-third of these options will vest on each of July 22 of 2008, 2009 and 2010, subject to continued employment.

(5) These shares of VMware restricted stock were issued to Ms. Greene in exchange for shares of EMC performance-accelerated restricted stock ("PARs") that were unvested as of the effective date of the Exchange Offer. Subject to continued employment, these shares were scheduled to vest on October 24, 2009, the fifth anniversary of the grant date. Vesting was subject to acceleration upon achievement of certain VMware corporate performance objectives which were achieved in fiscal 2007. Accordingly, all of these shares became fully vested on January 31, 2008. For further information, see "*Compensation Discussion and Analysis—Long Term Awards.*"

(6) These options represent VMware stock options that were issued in exchange for vested EMC stock options in the Exchange Offer and became subject to monthly re-vesting until fully vested on the first anniversary of the Exchange Offer. Accordingly, subject to continued employment, shares unvested as of December 31, 2007 vest ratably in eight equal monthly installments until fully vested on the first anniversary of the Exchange Offer on August 13, 2008.

(7) Subject to continued employment, these PARs were scheduled to vest on July 22, 2010, the fifth anniversary of the grant date. Vesting was subject to acceleration upon achievement of certain VMware corporate performance objectives which were achieved in fiscal 2007. Accordingly, the shares indicated became fully vested on January 30, 2008. For further information, see *"Compensation Discussion and Analysis—Long Term Awards."*

(8) One-half of these options vests on each of October 28 of 2008 and 2009, subject to continued employment.

(9) One-half of these options vests on each of April 29 of 2008 and 2009, subject to continued employment.

(10) Award was scheduled to vest on June 7, 2010, the third anniversary of the grant date. Vesting was subject to acceleration upon achievement of certain VMware corporate performance objectives which were achieved in fiscal 2007. Accordingly, one-third of these RSUs shall vest each of June 7, 2008, 2009 and 2010, subject to continued employment. For further information, see *"Compensation Discussion and Analysis—Long Term Awards."*

(11) One-quarter of these options vests on June 13, 2008 and the remaining shares vest ratably each month thereafter until fully vested on June 13, 2011, subject to continued employment.

(12) These shares of VMware restricted stock were issued in exchange for PARs that were unvested as of the effective date of the Exchange Offer. Subject to continued employment, these PARs were scheduled to vest on May 17, 2010, the fifth anniversary of the grant date. Vesting was subject to acceleration upon achievement of certain VMware corporate performance objectives which were achieved in fiscal 2007. Accordingly, one half of these shares became vested on January 31, 2008 and the remaining half vest ratably on the last day of each month thereafter during 2008 until they are fully vested on December 31, 2008. For further information, see *"Compensation Discussion and Analysis—Long Term Awards."*

(13) One-quarter of these options vests on each of May 3 of 2008, 2009, 2010 and 2011, subject to continued employment.

(14) One half of these shares of restricted stock vested on March 1, 2008 and, subject to continued employment, the balance will vest on March 1, 2009.

(15) Subject to continued employment, these PARs were scheduled to vest on May 17, 2010, the fifth anniversary of the grant date. Vesting was subject to acceleration upon achievement of certain VMware corporate performance objectives which were achieved in fiscal 2007. Accordingly, these shares became fully vested on January 30, 2008. For further information, see *"Compensation Discussion and Analysis—Long Term Awards."*

(16) Subject to continued employment, these PARs were scheduled to vest on October 20, 2010, the fifth anniversary of the grant date. Vesting was subject to acceleration upon achievement of certain VMware corporate performance objectives which were achieved in fiscal 2007. Accordingly, these shares became fully vested on January 30, 2008. For further information, see *"Compensation Discussion and Analysis—Long Term Awards."*

Option Exercises and Stock Vested

The following table sets forth information regarding stock options and stock awards exercised and vested, respectively, for the Named Executive Officers during fiscal year ended December 31, 2007. All such exercised and vested stock options and awards were for shares of EMC common stock.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Diane B. Greene	—	—	195,833	2,733,829
Mark S. Peek	—	—	—	—
Thomas J. Jurewicz	12,428	209,785	10,000	139,600
Carl M. Eschenbach	45,358	255,387	70,417	978,021
Rashmi Garde	30,936	387,561	18,750	261,750

(1) Represents the difference between the exercise price and the fair market value of the EMC common stock on the date of exercise for each option multiplied by the number of options exercised on each such date.

(2) Represents the fair market value of EMC common stock on the applicable vesting date, multiplied by the number of shares of restricted stock vested on each such date.

Pension Benefits

VMware does not provide pension benefits to the Named Executive Officers.

Nonqualified Deferred Compensation

VMware employees are not provided with a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change of Control

The tables below reflect the compensation and benefits due to each of the Named Executive Officers in the event of termination of employment or a change in control under the circumstances described below.

Payments and Benefits upon any Termination

Employees, including the Named Executive Officers, are entitled to receive earned and unpaid compensation upon any termination of employment. Accordingly, subject to the exceptions noted below, upon any termination of employment the Named Executive Officers will receive accrued but unused vacation pay. In addition, except as noted below, all unvested stock awards will terminate upon any termination of employment. The vested portion of all VMware and EMC stock options, including stock options issued in the Exchange Offer, generally remain exercisable for a period of three months following the date of termination other than for cause. Additionally, Ms. Greene is entitled to unpaid, but earned and accrued annual incentive awards for any completed fiscal year as of her termination of employment.

Voluntary Termination

Except as discussed above for Ms. Greene, a Named Executive Officer who voluntarily terminates employment is not entitled to any compensation benefits other than those that are paid to all employees upon any termination of employment.

Involuntary Termination For Cause

Except as discussed above for Ms. Greene, a Named Executive Officer whose employment is terminated for cause is not entitled to any compensation or benefits other than those that are paid to all employees upon any termination of employment.

Involuntary Termination Without Cause or For Good Reason

Except as discussed below, a Named Executive Officer whose employment is involuntarily terminated without cause or who terminates employment for good reason is not entitled to any benefits other than those that are paid to all employees upon any termination of employment as described above. The provision of any additional compensation and benefits would be made at the discretion of the Compensation and Corporate Governance Committee. However, if one of our employees' employment is terminated in connection with a reduction in force, a pro rata portion of the PARs granted to the employee will vest if the performance goals are subsequently achieved. Since it is unlikely the Named Executive Officers would be terminated in connection with a reduction in force, the tables below do not include an estimate of the value of PARs that would potentially vest if the performance goals were subsequently achieved. Additionally, with the exception of Mr. Jurewicz who holds a PARs award that continues to vest monthly until completely vested on December 31, 2008, all of our Named Executive Officers who held PARs awards became fully vested in such awards on or before January 31, 2008.

Certain of our Named Executive Officers are contractually entitled to compensation or benefits in addition to those paid to all employees upon any termination of employment as described above. Mr. Jurewicz, is entitled to a severance payment equal to three months of his annual salary if his employment is involuntarily terminated without cause. Ms. Greene is entitled to any unpaid, but earned and accrued annual incentive award for any completed fiscal year as of termination of employment. Additionally, Ms. Greene would be entitled to vesting credit on all time-based vesting equity awards granted to her by us and EMC for the period from the date of termination until the next anniversary of the pricing of our IPO, which occurred on August 13, 2007. Ms. Greene will also be eligible to vest in performance awards which were scheduled to vest in such period if the applicable performance metrics are achieved. All such awards shall be exercisable for a period of three years following her termination (or the remaining option term, whichever is shorter). Ms. Greene is also entitled to these benefits if she terminates her employment for "good reason," as defined in her employment agreement and discussed above in *"Compensation Discussion and Analysis—Employment Agreement with CEO."*

Change in Control

Our Named Executive Officers do not have change in control agreements. However, certain of our Named Executive Officers are contractually entitled to compensation or benefits if they are involuntarily terminated other than for cause or terminate their employment for good reason following a change in control. If Ms. Greene is involuntarily terminated other than for cause or she terminates her employment for good reason within two years following a change in control, she shall become fully vested in all equity awards granted to her by us and EMC and such awards shall be exercisable for a period of three years following her termination (or the remaining option term, whichever is shorter).

If, following a change in control, Mr. Peek is involuntarily terminated other than for cause or terminates his employment because his duties have been diminished such that he no longer serve as a chief financial officer of a public entity, he will become fully vested in his RSUs that were granted to him in connection with his hiring.

As of the date of this proxy statement, Ms. Garde holds an EMC stock option. EMC equity awards granted to VMware employees under EMC's 2003 Stock Incentive Plan will vest if EMC is not the surviving corporation of a merger and the surviving corporation does not issue replacement awards. As of December 31, 2007, Ms. Greene and Mr. Eschenbach also held EMC equity awards but those awards fully vested on January 30, 2008 and therefore, there is no further acceleration under those awards in the event of a change in control of EMC. VMware equity awards granted under our 2007 Plan do not provide for automatically accelerated vesting in the event of a change in control. VMware equity awards issued in exchange for EMC equity awards in the Exchange Offer also do not automatically vest in the event of a change in control.

Death

In addition to providing the benefits that are provided to all employees generally upon any termination of employment, upon an employee's death, the employee's survivors will continue to receive the employee's base salary for six months and we will make a $10,000 contribution to a tax-qualified education fund in respect of each of the deceased employee's minor children. In addition, for those employees who hold equity awards granted under EMC's 2003 Stock Incentive Plan and our 2007 Equity and Incentive Plan, unvested stock options and stock awards will immediately vest and all options held by the employee prior to his or her death will remain exercisable for three years thereafter.

Disability

We do not have guidelines for providing compensation or benefits upon an employee's disability other than providing the benefits that are provided to all employees generally upon any termination of employment. However, for those employees who hold equity awards granted under EMC's 2003 Stock Incentive Plan and our 2007 Equity and Incentive Plan, unvested stock options and stock awards will immediately vest, and all options held by an employee prior to his or her termination for disability will remain exercisable for three years thereafter.

Retirement

We do not provide any retirement benefits to the Named Executive Officers, other than the matching 401(k) plan contributions of up to $3,000 per year that are provided to all employees who participate in our 401(k) plan.

However, employees are generally entitled to continued vesting and exercisability with respect to their EMC equity awards if they are retirement eligible under EMC's equity plans. For this purpose, employees are eligible to retire if they voluntarily terminate employment after 20 years of service or after they have attained age 55 with five years of service and provided they give six months' advance notice. None of the Named Executive Officers are retirement eligible. We do not have a similar retirement benefit for awards granted under our 2007 Equity and Incentive Plan.

Valuation of Accelerated Vesting of Equity Awards

The amounts shown in the tables are estimates of the amounts which would have been paid upon termination of employment if such termination had occurred on December 31, 2007. The actual amounts to be paid can only be determined at the time of the termination of employment. The value of accelerated vesting in stock options and restricted stock awards and units is determined by the fair market value of our Class A common stock of $84.99 per share and the fair market value of EMC common stock of $18.53 per share, which were the closing prices of such shares on the NYSE on December 31, 2007.

Diane B. Greene

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination Without Cause($)[1]	Involuntary Termination Without Cause on Change in Control of VMware($)[1]	Death($)	Disability ($)
Incremental Benefits Pursuant to Termination Event		—	—	—	—
Cash Severance	—	—	—	375,000	—
Annual Bonus Payout[2]	491,678	491;678	491,678	491,678	491,678
Tax Qualified Education Fund Contribution	—	—	—	20,000	
VMware In-the-Money Value of Accelerated Stock Options	—	44,616,122	101,731,580	101,731,580	101,731,580
VMware Value of Accelerated Restricted Stock	—	2,382,270	9,606,420	9,606,420	9,606,420
Total Value: Incremental Benefits	491,678	47,490,070[3]	111,829,678[3]	112,224,678[3]	111,829,678[3]

(1) Ms. Greene is also entitled to such amounts if her employment is terminated for good reason. For more information, see *"Compensation Discussion and Analysis—Employment Agreement with CEO."*

(2) The amount of the annual bonus payout represents the amount of the bonus for the second half of 2007 which Ms. Greene earned and accrued but which was unpaid as of December 31, 2007 and which would be payable to her pursuant to her employment agreement if her employment had terminated on such date.

(3) On December 31, 2007, Ms. Greene also held an EMC restricted stock award for 300,000 shares of EMC restricted stock that would have accelerated upon a change of control of EMC or the other termination scenarios described in this table other than voluntary termination. The value of the acceleration of vesting in that award as of December 31, 2007 was $5,559,000. That award fully vested on January 30, 2008 and therefore, the right to accelerated vesting in that award no longer has any value.

Mark S. Peek

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination Without Cause($)	Involuntary Termination Without Cause on Change in Control of VMware($)[1]	Death($)	Disability ($)
Incremental Benefits Pursuant to Termination Event	—	—	—	—	—
Cash Severance	—	—	—	200,000	—
Tax Qualified Education Fund Contribution	—	—	—	20,000	—
VMware In-the-Money Value of Accelerated Stock Options	—	—	—	15,497,500	15,497,500
VMware Value of Accelerated Restricted Stock	—	—	36,819,028	36,819,028	36,819,028
Total Value: Incremental Benefits	—	—	36,819,028	52,536,528	52,316,528

(1) Mr. Peek is also entitled to such amounts if, following a change of control, he terminates his employment due to a change in his duties as described above.

Thomas J. Jurewicz

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination Without Cause($)	Involuntary Termination Without Cause on Change in Control of VMware($)	Death($)	Disability ($)
Incremental Benefits Pursuant to Termination Event	—	—	—	—	—
Cash Severance	—	57,500	57,500	115,000	—
Tax Qualified Education Fund Contribution	—	—	—	40,000	—
VMware In-the-Money Value of Accelerated Stock Options	—	—	—	8,964,903	8,964,903
VMware Value of Accelerated Restricted Stock	—	—	—	1,039,513	1,039,513
Total Value: Incremental Benefits	—	57,500	57,500	10,159,416	10,004,416

Carl M. Eschenbach

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination Without Cause($)	Involuntary Termination Without Cause on Change in Control of VMware($)	Death($)	Disability ($)
Incremental Benefits Pursuant to Termination Event		—	—	—	—
Cash Severance	—	—	—	262,500	—
Tax Qualified Education Fund Contribution	—	—	—	30,000	—
VMware In-the-Money Value of Accelerated Stock Options	—	—	—	26,372,478	26,372,478
VMware Value of Accelerated Restricted Stock	—	—	—	4,331,430	4,331,430
Total Value: Incremental Benefits	—	—	—	30,996,408(1)	30,703,908(1)

(1) On December 31, 2007, Mr. Eschenbach also held an EMC restricted stock award for 47,500 shares of EMC restricted stock that would have accelerated upon a change of control of EMC or Mr. Eschenbach's death or disability. The value of the acceleration of vesting in that award as of December 31, 2007 was $880,175. That award fully vested on January 30, 2008 and therefore, the right to accelerated vesting in that award no longer has any value.

Rashmi Garde

The following table shows the potential payments and benefits that will be provided under each of the scenarios discussed above.

Element	Voluntary Termination ($)	Involuntary Termination Without Cause($)	Change in Control of EMC ($)	Involuntary Termination Without Cause on Change in Control of VMware($)	Death($)	Disability ($)
Incremental Benefits Pursuant to Termination Event		—	—	—	—	—
Cash Severance	—	—	—	—	128,750	—
Tax Qualified Education Fund Contribution	—	—	—	—	20,000	—
VMware In-the-Money Value of Accelerated Stock Options	—	—	—	—	12,398,000	12,398,000
VMware Value of Accelerated Restricted Stock	—	—	—	—	—	—
EMC In-the-Money Value of Accelerated Stock Options	—	—	44,040	—	44,040	44,040
Total Value: Incremental Benefits	—	—	44,040(1)	—	12,590,790(1)	12,442,040(1)

(1) On December 31, 2007, Ms. Garde also held an EMC restricted stock awards for 25,000 and 18,750 shares of EMC restricted stock that would have accelerated upon a change of control of EMC or Ms. Garde's death or disability. The value of the acceleration of vesting in those award as of December 31, 2007 was $810,668. Those awards fully vested on January 30, 2008 and therefore, the right to accelerated vesting in those awards no longer has any value.

Employment Agreements with Executive Officers

We typically provide employment offer letters to each of our employees, including our Named Executive Officers, upon commencement of employment with us that establish the employee's starting base salary and initial bonus and equity award eligibility. In addition to those terms, we have agreed to certain additional arrangements with certain of our Named Executive Officers:

Diane Greene—We have entered into an employment agreement with Ms. Greene. For more information, please see *"Compensation Discussion and Analysis—Employment Agreement with CEO"* and *"Potential Payments upon Termination or Change of Control."*

Mark Peek—Our offer letter with Mr. Peek provides that he will receive a $7,000 monthly housing allowance for the first 24 months of his employment with us commencing in April 2007. Additionally, we entered into a letter agreement with Mr. Peek that provides for full acceleration of vesting of all unvested RSUs that were granted to him in connection with his hiring in connection with involuntary termination of his employment following a change in control or if he terminates his employment due to certain reductions in his duties following a change in control. For additional information, please see *"Potential Payments on Termination or Change of Control."*

Tom Jurewicz—Our offer letter with Mr. Jurewicz provides that he will receive a severance payment equal to three months of his base salary in the event of his termination without cause. For additional information, please see *"Potential Payments upon Termination or Change of Control."*

Carl Eschenbach—We agreed to provide Mr. Eschenbach with a $7,000 monthly housing allowance for 24 months commencing in 2006 when he earlier agreed to relocate to the San Francisco Bay Area.

Dev R. (Richard) Sarwal—In January 2008, our Board of Directors designated Dev R. (Richard) Sarwal as an executive officer of the Company. In November 2007, Mr. Sarwal accepted our offer letter to join us as our Executive Vice President, Research and Development at an annual base salary of $550,000 and with an annual bonus target of 50% of annual base salary under the Bonus Program. We also granted Mr. Sarwal options to purchase 100,000 shares of our Class A common stock, subject to the usual vesting schedule under the 2007 Equity and Incentive Plan, and 125,000 RSUs, vesting in equal annual installments of 25% per year. As part of our inducement for Mr. Sarwal to accept our offer, we also granted Mr. Sarwal the right to receive an annual cash top-up payment in the event that the cumulative taxable income realized upon vesting of his RSUs on each of the first, second, third and fourth anniversaries of the grant date totals less than $1,250,000, for each year of service.

Additionally, in the event of a "change in control" transaction where Mr. Sarwal's employment is terminated without "cause" or he terminates employment with us for "good reason," then all of his unvested stock options and RSUs will automatically vest. Further, during his first two years of employment with us, if we terminate Mr. Sarwal's employment without "cause" or he resigns for "good reason," then he shall vest in one-half of the remaining unvested RSUs granted to him in connection with his hiring.

Indemnification Agreements and Director and Officer Insurance

We have entered into agreements to indemnify our directors and executive officers. We will indemnify our directors and executive officers out of the assets of the company, to the fullest extent permitted by law, against all losses resulting from acts done or omitted to be done in connection with the execution of their duties as directors or officers, to the extent such indemnification is permitted by law. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our directors and officers are insured against certain losses from potential third-party claims for which we are legally or financially unable to indemnify them. We self-insure with respect to potential third-party claims that create a direct liability to such third party or an indemnification duty on our part. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors.

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE REPORT

The Compensation and Corporate Governance Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Corporate Governance Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

David N. Strohm, *Chair*
Michael W. Brown
Dennis D. Powell[(1)]

---

(1) Mr. Powell was appointed to the Compensation and Corporate Governance Committee in January 2008.

DIRECTOR COMPENSATION

The Compensation and Corporate Governance Committee evaluates the appropriate level and form of compensation for non-employee directors at least annually and recommends changes to the Board when appropriate. In connection with our IPO, the Board of Directors adopted the following policy with respect to compensation of directors:

- non-employee directors receive an annual retainer of $40,000;
- the chair of the Audit Committee receives additional annual compensation of $25,000 and each other member of the Audit Committee receives additional annual compensation of $12,500; and
- the chair of the Compensation and Corporate Governance Committee and the chair of the Mergers and Acquisitions Committee each receive additional annual compensation of $20,000 and each other member of the Compensation and Corporate Governance Committee and the Mergers and Acquisitions Committee receives additional annual compensation of $10,000.

We also reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings.

In connection with our IPO, in June 2007, we granted early-exercisable stock options that vest in equal parts on each of the first three anniversaries of the grant date for the purchase of 40,000 shares of our Class A common stock to each of our non-employee directors then serving on our Board—Messrs. Brown, Egan and Strohm. In January 2008, the Board adopted a policy with respect to future equity grants for non-employee directors that provides for:

- initial grants of 12,000 stock options and 2,000 RSUs upon commencement of service on our Board, both awards vesting in annual installments over two years; and
- annual grants of 6,000 stock options and 2,000 RSUs to continuing non-employee directors, vesting in quarterly installments over one year.

Accordingly, in January 2008 we granted a stock option to purchase 12,000 shares and an award of 2,000 RSUs to Dennis Powell. Both awards vest in equal annual installments over two years, with vesting commencing on November 8, 2007, the date that Mr. Powell was initially elected to our Board.

We do not provide compensation to Mr. Tucci and Mr. Goulden for their service on our Board because they are officers of EMC. Additionally, Ms. James, who was initially elected to our Board after being designated for her position pursuant to an agreement we entered into with Intel in connection with their investment in us, has elected not to receive compensation for her service on our Board of Directors.

The table below summarizes the compensation paid by us to non-employee directors for the fiscal year ended December 31, 2007.

Name	Fees Paid(1) ($)	Option Awards(2) ($)	Total ($)
Joseph M. Tucci*(3)	—	—	—
Michael W. Brown(4)(5)(6)(7)	28,708	52,084	80,792
John R. Egan*(3)(6)(7)(8)	25,446	52,084	77,530
David I. Goulden(3)(4)	—	—	—
Renee J. James*(4)	—	—	—
Dennis D. Powell(4)(5)(9)	7,980	—	7,980
David N. Strohm(3)(5)(6)(7)	26,794	52,084	78,878

* Nominee for Director

(1) Board fees for 2007 were pro-rated for the period commencing with the closing of our IPO on August 17, 2007.

(2) Amounts shown represent the compensation costs for financial reporting purposes of previously granted stock awards and stock options recognized for the year ended December 31, 2007 under FAS 123R, rather than an amount paid to or realized by the director. The FAS 123R value as of the grant date for stock awards and stock options is spread over the number of months of service required for the grant to become non-forfeitable. The amount disclosed disregards estimates of forfeitures of awards that are otherwise included in the financial statement reporting for such awards. There can be no assurance that the FAS 123R amount will ever be realized. Assumptions used in the calculation of these amounts are included in Note J to the Company's audited financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2008.

(3) Member of the Mergers and Acquisitions Committee.

(4) Member of the Audit Committee.

(5) Member of the Compensation and Corporate Governance Committee.

(6) Mr. Brown is the Chair of the Audit Committee, Mr. Egan is the Chair of the Mergers and Acquisitions Committee and Mr. Strohm is the Chair of the Compensation and Corporate Governance Committee.

(7) Mr. Brown, Mr. Egan and Mr. Strohm each received a stock option grant of 40,000 shares on June 29, 2007. The grant date fair value of each grant computed in accordance with FAS123(R) was $311,418.

(8) Mr. Egan was a member of the Audit Committee until November 8, 2007.

(9) Mr. Powell was elected to our Board on November 8, 2007 and his fees for 2007 were pro-rated for the period since his appointment. He was appointed to the Compensation and Corporate Governance Committee on January 18, 2008. Accordingly, his director fees for 2007 do not include fees for membership on that committee.

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

From time to time, we may enter into transactions in which "related persons" (as defined in Item 404 of Regulation S-K adopted by the SEC under the Federal securities laws) could be deemed to have a direct or indirect material interest. Related persons include our directors and executive officers, their immediate family members and stockholders beneficially owning more than five percent of either class of our common stock. We may enter into such transactions in the ordinary course of business in connection with the design, development, marketing, sales and distribution of our products and in the administration and oversight of our business operations.

We have adopted a written policy and procedures for the review, approval and ratification of transactions involving related persons. We recognize that transactions with related persons may present potential or actual conflicts of interest or an appearance of impropriety. Additionally, such transactions must also be fair to us in accordance with applicable Delaware corporate law. Accordingly, as a general matter, it is our policy to closely assess and evaluate transactions with related persons. Our policy provides that transactions with related persons are subject to review by our Audit Committee.

The policy covers all transactions, arrangements or relationships (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries is or will be a participant, in which the amount involved exceeds $120,000 and in which any related person has or may have a direct or indirect material interest. An investor may obtain a written copy of this policy by sending a request to VMware Inc., 3401 Hillview Avenue, Palo Alto, CA 94304, Attention: Legal Department.

Additionally, ownership interests of our directors or officers in the common stock of EMC, or service as both a director of EMC and VMware, or as a director of VMware and an officer or employee of EMC could create, or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and EMC. In order to address potential conflicts of interest between us and EMC with respect to corporate opportunities, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve EMC and its officers and directors, and our powers, right, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with EMC. Our certificate of incorporate also contains provisions limiting the liability of our directors or officers who are also directors or officers of EMC in the event they learn of a transaction that may be a corporate opportunity for both and EMC, provided they comply with the policies set forth in our certificate of incorporation. For more information, see *"Transactions with Related Persons—Our Relationship with EMC Corporation"* below.

TRANSACTIONS WITH RELATED PERSONS

Our Relationship with EMC Corporation

Prior to our IPO in August 2007, we operated as a wholly-owned subsidiary of EMC. EMC continues to be our majority stockholder and we are considered a "controlled company" under the rules of the New York Stock Exchange. EMC has the power, acting alone, to approve any action requiring a vote of the majority of our voting shares and to elect all our directors. In addition, until the first date on which EMC or its successor-in-interest ceases to beneficially own 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC as the holder of our Class B common stock or its successor-in-interest will be required for us to authorize a number of significant actions.

As described in *"Our Board of Directors and Nominees"* above, two members of our Board of Directors are executive officers of EMC. The chairman of our board, Joseph Tucci, is the Chairman, Chief Executive Officer and President of EMC and David Goulden is the Executive Vice President and Chief Financial Officer of EMC.

Overview

We operated as a wholly owned subsidiary of EMC from January 2004 to August 17, 2007, the closing date of our IPO. As a result, in the ordinary course of our business, we have received various services provided by EMC, including tax, accounting, treasury, legal and human resources services. Our financial statements include allocations to us of EMC's costs related to these services.

When we were acquired by EMC, in view of the potential overlap between our business and that of EMC, we and EMC agreed to conduct our businesses pursuant to certain rules of engagement we and EMC adopted at that time. Our "Rules of Engagement with Storage, Server and Infrastructure Software Vendors" which are made available to our partners, outline product development, qualification and sales guidelines that we and EMC follow with partners who also have products that directly compete with EMC products. These rules of engagement remain in effect and may be amended from time to time by our Board of Directors.

In April 2007, we declared an $800 million dividend to EMC in the form of a note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points (5.78% as of December 31, 2007), with interest payable quarterly in arrears, commencing June 30, 2007. We may repay the note, without penalty, at any time commencing July 2007. In August 2007, we used a portion of the net proceeds from our IPO of Class A common stock in to repay to EMC $350 million of this note payable. In 2007, we recorded $26.6 million of interest expense related to the note on our financial statements.

Subsequent to our IPO, we continue to be a majority-owned and controlled subsidiary of EMC, our results of operations and financial position are consolidated in EMC's financial statements, we continue to receive various administrative services from EMC, we receive support services and staff employees managed by our personnel from EMC subsidiaries in geographic areas where we have not established our own subsidiaries, we have entered into agreements regarding EMC's and our intellectual property and real estate and we and EMC sell goods and services as vendors to one another. As described further below, our relationship with EMC includes the following aspects:

- EMC is our controlling stockholder and as such, has certain rights under our charter documents.
- A master transaction agreement entered into with EMC in conjunction with our IPO, together with ancillary agreements, governs our post-IPO business relationship with EMC.
- We contract for certain services from EMC subsidiaries in geographic regions where we do not have legal entities established.
- We transact ongoing business with EMC pursuant to certain ordinary course agreements.

As reported in our 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008, during 2007:

- Our financial statements included expense allocations of $7.7 million for certain corporate functions provided by EMC, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on our behalf.
- We incurred expenses of $116.1 million for costs incurred by EMC for our direct benefit, such as rent, salaries and benefits.
- We paid income taxes to EMC of $86.4 million. The difference between income taxes calculated on a separate return basis and income taxes calculated within EMC's consolidated, combined, and unitary returns, is presented as a component of our stockholders' equity. The amount presented as a component of our stockholders' equity from the tax sharing arrangement was $2.5 million.
- We recognized professional service revenue of $11.8 million for services provided to EMC customers.
- We entered into an enterprise license agreement with EMC to provide server and desktop products. All $4.3 of revenue related to this arrangement was included in deferred revenue as of December 31, 2007.

- We purchased $7.2 million of storage systems from EMC. Through the third quarter of 2007, the amounts purchased from EMC were at EMC's cost. In the fourth quarter of 2007, the practice was changed to purchasing from EMC at a discount off of EMC's list price.
- We paid EMC $132.6 million to purchase our new global headquarters.
- As discussed above, we repaid $350.0 million of principal of the note payable we issued to EMC and paid EMC and aggregate of $26.6 million of interest on the note payable.
- We transferred cash proceeds of $8.5 million from the exercise of EMC stock options by our employees to EMC.
- We transferred cash proceeds of $7.2 million for the purchase of shares of EMC common stock by our employees under the EMC Employee Stock Purchase Plan to EMC.

The above amounts were incurred pursuant to the agreements discussed below.

EMC as our Controlling Stockholder

As of March 1, 2008, EMC owned approximately 85% of our common stock (approximately 32% of our Class A common stock and 100% of our Class B common stock) and controlled approximately 98% of the combined voting power of our common stock. For as long as EMC or its successor-in-interest continues to control more than 50% of the combined voting power of our common stock, EMC or its successor-in-interest will be able to direct the election of all the members of our Board of Directors and exercise control over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, EMC or its successor-in-interest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to EMC or its successor-in-interest.

Certain of EMC's rights as our majority stockholder arise from being the sole holder of our Class B common stock which has certain voting rights greater than the voting rights of our Class A common stock. Holders of our Class B common stock are entitled to 10 votes per share of Class B common stock on all matters except for the election of our Group I directors, in which case they are entitled to one vote per share, whereas holders of our Class A common stock are entitled to one vote per share of Class A common stock. The holders of Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of directors on our board of directors that we would have if there were no vacancies on our board of directors at the time. These are our Group I directors. The holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect our remaining directors, which at no time will be less than one director—our Group II director(s). Accordingly, the holders of our Class B common stock currently are entitled to elect 7 of our 8 directors. If EMC transfers shares of our Class B common stock to any party other than a successor-in-interest or a subsidiary of EMC (other than in a distribution to its stockholders under Section 355 of the Code, or in transfers following such a distribution), those shares will automatically convert into Class A common stock. For so long as EMC or its successor-in-interest beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will be able to elect all of the members of our board of directors.

Our certificate of incorporation also contains provisions that require that as long as EMC beneficially owns at least 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC (or its successor-in-interest) as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:

- consolidate or merge with any other entity;

- acquire the stock or assets of another entity in excess of $100 million;
- issue any stock or securities except to our subsidiaries or pursuant to our employee benefit plans;
- establish the aggregate annual amount of shares we may issue in equity awards;
- dissolve, liquidate or wind us up;
- declare dividends on our stock;
- enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC's; and
- amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required in order for EMC to continue to include us in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for EMC to effect a tax-free spin-off of us or certain other tax-free transactions. We have been included in EMC's consolidated group for U.S. federal income tax purposes. We have agreed that for so long as EMC or its successor-in-interest continues to own greater than 50% of the voting control of our outstanding common stock, we will not knowingly take or fail to take any action that could reasonably be expected to preclude EMC's or its successor-in-interest's ability to undertake a tax-free spin-off.

In order to address potential conflicts of interest between us and EMC with respect to corporate opportunities that are otherwise permitted to be undertaken by us, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve EMC and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with EMC. In general, these provisions recognize that, subject to the limitations related to our technology and product development and marketing activities, we and EMC may engage in the same or similar business activities and lines of business, may have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of EMC serving as our directors.

Our certificate of incorporation provides that, subject to the limitations related to our technology and product development and marketing activities, EMC will have no duty to refrain from:

- engaging in the same or similar business activities or lines of business as us;
- doing business with any of our clients or customers; or
- employing or otherwise engaging any of our officers or employees.

Our certificate of incorporation provides that if EMC acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and EMC, EMC will have no duty to communicate or present such corporate opportunity to us and we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such opportunity and waive any claim that such corporate opportunity be presented to us. EMC will have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that EMC acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

If one of our directors or officers who is also a director or officer of EMC learns of a potential transaction or matter that may be a corporate opportunity for both us and EMC and which may be properly pursued by us pursuant to the limitations related to our technology and product development and marketing activities, our certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders, will not be liable for breach of fiduciary duties to us and our stockholders with respect to such corporate opportunity, and will be deemed not to have derived an improper personal economic gain from such corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

- where an opportunity is offered to a VMware director (but not an officer) who is also a director or officer of EMC, VMware will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a VMware director;
- where an opportunity is offered to a VMware officer who is also an EMC officer, VMware will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a VMware officer;
- where an opportunity is offered to a VMware officer who is also a director (but not an officer) of EMC, VMware will be entitled to pursue such opportunity unless expressly offered to the individual solely in his or her capacity as an EMC director; and
- where one of our officers or directors, who also serves as a director or officer of EMC, learns of a potential transaction or matter that may be a corporate opportunity for both us and EMC in any manner not addressed in the foregoing descriptions, such director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of the fact that EMC pursues or acquires that corporate opportunity for itself.
- The foregoing limitation of liability provisions are not intended to be an allocation of corporate opportunities between us and EMC.

For purposes of our certificate of incorporation, "corporate opportunities" are limited to business opportunities permitted by the provisions related to our technology and product development and marketing activities and, subject to this limitation, include business opportunities which we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of EMC or its officers or directors will be brought into conflict with our self-interest.

The corporate opportunity provisions in our certificate of incorporation will continue in effect until the later of (1) EMC or its successor-in-interest ceasing to beneficially own 20% or more of the outstanding shares of our common stock and (2) the date upon which no VMware officer or director is also an officer or director of EMC or its successor-in-interest. The vote of at least 80% of the votes entitled to be cast will be required to amend, alter, change or repeal the corporate opportunity provisions.

Master Transaction Agreement and Ancillary Agreements.

At the time of our IPO, we and EMC entered into certain agreements governing various interim and ongoing relationships between us. These agreements include:

- a master transaction agreement;
- an administrative services agreement;
- a tax sharing agreement;
- an insurance matters agreement;
- an employee benefits agreement;

- an intellectual property agreement; and
- real estate agreements.

The agreements summarized below were filed as exhibits to the registration statement relating to our IPO. You are encouraged to read the full text of these material agreements. We entered into these agreements with EMC in the context of our relationship with EMC as our parent and controlling stockholder. The prices and other terms of these agreements were designed to be consistent with the requirements of Section 482 of the Code and related U.S. Treasury Regulations with respect to transactions between related parties.

Master Transaction Agreement

The master transaction agreement contains key provisions relating to our ongoing relationship with EMC. Unless otherwise required by the specific provisions of the agreement, the master transaction agreement will terminate on a date that is five years after the first date on which EMC ceases to own shares representing at least 20% of our common stock. The provisions of the master transaction agreement related to our cooperation with EMC in connection with future litigation will survive seven years after the termination of the agreement, and provisions related to confidential information and indemnification by us and EMC will survive indefinitely.

Initial Public Offering. Pursuant to the master transaction agreement all costs and expenses of VMware and EMC relating to the IPO in August 2007 of our Class A common stock, of approximately $65.4 million in the aggregate, were paid by us.

Registration Rights. Pursuant to the master transaction agreement, at the request of EMC, we will use our reasonable best efforts to register shares of our common stock that are held or subsequently acquired by EMC for public sale under the 1933 Securities Exchange Act, as amended (the "Securities Act"). EMC may request up to two registrations in any calendar year. We also provide EMC with "piggy-back" rights to include its shares in future registrations by us of our securities under the Securities Act. There is no limit on the number of these "piggy-back" registrations in which EMC may request its shares be included.

EMC may not transfer its registration rights other than to an affiliate. EMC's registration rights will terminate on the earlier of the date on which EMC has sold or transferred all of its shares of our common stock deemed "restricted securities" or our common stock held by EMC may be sold without restriction pursuant to Rule 144(k) of the Securities Act.

We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, including the fees and expenses of one firm of legal counsel chosen by EMC, except that EMC will pay all it own internal administrative costs and underwriting discounts and commissions applicable to the sale of its shares of our common stock.

Future Distributions. Additionally, we have agreed to cooperate, at our expense, with EMC to accomplish a distribution by EMC of our common stock, and we have agreed to promptly take any and all actions necessary or desirable to effect any such distribution. EMC will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, EMC may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.

Anti-Dilution Option. Pursuant to the master transaction agreement, we have granted EMC a continuing right to purchase from us shares of Class A common stock and Class B common stock at fair market value as determined in accordance with the agreement in order to maintain EMC's respective percentage ownership interests in our Class A common stock and Class B common stock following our IPO. This option may not be exercised by EMC in connection with any issuance by us of any shares pursuant to any stock option or other executive or employee compensation plan, except where such issuance would cause EMC's percentage ownership of common stock to fall below 80.1%.

Restrictive Covenants. Under the master transaction agreement, we have agreed to obtain the consent of the holders of our Class B common stock prior to taking certain actions, including those set forth above as requiring approval under our certificate of incorporation.

Indemnification. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical VMware business and operations, and generally will place on EMC the financial responsibility for liabilities associated with all of EMC's other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and EMC each indemnify the other with respect to breaches of the master transaction agreement or any intercompany agreement.

In addition to the general indemnification obligations described above relating to the current and historical VMware and EMC businesses and operations, we and EMC have agreed to cross-indemnify each other against liabilities arising from any misstatements or omissions in one another's SEC filings and from information each of us provides to the other specifically for inclusion in the other party's annual or quarterly reports, but only to the extent that the information pertains to the party providing the information or its business or to the extent the party filing the SEC report provides the party supplying the information with prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of party filing the report.

Accounting Matters; Legal Policies. Under the master transaction agreement, we agreed to use our reasonable best efforts to use the same independent certified public accounts selected by EMC and to maintain the same fiscal year as EMC until such time as EMC is no longer required to consolidate our results of operations and financial position (determined in accordance with generally accepted accounting principles consistently applied). We also agreed to use our reasonable best efforts to complete our audit and provide EMC with all financial and other information on a timely basis such that EMC may meet its deadlines for its filing annual and quarterly financial statements.

Additionally, for as long as EMC is providing us with legal services under the administrative services agreement, the master transaction agreement will require us to comply with all EMC policies and directives identified by EMC as critical to legal and regulatory compliance and to not adopt legal or regulatory policies or directives inconsistent with the policies identified by EMC.

Administrative Services Agreement

Under the administrative services agreement, EMC provides us with services, including tax, accounting, treasury, legal and human resources services. For such time as the administrative services agreement is in effect, EMC and VMware may agree on additional services to be included in the administrative services agreement. EMC is to provide us with services with substantially the same degree of skill and care as such services are performed within EMC. We will pay fees to EMC for the services rendered based on the number and total cost of the EMC employees required to provide services, or as may otherwise be agreed.

The initial term of the administrative services agreement expired on September 30, 2007 and extends automatically for additional three-month terms unless terminated by one of the parties. Prior to the expiration of the initial term and any subsequent renewal term, we agreed with EMC to adjust the fees payable for services (other than services in Bangalore, India) under the agreement, as necessary, to accurately reflect the level of services we require. We have the right to terminate any of the services provided by EMC under the administrative services agreement at any time upon 30 day prior written notice of termination to EMC. As of the date of this proxy statement, EMC is providing us, and we expect that EMC will continue to provide us with these services pursuant to the terms of this agreement.

Furthermore, we have agreed in the administrative services agreement that we will be responsible for, and will indemnify EMC with respect to, our own losses for property damage or personal injury in connection with the services provided, except to the extent that such losses are caused by the gross negligence, breach, bad faith or willful misconduct of EMC.

Tax Sharing Agreement

We have been included in EMC's consolidated group (the "Consolidated Group") for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC and/or certain of its subsidiaries (a "Combined Group") for state and local income tax purposes. We entered into a new tax sharing agreement that became effective upon consummation of our IPO. Pursuant to the tax sharing agreement, we and EMC generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by us is determined, subject to certain adjustments, as if we and each of our subsidiaries included in the Consolidated Group or Combined Group filed our own consolidated, combined or unitary tax return. EMC prepares pro forma tax returns for us with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax sharing payments under the tax sharing agreement. We are responsible for any taxes with respect to tax returns that include only us and our subsidiaries.

EMC is primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group. Disputes arising between the parties relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.

We are included in the Consolidated Group for periods in which EMC owned at least 80% of the total voting power and value of our outstanding stock. EMC, during any part of a consolidated return year, is liable for the tax on the consolidated return of such year, except for such taxes related to (i) our separate tax liability and (ii) our business and operations, of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and EMC, for any period in which we were included in the Consolidated Group or a Combined Group, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of the Consolidated Group or a Combined Group.

Our and EMC's respective rights, responsibilities and obligations with respect to any possible spin-off of our stock to EMC stockholders are set forth in the tax sharing agreement. If EMC were to decide to pursue a possible spin-off, we have agreed to cooperate with EMC and to take any and all actions reasonably requested by EMC in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude EMC's ability to undertake a tax-free spin-off. In the event EMC completes a spin-off, we have agreed not to take certain actions, such as asset sales or contributions, mergers, stock issuances or stock sales within the two years following the spin-off without first obtaining the opinion of tax counsel or an Internal Revenue Service ruling to the effect that such actions will not result in the spin-off failing to qualify as a tax-free spin-off. In addition, we generally would be responsible for, among other things, any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any action or failure to act by us or certain transactions involving us following a spin-off and a percentage of such taxes to the extent such taxes are not attributable to, or do not result from, any action or failure to act by either us or EMC.

Insurance Matters Agreement

We also entered into an insurance matters agreement with EMC in conjunction with our IPO. Pursuant to the insurance matters agreement, EMC maintains insurance policies covering, and for the benefit of, us and our directors, officers and employees. The insurance policies maintained by EMC under the insurance matters agreement are comparable to those maintained by EMC and covering us prior to our IPO. Except to the extent that EMC allocates a portion of its insurance costs to us, we must reimburse EMC, as the case may be, for premium expenses, deductibles or retention amounts, and all other costs and expenses that EMC may incur in connection with the insurance coverage EMC maintains for us. We are responsible for any action against VMware in connection with EMC's maintenance of insurance coverage for us, including as a result of the level or scope of any insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to an insurance carrier in connection with a claim or potential claim or otherwise, during the term of the insurance matters agreement, except to the extent that such action arises out of or is related to the breach by EMC of the insurance matters agreement or the related insurance policies, or the gross negligence, bad faith or willful misconduct of EMC in connection with the insurance matters agreement or the related insurance policies.

The term of the insurance matters agreement will expire on a date which is 45 days after the date upon which EMC owns shares of our common stock representing less than a majority of the votes entitled to be cast by all holders of our common stock.

Employee Benefits Agreement

We have also entered into an employee benefits agreement with EMC. The employee benefits agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters, including the treatment of outstanding EMC equity awards which may be held by our employees and the allocation of certain retirement plan assets and liabilities and the ownership of work product developed for our benefit.

Intellectual Property Agreement

The terms of the intellectual property agreement formalize the relationship between us and EMC with respect to our use of certain EMC source code and associated intellectual property rights, as well as EMC's use of certain VMware source code and associated intellectual property rights.

Under the terms of the intellectual property agreement, we and EMC fully release one another from claims resulting from any acts of infringement that might have occurred prior to the date our IPO was completed. Going forward, EMC will provide to us license rights under certain source code and associated intellectual property rights to design, develop, distribute, service and support our existing products, as well as any updates, upgrades and future versions of those products, and the implementation of interoperability between future VMware products and EMC products. These rights exclude our ability to use EMC's intellectual property to create certain types of products.

We, in turn, will provide to EMC license rights under certain source code and associated intellectual property rights to design, develop, distribute, service and support EMC's existing products, any updates, upgrades and future versions of those products, as well as EMC's future products. These rights exclude the ability of EMC to use our intellectual property to create certain types of products. The scope of the patent rights we provide to EMC and the scope of products with which EMC may use our intellectual property rights will be initially narrowed at such time as EMC no longer owns 50% of our common stock, and further narrowed at such time as EMC no longer owns 20% of our common stock. The scope of products with which EMC may use our intellectual property rights will also be narrowed if there is a change of control of EMC at such time as EMC no longer owns 50% of our common stock. EMC will indemnify us for any losses arising out of any use by EMC of the intellectual property rights we provide to EMC under the intellectual property agreement, and we will indemnify EMC for any losses arising out of any use by us of the intellectual property rights EMC provides to us under the intellectual property agreement.

Real Estate Agreements

We entered into a real estate license agreement with EMC in conjunction with our IPO. The real estate license agreement governs the terms under which we may use the space we share, and will continue to share, with EMC at certain properties that EMC currently leases abroad. The real estate license agreement did not materially change other arrangements we have with EMC related to shared space or the amounts we are charged for use of such space. We also entered into an agreement which provides for our purchase from EMC of the equity interests in the EMC entity which holds the ground leasehold interest in the land on which our global headquarters is being built and the interest in our global headquarters itself for an amount equal to the cost expended by EMC in constructing the facilities to the date of purchase. In August 2007, we paid EMC $132.6 million, from the net proceeds from our IPO, to complete this purchase of our new global headquarters.

Support from EMC Subsidiaries in Certain Geographic Regions.

Prior to our IPO, we had entered into several agreements with EMC with respect to international marketing, call center support, and research and development services. EMC has continued to provide these services to us following our IPO pursuant to these agreements and similar subsequent arrangements. In certain circumstances where we do not have an established legal entity, EMC employees managed by our personnel have provided services on our behalf.

We have entered into various geographically-specific marketing services agreements with certain of EMC's subsidiaries. During 2007, these agreements involved the following countries: Austria, Australia, Belgium, Brazil, Canada, China, Columbia, the Czech Republic, Denmark, Finland, France, Hong Kong, India, Israel, Italy, Portugal, Korea, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Russia, South Africa, Spain, Sweden, Switzerland and Taiwan. The agreements covering Canada and Denmark terminated prior to the end of 2007. The terms of these agreements are substantially similar and under such agreements, the signing EMC subsidiaries have agreed to provide us, upon our request, with services that include promoting our products, developing our customer base, and acting as a liaison to certain customers. Under the provisions of the agreements, we are charged by such EMC subsidiaries in performing services under these agreements. The agreements are effective until terminated by either party upon 30 day written notice. EMC subsidiaries provided these services to us on similar terms before such time as we entered into written agreements.

We have entered into call center service agreements with EMC Corporation of Canada and EMC Data Storage Systems (India) Private Limited, each of which is a subsidiary of EMC. Under the terms of such agreements, each of the EMC subsidiaries has agreed to provide us, upon our request, with certain telephonic call center and customer support. Under the provisions of the agreements, we are charged by such EMC subsidiaries in performing services under these agreements. The agreements are effective until terminated by either party upon 30 day notice.

We have entered into a Development Services Agreement with EMC Data Storage Systems (India) Private Limited. Under the terms of the agreement, EMC's Indian subsidiary provides us with research and development services with respect to certain of our software products. The agreement automatically renews annually, but may be terminated by either party upon 30 day prior written notice. Under the provisions of the agreement, we are charged by EMC's subsidiary. EMC provided these services to us on similar terms before such time as we entered into written agreements. We also receive research and development services from EMC China Limited.

Ongoing and Ordinary Course of Business Agreements.

We have entered into a Professional Services Reseller and Subcontractor Agreement with EMC whereby we appointed EMC as a non-exclusive reseller of our professional services. Under the agreement, we have performed and will continue to perform various professional consulting services for EMC customers. Under the terms of the agreement, the agreement may only be terminated upon a material breach, non-payment, a breach of confidentiality or by either party upon 10 business days' notice. During 2007, we recognized professional service revenue of $11.8 million for services provided to EMC customers pursuant to this agreement.

In 2007, we entered into an enterprise license agreement with EMC to provide server and desktop products. All $4.3 million of revenue related to this arrangement was included in deferred revenue as of December 31, 2007.

Additionally, in 2007, we purchased $7.2 million of storage systems from EMC. Through the third quarter of 2007 the amounts purchased from EMC were at EMC's cost. In the fourth quarter of 2007, the practice was changed to purchasing from EMC at a discount off of EMC's list price.

On December 18, 2007, EMC entered into a lease agreement on our behalf for office space in Bangalore, India and EMC agreed to fully assign the lease to us effective in March 2008. The total lease commitment over the 54-month term of the lease is approximately $8.4 million and the total expected capital cost is an additional approximately $11.4 million.

In December 2007, we entered into a master collaboration agreement with EMC with no dollar amount relating to furthering the interoperability of our respective technologies.

Our Relationship with Intel Corporation

On August 22, 2007, we issued 9.5 million shares of Class A common stock to Intel Capital Corporation, the global investment arm of Intel, pursuant to a Class A Common Stock Purchase Agreement entered into as of July 9, 2007 between Intel Capital and VMware, at a price of $23.00 per share for an aggregate purchase price of $218.5 million. In connection with Intel's investment, we agreed to the appointment to our Board of Directors of an Intel executive acceptable to our Board. Renee James, the Vice President and General Manager, Software and Solutions Group of Intel, was appointed to our Board of Directors in September 2007 pursuant to this agreement.

As of March 1, 2008, Intel's investment represented 11.4% of our Class A common stock, approximately 2.5% of our total outstanding common stock and less than 1% of our total voting power.

Pursuant to Intel Capital's investment in our Class A common stock, we entered into an investor rights agreement with Intel Capital that provides Intel Capital with certain rights, including the following:

- demand registration rights, pursuant to which Intel Capital has the right to effect one demand registration of our Class A common stock held by them at the time of such demand;
- "piggyback" registration rights with respect to our Class A common stock, subject to standard cutback provisions imposed by underwriters; and
- the right to demand that we effect a registration with respect to all or a part of their securities upon us becoming eligible to file on Form S-3, subject to standard cutback provisions imposed by underwriters.

The investor rights agreement also restricts Intel Capital's right to sell or transfer the shares of our Class A common stock acquired pursuant to the Intel stock purchase agreement until one year from the date of purchase.

The investor rights agreement obligates us to pay for the costs and expenses of registration other than underwriting discounts. The investor rights agreement also provides that Intel's representative on our board shall have no duty or obligation to present any corporate opportunity to us, unless the opportunity is expressly presented to such board member in his or her capacity as a director or he or she otherwise first acquires knowledge of the opportunity in the course of his or her activities as a member of our board.

In addition, we and Intel are party to a routine and customary collaboration partnering agreement that expresses the parties' intent to continue to expand their cooperative efforts around joint development, marketing and industry initiatives.

We have in the past done business, and expect to continue to do business, with Intel on regular, arm's-length basis, on the same or similar terms as would be negotiated with unrelated third parties. During 2007, Intel ordered approximately $952,000 of products and/or services from us. We also entered into various licensing and technology partnering agreements with no dollar amounts relating primarily to furthering the interoperability of our respective technologies.

Our Relationship with Cisco

On July 26, 2007, we were party to a stock purchase agreement with Cisco and EMC, pursuant to which Cisco agreed to purchase 6.0 million shares of VMware Class A common stock from EMC at a price of $25.00 per share for an aggregate purchase price of $150.0 million. The purchase closed on August 23, 2007. We did not receive any proceeds from this transaction. In connection with Cisco's stock purchase, we agreed to consider the appointment to our Board of Directors of a Cisco executive acceptable to our board. Dennis Powell, then the Executive Vice President and Chief Financial Officer of Cisco, was proposed by Cisco as a potential director pursuant to this arrangement between Cisco and VMware, and was subsequently appointed to our Board in November 2007. Mr. Powell has since retired from his position as Cisco's Executive Vice President and Chief Financial Officer effective February 15, 2008, but continues to be employed by Cisco as an Executive Advisor on an at-will basis on a reduced schedule.

As of March 1, 2008, Cisco's stock purchase represented 7.2% of our Class A common stock, approximately 1.6% of our total outstanding common stock and less than 1% of our total voting power.

Pursuant to Cisco's purchase of Class A common stock from EMC, we also entered into an investor rights agreement with Cisco that provides Cisco with certain rights, including the following rights:

- demand registration rights, pursuant to which Cisco has the right to effect one demand registration of our Class A common stock held by them at the time of such demand;
- "piggyback" registration rights with respect to our Class A common stock, subject to standard cutback provisions imposed by underwriters; and
- the right to demand that we effect a registration with respect to all or a part of their securities upon us becoming eligible to file on Form S-3, subject to standard cutback provisions imposed by underwriters.

The investor rights agreement also restricts Cisco's right to sell or transfer the shares of our Class A common stock acquired pursuant to the Cisco stock purchase agreement until one year from the date of purchase.

The investor rights agreement obligates us to pay for the costs and expenses of registration other than underwriting discounts.

In addition, we and Cisco are party to a routine and customary collaboration partnering agreement that expresses the parties' intent to expand cooperative efforts around joint development, marketing and industry initiatives.

We have in the past done business, and expect to continue to do business, with Cisco on regular, arm's-length basis, on the same or similar terms as would be negotiated with unrelated third parties. During 2007, Cisco ordered approximately $4.2 million of products and/or services from us.

Other Transactions With Related Persons

John R. Egan, one of our Directors, is a managing partner and general partner in Egan-Managed Capital II, L.P., which holds an equity interest in Softrax Corporation of greater than 10%. In 2007, VMware entered into an agreement with Softrax for the licensing, implementation and maintenance of Softrax software. The approximate value of the agreement is $740,000, of which approximately $342,000 was invoiced in 2007.

In June 2007, our Compensation and Corporate Governance Committee granted options to purchase 250,000 shares of Class A common stock with an exercise price of $23.00 per share to Mendel Rosenblum, our Chief Scientist and the husband of Diane Greene, our President, Chief Executive Officer and member of the Board of Directors.

In addition, from time to time, we may purchase or sell goods and services in the ordinary course of business with financial institutions that beneficially own 5% or more of our Class A common stock. From our IPO through December 31, 2007, entities that we believe are affiliated with FMR LLC, a financial institution that beneficially owns 5% or more of our Class A common stock, purchased goods and services sold by us We have in the past done business, and expect to continue to do business, with entities affiliated with FMR LLC on regular, arm's-length basis, on the same or similar terms as would be negotiated with unrelated third parties. From our IPO through December 31, 2007, we invoiced entities believed to be affiliated with FMR LLC approximately $4.2 million for goods and services sold by us. During 2007, VMware employees participated in EMC's 401(k) plan which is administered by Fidelity Investments, an affiliate of FMR LLC. EMC cross-charges us for the costs associated with our employees under the Employee Benefits Agreement discussed above. During March, 2007 we are implemented our own 401(k) plan with Fidelity Investments for VMware employees, who are able to rollover contributions from their EMC 401(k) plans.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that VMware specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee has reviewed and discussed with VMware's management and PricewaterhouseCoopers LLP the audited consolidated financial statements of VMware contained in VMware's Annual Report on Form 10-K for the 2007 fiscal year. The Audit Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by SAS No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with PricewaterhouseCoopers LLP its independence from VMware.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in VMware's Annual Report on Form 10-K for its 2007 fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee

Michael W. Brown, *Chair*
David I. Goulden
Renee J. James[(1)]
Dennis D. Powell[(1)]

(1) Mr. Powell and Ms. James were appointed to the Audit Committee in November 2007 and December 2007, respectively.

STOCKHOLDER PROPOSALS

To be eligible for inclusion in VMware's Proxy Statement for the 2009 Annual Meeting of Stockholders, stockholder proposals must be received at VMware's principal executive offices no later than December 1, 2008. Stockholder proposals should be addressed to: VMware Inc., 3401 Hillview Avenue, Palo Alto, California 94304, Attn: Legal Department, Facsimile Number (650) 427-5001.

ADVANCE NOTICE PROCEDURES

Under our Bylaws, nominations for a director may be made only by the Board of Directors, a nominating committee of the Board of Directors, a person appointed by the Board of Directors or by a stockholder entitled to vote who has delivered notice to the Secretary at the principal executive offices of VMware (containing certain information specified in the Bylaws) (i) not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year's annual meeting, or (ii) if the meeting is called for a date more than thirty days before or after such anniversary date, not earlier than the close of business on 120 days prior to such annual meeting and not later than the close of business on the later of (a) 90 days prior to such annual meeting and (b) the tenth day following the date of public announcement of such meeting is first made by VMware, whichever is later. The Bylaws also provide that no business may be brought before an annual meeting except as specified in the notice of the annual meeting or as otherwise brought before the annual meeting by or at the direction of the Board of Directors, the presiding officer or by a stockholder entitled to vote at such annual meeting who has delivered notice to the Secretary at the principal executive offices of VMware (containing certain information specified in our Bylaws) within the periods prior to the meeting specified in the preceding sentence. In each case, stockholders must also comply with the procedural requirements in our Bylaws.

These requirements are separate and apart from the requirements that a stockholder must meet in order to have a stockholder proposal included in VMware's Proxy Statement under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") discussed above in "*Stockholder Proposals*". A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to VMware at 3401 Hillview Avenue, Palo Alto, California 94304, Attention: Legal Department. Our Bylaws are also on file with the SEC, and are available through its website at *http://www.sec.gov*.

Any stockholder who wishes to bring a proposal or nominate a person for election to the Board at VMware's 2009 Annual Meeting of Stockholders must provide written notice of the proposal or nomination to VMware's Secretary, at our address specified above, after January 13, 2009 and prior to February 13, 2009.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires VMware's executive officers and directors, and persons who own more than 10% of the common stock, to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with all copies of Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, VMware believes that during the fiscal year ended December 31, 2007, all filing requirements were complied with in a timely fashion.

HOUSEHOLDING

If you and other residents with the same last name at your mailing address own shares of common stock in street name, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice of sending only one copy of proxy materials is known as "householding." If you received a householding communication, your broker will send one copy of VMware's 2008 Proxy Statement to your address unless contrary instructions were given by any stockholder at that address. If you received more than one copy of the proxy materials this year and you wish to reduce the number of reports you receive in the future and save VMware the cost of printing and mailing these reports, your broker will discontinue the mailing of reports on the accounts you select if you mark the designated box on your proxy card, or follow the instructions provided when you vote over the Internet.

You may revoke your consent to householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if your household received a single set of proxy materials for this year, but you would prefer to receive your own copy, we will promptly send a copy to you if you go to *www.proxyvote.com* and request a copy, or if you address your written request to VMware Inc., Investor Relations, 3401 Hillview Avenue, Palo Alto, California 94304, or call us at (877) 486-9273.

10-K REPORT

A copy or VMware's Annual Report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the SEC for VMware's most recently completed fiscal year, may be found on the investor relations page of our website, *http://www.vmware.com*. In addition, VMware will provide each beneficial owner of its securities with a copy of the Annual Report on Form 10-K without charge, upon the written request of any such person. Such requests should be sent to the Investor Relations Department, VMware, Inc., 3401 Hillview Avenue, Palo Alto California, 94304.

ANNEX A

VMWARE, INC.
2007 EQUITY AND INCENTIVE PLAN

1. PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

The purpose of the VMware, Inc. 2007 Equity and Incentive Plan is to attract, motivate and retain employees and independent contractors of the Company and any Subsidiary and Affiliate and non-employee directors of the Company, any Subsidiary or any Affiliate. The Plan is also designed to encourage stock ownership by such persons, thereby aligning their interest with those of the Company's shareholders and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Code. Pursuant to the provisions hereof, there may be granted Options (including "incentive stock options" and "non-qualified stock options"), and Other Stock-Based Awards, including but not limited to Restricted Stock, Restricted Stock Units, Stock Appreciation Rights (payable in shares) and Other Cash-Based Awards.

The 2007 Equity and Incentive Plan shall become effective as of the date of the adoption by the Board.

2. DEFINITIONS. For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Adoption Date" means the date that the Plan was adopted by the Board.

(b) "Affiliate" means an affiliate of the Company, as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(c) "Award" means individually or collectively, a grant under the Plan of Options, Restricted Stock, Restricted Stock Units or Other Stock-Based Awards or Other Cash-Based Awards.

(d) "Award Terms" means any written agreement, contract, notice or other instrument or document evidencing an Award.

(e) "Board" means the Board of Directors of the Company.

(f) "Cause" shall have the meaning set forth in the Grantee's employment or other agreement with the Company, any Subsidiary or any Affiliate, if any, provided that if the Grantee is not a party to any such employment or other agreement or such employment or other agreement does not contain a definition of Cause, then Cause shall have the meaning set forth in the Award Terms.

(g) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "Committee" means the Compensation Committee of the Board. Unless other determined by the Board, the Committee shall be comprised solely of directors who are (a) "non-employee directors" under Rule 16b-3 of the Exchange Act, (b) "outside directors" under Section 162(m) of the Code and (c) who otherwise meet the definition of "independent directors" pursuant to the applicable requirements of any national stock exchange upon which the Stock is listed. Any director appointed to the Committee who does not meet the foregoing requirements shall recuse himself or herself form all determinations pertaining to Rule 16b-3 of the Exchange Act and Section 162(m) of the Code.

(i) "Company" means VMware, Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

(j) "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

(l) "Exchange Offer" means the offer by the Company to exchange awards issued under the Plan for awards of or with respect to the common stock of Parent held by certain employees of the Company and its Subsidiaries, as set forth in more detail in the Offer to Exchange expected to be filed by the Company and Parent.

(m) "Fair Market Value" shall be the closing sales price per share of Stock for the date of grant on the principal securities exchange on which the Stock is traded or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported; if the Stock is not listed for trading on a national securities exchange, the fair market value of Stock shall be determined in good faith by the Board. For purposes of the exercise price of Options granted in the Exchange Offer, Fair Market Value shall mean the initial public offering price of the Stock as set forth in the Company's Form S-1 Registration Statement.

(n) "Grantee" means a person who, as an employee or independent contractor of or non-employee director with respect to the Company, a Subsidiary or an Affiliate, has been granted an Award under the Plan.

(o) "ISO" means any Option designated as and intended to be and which qualifies as an incentive stock option within the meaning of Section 422 of the Code.

(p) "NQSO" means any Option that is designated as a nonqualified stock option or which does not qualify as an ISO.

(q) "Option" means a right, granted to a Grantee under Section 6(b)(i), to purchase shares of Stock. An Option may be either an ISO or an NQSO.

(r) "Other Cash-Based Award" means a cash-based Award granted to a Grantee under Section 6(b)(iv) hereof, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(s) "Other Stock-Based Award" means an Award granted to a Grantee pursuant to Section 6(b)(iv) hereof, that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms and conditions as permitted under the Plan.

(t) "Parent" means EMC Corporation, a Massachusetts corporation.

(u) "Performance Goals" means performance goals based on one or more of the following criteria: (i) earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per common share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) operating margin or profit margin; (xv) common stock price or total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xix) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a Subsidiary or Affiliate, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that, to the extent an Award is intended to satisfy the performance-based compensation exception to the limits of Section 162(m) of the Code and then to the extent consistent with such exception, the Committee shall have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

(v) "Plan" means this VMware, Inc. 2007 Equity and Incentive Plan, as amended from time to time.

(w) "Restricted Stock" means an Award of shares of Stock to a Grantee under Section 6(b)(ii) that is subject to certain restrictions and to a risk of forfeiture.

(x) "Restricted Stock Unit" means a right granted to a Grantee under Section 6(b)(iii) of the Plan to receive shares of Stock subject to certain restrictions and to a risk of forfeiture.

(y) "Rule 16b-3" means Rule 16b-3, as from time to time in effect promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, including any successor to such Rule.

(z) "Stock" means shares of Class A common stock, par value $0.01 per share, of the Company.

(aa) "Stock Appreciation Right" means an Award that entitles a Grantee upon exercise to the excess of the Fair Market Value of the Stock underlying the Award over the base price established in respect of such Stock.

(bb) "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, at the time of granting of an Award, each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

3. ADMINISTRATION.

(a) The Plan shall be administered by the Committee or, at the discretion of the Board, the Board. In the event the Board is the administrator of the Plan, references herein to the Committee shall be deemed to include the Board. The Board may from time to time appoint a member or members of the Committee in substitution for or in addition to the member or members then in office and may fill vacancies on the Committee however caused. Subject to applicable law, the Board or the Committee may delegate to a sub-committee or individual the ability to grant Awards to employees who are not subject to potential liability under Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company at the time any such delegated authority is exercised.

(b) The decision of the Committee as to all questions of interpretation and application of the Plan shall be final, binding and conclusive on all persons. The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the power and authority either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including without limitation, the authority to grant Awards, to determine the persons to whom and the time or times at which Awards shall be granted, to determine the type and number of Awards to be granted, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions and Performance Goals relating to any Award; to determine Performance Goals no later than such time as is required to ensure that an underlying Award which is intended to comply with the requirements of Section 162(m) of the Code so complies; to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, accelerated (including upon a "change in control"), exchanged, or surrendered; to make adjustments in the terms and conditions (including Performance Goals) applicable to Awards; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Award Terms (which need not be identical for each Grantee); and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Terms granted hereunder in the manner and to the extent it shall deem expedient to carry the Plan into effect and shall be the sole and final judge of such expediency. No Committee member shall be liable for any action or determination made with respect to the Plan or any Award.

4. ELIGIBILITY.

(a) Awards may be granted to officers, employees, independent contractors and non-employee directors of the Company or of any of the Subsidiaries and Affiliates; *provided*, that (i) ISOs may be granted only to employees (including officers and directors who are also employees) of the Company or any of its "related corporations" (as defined in the applicable regulations promulgated under the Code) and (ii) Awards may be granted only to eligible employees who are not employed by the Company or a Subsidiary if such employees perform substantial services for the Company or a Subsidiary.

(b) No ISO shall be granted to any employee of the Company or any of its Subsidiaries if such employee owns, immediately prior to the grant of the ISO, stock representing more than 10% of the voting power or more than 10% of the value of all classes of stock of the Company or Parent or a Subsidiary, unless the purchase price for the stock under such ISO shall be at least 110% of its Fair Market Value at the time such ISO is granted and the ISO, by its terms, shall not be exercisable more than five years from the date it is granted. In determining the stock ownership under this paragraph, the provisions of Section 424(d) of the Code shall be controlling.

5. STOCK SUBJECT TO THE PLAN.

(a) The maximum number of shares of Stock reserved for the grant or settlement of Awards under the Plan (the "Share Limit") shall be 80,000,000 (including the number of shares of Stock expected to be issued under the Exchange Offer) and shall be subject to adjustment as provided herein. The aggregate number of shares of Stock made subject to Awards granted during any fiscal year to any single individual shall not exceed 3,000,000. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Grantee, the shares of stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan.

(b) Except as provided in an Award Term or as otherwise provided in the Plan, in the event of any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, recapitalization, combination, repurchase, or share exchange, or other similar corporate transaction or event, the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Stock or other property (including cash) that may thereafter be issued in connection with Awards or the total number of Awards issuable under the Plan, (ii) the number and kind of shares of Stock or other property issued or issuable in respect of outstanding Awards, (iii) the exercise price, grant price or purchase price relating to any Award, (iv) the Performance Goals and (v) the individual limitations applicable to Awards; provided that, with respect to ISOs, any adjustment shall be made in accordance with the provisions of Section 424(h) of the Code and any regulations or guidance promulgated thereunder, and provided further that no such adjustment shall cause any Award hereunder which is or becomes subject to Section 409A of the Code to fail to comply with the requirements of such section.

6. SPECIFIC TERMS OF AWARDS.

(a) *General.* Subject to the terms of the Plan (including Schedule A attached hereto, as applicable) and any applicable Award Terms, (i) the term of each Award shall be for such period as may be determined by the Committee, and (ii) payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Stock or other property, and may be made in a single payment or transfer, in installments, or, subject to the requirements of Section 409A of the Code on a deferred basis.

(b) *Awards.* The Committee is authorized to grant to Grantees the following Awards, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Awards, consistent with the terms of the Plan (including Schedule A attached hereto, as applicable).

(i) *Options.* The Committee is authorized to grant Options to Grantees on the following terms and conditions:

(A) The Award Terms evidencing the grant of an Option under the Plan shall designate the Option as an ISO or an NQSO.

(B) The exercise price per share of Stock purchasable under an Option shall be determined by the Committee, but in no event shall the exercise price of an Option per share of Stock be less than the Fair Market Value of a share of Stock as of the date of grant of such Option. The purchase price of Stock as to which an Option is exercised shall be paid in full at the time of exercise; payment may be made in cash, which may be paid by check, or other instrument acceptable to the Company, or, with the consent of the Committee, in shares of Stock, valued at the Fair Market Value on the date of exercise (including shares of Stock that otherwise would be distributed to the Grantee upon exercise of the Option), or if there were no sales on such date, on the next preceding day on which there were sales or (if permitted by the Committee and subject to such terms and conditions as it may determine) by surrender of outstanding Awards under the Plan, or the Committee may permit such payment of exercise price by any other method it deems satisfactory in its discretion. In addition, subject to applicable law and pursuant to procedures approved by the Committee, payment of the exercise price may be made pursuant to a broker-assisted cashless exercise procedure. Any amount necessary to satisfy applicable federal, state or local tax withholding requirements shall be paid promptly upon notification of the amount due. The Committee may permit the minimum amount of tax withholding to be paid in shares of Stock previously owned by the employee, or a portion of the shares of Stock that otherwise would be distributed to such employee upon exercise of the Option, or a combination of cash and shares of such Stock.

(C) Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Terms; provided that, the Committee shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate.

(D) Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries or Affiliates, the Options granted to such Grantee, to the extent that they are exercisable at the time of such termination, shall remain exercisable for such period as may be provided in the applicable Award Terms, but in no event following the expiration of their term. The treatment of any Option that is unexercisable as of the date of such termination shall be as set forth in the applicable Award Terms.

(E) Options may be subject to such other conditions, as the Committee may prescribe in its discretion or as may be required by applicable law.

(F) Notwithstanding anything to the contrary herein, grants of Options may be made hereunder which have the terms and conditions set forth in the Exchange Offer.

(ii) *Restricted Stock.*

(A) The Committee may grant Awards of Restricted Stock under the Plan, subject to such restrictions, terms and conditions, as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Award Terms (provided that any such Award is subject to the vesting requirements described herein). The vesting of a Restricted Stock Award granted under the Plan may be conditioned upon the completion of a specified period of employment or service with the Company or any Subsidiary or Affiliate, upon the attainment of specified Performance Goals, and/or upon such other criteria as the Committee may determine in its sole discretion.

(B) The Committee shall determine the purchase price, which, to the extent required by law, shall not be less than par value of the Stock, to be paid by the Grantee for each share of Restricted Stock or unrestricted stock or stock units subject to the Award. The Award Terms with respect to such stock award shall set forth the amount (if any) to be paid by the Grantee with respect to such Award and when and under what circumstances such payment is required to be made.

(C) Except as provided in the applicable Award Terms, no shares of Stock underlying a Restricted Stock Award may be assigned, transferred, or otherwise encumbered or disposed of by the Grantee until such shares of Stock have vested in accordance with the terms of such Award.

(D) If and to the extent that the applicable Award Terms may so provide, a Grantee shall have the right to vote and receive dividends on Restricted Stock granted under the Plan. Unless otherwise provided in the applicable Award Terms, any Stock received as a dividend on or in connection with a stock split of the shares of Stock underlying a Restricted Stock Award shall be subject to the same restrictions as the shares of Stock underlying such Restricted Stock Award.

(E) Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries or Affiliates, the Restricted Stock granted to such Grantee shall be subject to the terms and conditions specified in the applicable Award Terms.

(F) Notwithstanding anything to the contrary herein, grants of Restricted Stock may be made hereunder which have the terms and conditions set forth in the Exchange Offer.

(iii) *Restricted Stock Units.* The Committee is authorized to grant Restricted Stock Units to Grantees, subject to the following terms and conditions:

(A) At the time of the grant of Restricted Stock Units, the Committee may impose such restrictions or conditions to the vesting of such Awards as it, in its discretion, deems appropriate, including, but not limited to, the achievement of Performance Goals. The Committee shall have the authority to accelerate the settlement of any outstanding award of Restricted Stock Units at such time and under such circumstances as it, in its sole discretion, deems appropriate, subject compliance with the requirements of Section 409A of the Code.

(B) Unless otherwise provided in the applicable Award Terms or except as otherwise provided in the Plan, upon the vesting of a Restricted Stock Unit there shall be delivered to the Grantee, as soon as practicable following the date on which such Award (or any portion thereof) vests, that number of shares of Stock equal to the number of Restricted Stock Units becoming so vested.

(C) Subject to compliance with the requirements of Section 409A of the Code, Restricted Stock Units may provide the Grantee with the right to receive dividend equivalent payments with respect to Stock actually or notionally subject to the Award, which payments may be either made currently or credited to an account for the Grantee, and may be settled in cash or Stock, as determined by the Committee. Any such settlements and any such crediting of dividend equivalents may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

(D) Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries or Affiliates, the Restricted Stock Units granted to such Grantee shall be subject to the terms and conditions specified in the applicable Award Terms.

(iv) *Other Stock-Based or Cash-Based Awards.*

(A) The Committee is authorized to grant Awards to Grantees in the form of Other Stock-Based Awards or Other Cash-Based Awards, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including the Performance Goals and performance periods. Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under Section 6(iv) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Stock, other Awards, notes or other property, as the Committee shall determine, subject to any required corporate action.

(B) With respect to a Covered Employee, the maximum value of the aggregate payment that any Grantee may receive with respect to Other Cash-Based Awards pursuant to this Section 6(b)(iii) in respect of any annual performance period is $5,000,000 and for any other performance period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve. No payment shall be made to a Covered Employee prior to the certification by the Committee that the Performance Goals have been attained. The Committee may establish such other rules applicable to the Other Stock- or Cash-Based Awards to the extent not inconsistent with Section 162(m) of the Code.

(C) Payments earned in respect of any Cash-Based Award may be decreased or, with respect to any Grantee who is not a Covered Employee, increased in the sole discretion of the Committee based on such factors as it deems appropriate.

7. GENERAL PROVISIONS.

(a) *Nontransferability, Deferrals and Settlements.* Unless otherwise determined by the Committee or provided in an Award Term or set forth below, but in accordance with the Code and any applicable laws, Awards shall not be transferable by a Grantee except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative. Any Award shall be null and void and without effect upon any attempted assignment or transfer, except as herein provided, including without limitation any purported assignment, whether voluntary or by operation of law, pledge, hypothecation or other disposition, attachment, divorce, trustee process or similar process, whether legal or equitable, upon such Award. The Committee may permit Grantees to elect to defer the issuance of shares of Stock or the settlement of Awards in cash under such rules and procedures as established under the Plan to the extent that such deferral complies with

Section 409A of the Code and any regulations or guidance promulgated thereunder. Notwithstanding the foregoing but subject to applicable law, the Committee in its sole discretion may grant transferable NQSOs that, upon becoming fully vested and exercisable, may be transferred to a third-party pursuant to an auction process approved or established up by the Company.

(b) *No Right to Continued Employment, etc.* Nothing in the Plan or in any Award granted or any Award Terms, promissory note or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Company, any Subsidiary or any Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or the applicable Award Terms or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee's employment or service.

(c) *Cancellation and Rescission of Awards.* The following provisions of this Section 7(c) shall apply to Awards granted to (i) Grantees who are classified by the Company or a Subsidiary as an executive officer, senior officer, or officer (collectively, "Officers") of the Company or a Subsidiary, (ii) Grantees who are non-employee directors of the Company, and (iii) certain other Grantees designated by the Committee or the Board to be subject to the terms of this Section 7(c) (such designated Grantees together with Officers and non-employee directors are referred to collectively as "Senior Grantees"). The Committee or the Board, in its sole discretion, may cancel, rescind, forfeit, suspend or otherwise limit or restrict any unexpired Award at any time if the Senior Grantee engages in "Detrimental Activity" (as defined below). Furthermore, in the event a Senior Grantee engages in Detrimental Activity at any time prior to or during the six months after any exercise of an Award, lapse of a restriction under an Award or delivery of Common Stock pursuant to an Award, such exercise, lapse or delivery may be rescinded until the later of (i) two years after such exercise, lapse or delivery or (ii) two years after such Detrimental Activity. Upon such rescission, the Company at its sole option may require the Senior Grantee to (i) deliver and transfer to the Company the shares of Stock received by the Senior Grantee upon such exercise, lapse or delivery, (ii) pay to the Company an amount equal to any realized gain received by the Senior Grantee from such exercise, lapse or delivery, (iii) pay to the Company an amount equal to the market price (as of the exercise, lapse or delivery date) of the Stock acquired upon such exercise, lapse or delivery minus the respective price paid upon exercise, lapse or delivery, if applicable or (iv) pay the Company an amount equal to any cash awarded with respect to an Award. The Company shall be entitled to set-off any such amount owed to the Company against any amount owed to the Senior Grantee by the Company. Further, if the Company commences an action against such Senior Grantee (by way of claim or counterclaim and including declaratory claims), in which it is preliminarily or finally determined that such Senior Grantee engaged in Detrimental Activity or otherwise violated this Section 7(c), the Senior Grantee shall reimburse the Company for all costs and fees incurred in such action, including but not limited to, the Company's reasonable attorneys' fees. As used in this Section 7(c), "Detrimental Activity" shall include: (i) the failure to comply with the terms of the Plan or Award Terms; (ii) the failure to comply with any term set forth in the Company's Key Employee Agreement (irrespective of whether the Senior Grantee is a party to the Key Employee Agreement); (iii) any activity that results in termination of the Senior Grantee's employment for Cause; (iv) a violation of any rule, policy, procedure or guideline of the Company; or (v) the Senior Grantee being convicted of, or entering a guilty plea with respect to a crime whether or not connected with the Company.

(d) *Taxes.* The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any other payment to a Grantee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Grantees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Grantee's tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Stock shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable federal, state and local law.

(e) *Stockholder Approval; Amendment and Termination.* The Plan shall take effect on the Adoption Date, subject to the requisite approval of a majority of the stockholders of the Company, which approval must occur within twelve (12) months of the date that the Plan is adopted by the Board. If such approval has not been obtained within the twelve (12) month period, all Awards previously granted, exercised or purchased under the Plan shall be rescinded, canceled and become null and void. The Board may amend, alter or discontinue the Plan and outstanding Awards thereunder, but no amendment, alteration, or discontinuation shall be made that would impair the rights of a Grantee under any Award theretofore granted without such Grantee's consent, or that without the approval of the stockholders (as described below) would, except in the case of an adjustment as provided in Section 5, increase the total number of shares of Stock reserved for the purpose of the Plan. In addition, stockholder approval shall be required with respect to any amendment with respect to which shareholder approval is required under the Code, the rules of any stock exchange on which Stock is then listed or any other applicable law. Unless earlier terminated by the Board pursuant to the provisions of the Plan, the Plan shall terminate on the tenth anniversary of (i) its Adoption Date or (ii) the date the Plan is approved by a majority of the stockholders of the Company, whichever is earlier. No Awards shall be granted under the Plan after such termination date.

(f) *No Rights to Awards; No Stockholder Rights.* No Grantee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Grantees. No Grantee shall have any right to payment or settlement under any Award unless and until the Committee or its designee shall have determined that payment or settlement is to be made. Except as provided specifically herein, a Grantee or a transferee of an Award shall have no rights as a stockholder with respect to any shares covered by the Award until the date of the issuance of such shares.

(g) *Unfunded Status of Awards.* The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award shall give any such Grantee any rights that are greater than those of a general creditor of the Company.

(h) *No Fractional Shares.* No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(i) *Regulations and Other Approvals.*

(i) The obligation of the Company to sell or deliver Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(ii) Each Award is subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Stock, no such Award shall be granted or payment made or Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee.

(iii) In the event that the disposition of Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and is not otherwise exempt from such registration, such Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Committee may require a Grantee receiving Stock pursuant to the Plan, as a condition precedent to receipt of such Stock, to represent to the Company in writing that the Stock acquired by such Grantee is acquired for investment only and not with a view to distribution.

(j) *Section 409A*. This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award, issuance and/or payment is subject to Section 409A of the Code, it shall be awarded and/or issued or paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Any provision of this Plan that would cause an Award, issuance and/or payment to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Code Section 409A (which amendment may be retroactive to the extent permitted by applicable law).

(k) *Governing Law*. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof. Notwithstanding anything to the contrary herein, the Committee, in order to conform with provisions of local laws and regulations in foreign countries in which the Company or its Subsidiaries operate, shall have sole discretion to (i) modify the terms and conditions of Awards made to Grantees employed outside the United States, (ii) establish sub-plans with modified exercise procedures and such other modifications as may be necessary or advisable under the circumstances presented by local laws and regulations,; and (iii) take any action which it deems advisable to obtain, comply with or otherwise reflect any necessary governmental regulatory procedures, exemptions or approvals with respect to the Plan or any sub-plan established hereunder.

Schedule A

California "Blue Sky" Provisions

Notwithstanding any provision to the contrary in this Plan or any applicable Award Terms, Awards shall be subject to the terms and conditions set forth in this Schedule A (i) at any time prior to the first date upon which any security of the Company is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system if such securities exchange or interdealer quotation system has been certified in accordance with the provisions of Section 25100(o) of the California Corporate Securities Law of 1968 and (ii) to the extent required by Section 25102(o) of the California Corporate Securities Law of 1968 and the regulations thereunder.

(i) *Exercise Price; Purchase Price.* The exercise price per share of Stock purchasable under any NQSO shall be determined by the Committee, but in no event shall be less than 85% of the Fair Market Value of a share of Stock as of the grant date of such Award, provided that, in the case of an individual who owns more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary or parent corporation, such exercise price per share shall in no event be less than 110% of the Fair Market Value of a share of Stock as of the grant date.

(ii) *Exercise Period; Exercisability.*

(A) Each NQSO shall be exercisable over an exercise period determined by the Committee, which shall in no event exceed ten years from the date of grant.

(B) Each Option shall be exercisable at such time and upon such conditions as the Committee may determine, provided that, each Option granted to individuals other than officers, directors or consultants of the Company shall be exercisable at the rate of at least 20% per year over five years from the date of grant, subject to reasonable conditions such as continued employment.

(C) Upon termination of a Grantee's employment or service with the Company and its Subsidiaries or Affiliates by reason of his or her death, disability or for any other reason (except for Cause), the Option shall be exercisable, to the extent Grantee is entitled to exercise on the date of such termination, for such period as provided in the applicable Award Term, provided that, in no event shall such exercise period be less than 30 days (or 6 months in the event of termination by reason of death or disability).

(iii) *Repurchase Provisions.* Any provisions regarding the repurchase of Stock by the Company upon a termination of a Grantee's employment shall be specified in the Award Terms in accordance with the following:

(A) With respect to Options, (1) the repurchase of Stock by the Company must be for cash or cancellation of purchase money indebtedness within 90 days of Grantee's termination of employment or, in the case of Stock issued upon exercise of such Awards after the date of termination of employment, within 90 days after the exercise date, and (2) the repurchase price shall be either: (x) no less than the fair market value of the Stock at the date of termination (provided the repurchase right terminates upon the Company's securities becoming publicly traded) or (y) the original exercise price (provided that the right to repurchase at the original exercise price shall lapse at the rate of at least 20% of the Stock per year over 5 years from the date the applicable Award is granted).

(B) In addition to the restrictions set forth in subparagraph (A), the Stock held by officers, directors, managers or consultants may be subject to additional or greater restrictions.

(iv) *Nontransferability.* The Committee may provide that any NQSO may be transferable by a Grantee by will or the laws of descent and distribution or as permitted by Rule 701 of the Securities Act of 1933, as amended.

(v) *Financial Statements.* The Company shall provide to each Grantee and to each individual who acquires Stock pursuant to the Plan, not less frequently than annually during the period such Grantee or purchaser has one or more Awards granted under the Plan outstanding, and, in the case of an individual who acquires Stock pursuant to the Plan, during the period such individual owns such Stock, copies of the Company's annual financial statements. The Company shall not be required to provide such statements to key employees of the Company whose duties in connection with the Company assure their access to equivalent information.

(vi) *California Code of Regulations.* The provisions of Sections 260.140.41, 260.140.42, 260.140.45 and 240.140.46 of Title 10 of the California Code of Regulations are incorporated herein by reference.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from to

Commission File Number 001-33622

VMWARE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3292913 (I.R.S. Employer Identification Number)
3401 Hillview Avenue Palo Alto, CA (Address of principal executive offices)	94304 (Zip Code)

(650) 427-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $0.01	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, our Class A common stock was not listed on any exchange or over-the-counter market. Our Class A common stock began trading on the New York Stock Exchange on August 14, 2007. At September 30, 2007, the aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant (based upon the closing sale price of such shares on the New York Stock Exchange on September 30, 2007) was approximately $2,701,960,365. Shares of the registrant's Class A common stock and Class B common stock held by each executive officer and director and by each entity or person that, to the registrant's knowledge, owned 5% or more of the registrant's outstanding Class A common stock as of September 30, 2007 have been excluded in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 21, 2008, the number of shares of common stock, par value $.01 per share, of the registrant outstanding was 383,478,847, of which 83,478,847 shares were Class A common stock and 300,000,000 were Class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to the specified portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held in 2008. The Proxy Statement will be filed by the registrant with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year ended December 31, 2007.

TABLE OF CONTENTS

FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of the Federal securities laws, about our business and prospects. The forward-looking statements do not include the potential impact of any mergers, acquisitions, divestitures, securities offerings or business combinations or other developments in our business that may be announced or consummated after the date hereof. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "outlook," "believes," "plans," "intends," "expects," "goals," "potential," "continues," "may," "will," "should," "seeks," "predicts," "estimates," "anticipates" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Our future results may differ materially from our past results and from those projected in the forward-looking statements due to various uncertainties and risks, including those described in Item 1A of Part I (Risk Factors). The forward-looking statements speak only as of the date of this Annual Report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements contained herein after the date of this Annual Report.

PART I

ITEM 1. BUSINESS

VMware is the leading provider of virtualization solutions from the desktop to the data center. Our virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. Our broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management. The benefits to our customers include substantially lower IT costs, choice of operating systems and a more automated and resilient systems infrastructure capable of responding dynamically to variable business demands. Our customer base includes organizations of all sizes across numerous industries and includes 100% of the Fortune 100 and approximately 90% of the Fortune 1,000.

Our solutions enable organizations to aggregate multiple servers, storage infrastructure and networks together into shared pools of capacity that can be allocated dynamically, securely and reliably to applications as needed, increasing hardware utilization and reducing spending. In the nine years since the introduction of our first virtualization platform, we have expanded our offering with virtual infrastructure automation and management products to address distributed and heterogeneous infrastructure challenges such as system recoverability and reliability, backup and recovery, resource provisioning and management, capacity and performance management and desktop security.

We began shipping our first product in 1999, and today we offer 21 products. Our flagship desktop product, VMware Workstation, is in its sixth generation and our flagship server product suite, VMware Infrastructure, is in its third generation.

We work closely with over 500 technology partners, including leading server, microprocessor, storage, networking and software vendors. We have shared the economic opportunities surrounding virtualization with our partners by facilitating solution development through open Application Programming Interface ("APIs"), formats and protocols and providing access to our source code and technology. The endorsement and support of our partners have further enhanced the awareness, reputation and adoption of our virtualization solutions.

We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. We derive a significant majority of our revenues from our large indirect sales channel of nearly 10,000 channel partners that include distributors, resellers, x86 system vendors and systems integrators. We believe that our partners benefit greatly from the sale of our solutions through additional services, software and hardware sales opportunities. We have trained a large number of partners and end users to deploy and leverage our solutions.

We were incorporated as a Delaware corporation in 1998 and continued to operate in large measure as a stand-alone company following our acquisition by EMC in 2004 and following our initial public offering ("IPO") of our Class A common stock in August 2007. During 2007, we generated $1.326 billion in revenues, an 88% increase over our 2006 results. For financial information about our business by product and geographic area, see Note L to the consolidated financial statements included elsewhere in this filing. Our corporate headquarters are located at 3401 Hillview Avenue, Palo Alto, California and we have 54 offices worldwide.

Overview of Virtualization

Virtualization was first introduced in the 1970s to enable multiple business applications to share and fully harness the centralized computing capacity of mainframe systems. Virtualization was effectively abandoned during the 1980s and 1990s when client-server applications and inexpensive x86 servers and personal computers established the model of distributed computing. Rather than sharing resources centrally in the mainframe model, organizations used the low cost of distributed systems to build up islands of computing capacity, providing some benefits but also introducing new challenges. In 1999, VMware introduced virtualization to x86 systems as a means to efficiently address many of these challenges and to transform x86 systems into general purpose, shared hardware infrastructure that offers full isolation, mobility and operating system choice for application environments.

Virtualization can be implemented using various approaches. The most prevalent approach uses a layer of software called a "hypervisor" that resides below the operating system. The hypervisor provides the capability to enable multiple applications and operating systems to share the underlying hardware safely by encapsulating each application and operating system in its own "virtual machine." Organizations use this technology to run multiple applications and heterogeneous operating systems on the same hardware and across different hardware configurations, raising utilization and reducing costs.

The introduction of virtualization technology presents a number of opportunities for driving capital and operational efficiency above and beyond the simple benefit of safe partitioning. By decoupling the entire software environment from its underlying hardware infrastructure, virtualization enables the aggregation of multiple servers, storage infrastructure and networks into shared pools of resources that can be delivered dynamically, securely and reliably to applications as needed. This approach enables organizations to build a computing infrastructure with high levels of utilization, availability, automation and flexibility using building blocks of inexpensive industry-standard servers. Although virtualization represents the core enabling technology, the benefits associated with this general purpose computing infrastructure cannot be fully realized without virtual infrastructure automation and management solutions.

Our virtualization solutions run on industry-standard servers and desktops and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have designed our solutions to function independently of the hardware and operating system to provide customers with a broad platform choice. Our solutions provide a key integration point for hardware and infrastructure management vendors to deliver differentiated value that can be applied uniformly across all application and operating system environments.

Our Products and Technology

We offer a broad portfolio of products that spans the consumer desktop to the enterprise data center. Our products generally fall into two categories:

- ***Virtualization Platforms.*** Our virtualization platforms include a hypervisor for system partitioning that provides the capability to safely, securely and efficiently run multiple operating systems simultaneously on the same physical machine. Our platforms range from free, entry-level products for the desktop and server to more feature-rich desktop and server platforms. These products represented 38% of our license revenue in 2007.
- ***Virtual Infrastructure Automation and Management.*** Our virtual infrastructure automation products utilize the unique benefits of our virtualization platforms to automate system infrastructure services, such as resource management, availability, mobility and security. By deploying our virtual infrastructure automation products with our virtualization platforms, VMware customers can reduce the operational complexity of their environments. Our virtual infrastructure management products automate the interaction between various IT constituencies and the virtual infrastructure for a specific set of point solutions. These solutions range from capacity sizing and assessment to development lab management. These products represented 62% of our license revenue in 2007.

Virtualization Platform Products

- ***VMware Player.*** VMware Player is a free virtualization platform that enables individuals to run virtual machines on their desktops but does not allow virtual machine creation. We use VMware Player primarily as an awareness tool to familiarize individuals with the concept of virtual machines. VMware Player has been downloaded more than 4 million times since it was made generally available in December 2005.

- ***VMware Fusion.*** VMware Fusion is a consumer-focused desktop virtualization product for users of Intel-based Apple Macintosh computers. Mac users can run Windows, Linux, NetWare or Solaris x86 guest operating systems on their Intel-based Mac without rebooting or repartitioning their hard drives. VMware Fusion enables Mac users to run Windows and Mac OS X applications side-by-side, as well as drag and drop files between Windows and Mac OS X environments.

- ***VMware Workstation.*** VMware Workstation is a desktop virtualization product for software developers and enterprise IT professionals who need to run multiple operating systems simultaneously on a single desktop. Users can run Windows, Linux, NetWare or Solaris x86 in fully networked, portable virtual machines with no rebooting or hard drive partitioning required. VMware Workstation delivers excellent performance and advanced features, such as memory optimization and the ability to manage multi-tier configurations and multiple snapshots.

- ***VMware Server.*** VMware Server is a free virtualization platform that enables simple partitioning of a server into multiple virtual machines. VMware Server runs as an application on top of an existing Windows or Linux operating system, unlike our VMware ESX Server platform, which runs its own microkernel. VMware Server is principally an awareness tool for administrators to become familiar with virtualization, though customers may opt to pay an annual support and subscription fee if they would like the product supported in a production or test environment. VMware Server has been downloaded approximately 2.8 million times since it was made generally available in November 2006.

- ***VMware ESX Server.*** VMware ESX Server is our enterprise-class virtualization platform that runs directly on the hardware with its own microkernel and requires no third-party operating system. VMware ESX Server is designed expressly for the purpose of running virtual machines securely, efficiently and flexibly. VMware ESX Server's microkernel architecture provides numerous efficiencies and performance benefits, including advanced resource management features, such as memory over commitment and share-based resource allocations to guarantee quality of service. VMware ESX Server also has built-in redundancy features, such as device teaming and storage multi-pathing, to mitigate the risk of any component failure in a high-density, shared environment.

- ***VMware ESX Server 3i.*** Based on VMware ESX Server, VMware ESX Server 3i offers the same functionality as VMware ESX Server, but in a small 32 MB footprint. VMware ESX Server 3i was designed to be pre-integrated and factory-installed as server firmware from our server Original Equipment Manufacturer ("OEM") partners. Both ESX Server and ESX Server 3i support the entire suite of VMware Infrastructure 3 products, features and solutions.

- ***VMware Virtual SMP.*** VMware Virtual SMP enables a single virtual machine to use up to four physical processors simultaneously, thereby allowing customers to run processor and resource intensive applications in virtual machines.

- ***VMware VMFS.*** VMware VMFS is a clustered file-system and volume manager that enables multiple ESX Servers to safely, efficiently and reliably share block-based storage. It was designed expressly for the purpose of handling virtual machines and is required to enable reliable use of our Virtual Infrastructure Automation products.

Virtual Infrastructure Automation and Management Products

- ***VMware VirtualCenter.*** VMware VirtualCenter provides a central point of control to provision, monitor and manage a virtualized IT environment. VMware VirtualCenter also manages the runtime coordination of infrastructure automation products, such as VMware VMotion, VMware DRS and VMware HA, and provides outbound software interfaces for network and systems management software vendors to incorporate these technologies and other elements of virtual machine management into their user consoles.
- ***VMware VMotion.*** VMware VMotion allows users to move virtual machines with running applications and operating systems from one physical machine to another with no service interruption or data loss. Our customers have used VMware VMotion for more than three years to improve service levels delivered to their end users. Customers typically use VMware VMotion to perform zero-downtime planned hardware maintenance, non-disruptive server migration or dynamic resource repurposing.
- ***VMware DRS.*** VMware Distributed Resource Scheduler ("DRS") creates resource pools from an aggregation of physical servers. VMware DRS dynamically allocates virtual machines to resource pools on demand. Once virtual machines have been provisioned, VMware DRS continuously monitors utilization across the resource pool and intelligently balances a collection of virtual machines across the servers in the resource pool using VMware VMotion. The VMware DRS resource management policies may be driven by pre-defined and automated rules that reflect business needs and priorities. VMware DRS delivers higher quality of service by managing resource commitments in a shared environment.
- ***VMware HA.*** VMware HA provides automated recovery from hardware failure for any application running in a virtual machine, regardless of its operating system or underlying hardware configuration. The technology includes an in-memory, replicated database across all of the VMware ESX Servers in a resource pool that tracks the status of every virtual machine. In the event of a failure, affected virtual machines are immediately recovered onto alternate systems. This technology addresses a key need to make workloads instantly recoverable to mitigate the impact of hardware failures in a shared environment.
- ***VMware Consolidated Backup.*** VMware Consolidated Backup ("VCB") enables LAN-free, automated backup of virtual machines from a centralized backup proxy. The product includes software utilities for third-party backup products to efficiently snapshot and back up running virtual machines from a single, secure proxy server. VCB can be used to perform both file-level and full-system backup and recovery with an existing backup infrastructure. It provides a critical, zero-downtime solution to manage the increased density of backup operations in a highly utilized shared environment.
- ***VMware Storage VMotion.*** VMware Storage VMotion enables live migration of virtual machine disks from one data storage system to another with no disruption or downtime. VMware VMotion is typically used by infrastructure administrators to eliminate planned downtime for storage maintenance. Using Storage VMotion, administrators can also dynamically balance the storage workload and address performance bottlenecks by migrating virtual machine disks to the available storage resource. Administrators can minimize service disruption previously incurred for upgrading storage arrays and free storage administrators to improve and manage the storage infrastructure without having to co-ordinate extensively with application and server owners.
- ***VMware Update Manager.*** VMware Update Manager automates patch and update management for VMware ESX Server hosts and virtual machines. Update Manager addresses one of the most significant challenges for IT departments: tracking patch levels and manually applying the latest security and bug fixes. Integration with VMware DRS enables zero-downtime VMware ESX Server host patching capabilities.
- ***VMware Capacity Planner.*** VMware Capacity Planner is a hosted application that enables VMware service providers to perform capacity assessments onsite at a customer facility. The service provider installs and runs a collector at the customer facility that conducts agent-less discovery and collection of

performance information for all servers in an environment. VMware Capacity Planner loads this performance information into a hosted data warehouse and provides web-based analytics tools and consolidation recommendations to the service provider.

- ***VMware Converter.*** VMware Converter enables customers to quickly and reliably convert local and remote physical machines into virtual machines. Users may also input third-party image formats or third-party virtual machines into VMware Converter to create virtual machines that run on our platforms.
- ***VMware Lab Manager.*** VMware Lab Manager automates the setup, capture, storage and sharing of multi-machine software configurations for development and staging environments. Using VMware Lab Manager, development and test teams can access multiple software configurations and virtual machines on demand through a self-service portal.
- ***VMware ACE.*** VMware ACE enables desktop administrators to lock down desktop endpoints and protect critical company resources against the risks presented by unmanaged desktops. With VMware ACE, desktop administrators package an IT-managed desktop within a secured virtual machine and deploy it to an unmanaged physical desktop. Once installed, VMware ACE provides a suite of automated security policies around the virtual machine, such as encryption, expiration, network and device access policies, transforming the unmanaged desktop to ensure compliance with security policies.
- ***VMware Virtual Desktop Infrastructure.*** VMware Virtual Desktop Infrastructure ("VDI") enables companies to host individual desktops inside virtual machines running on centralized servers in their data center. Users access these virtual desktops remotely from a physical desktop or a thin client using a remote display protocol. Since applications are managed centrally at the corporate data center, organizations gain better control over their desktop deployments. Unlike other server-based solutions that do not provide a complete desktop experience or require specific architectures, VMware VDI includes full desktop environments familiar to end users and not limited by hardware or location.
- ***VMware Virtual Desktop Manager.*** VMware Virtual Desktop Manager ("VDM") is a desktop management server that connects users to virtual desktops in the data center. With VMware VDM, end users can securely access their virtual desktops using either a personal computer or thin client. The product's easy-to-use interface lets administrators manage thousands of desktops at once, and reduces the time it takes to provision a new desktop from hours to minutes.

Support and Services

We believe that our strong services organization and frequent customer touch points help establish loyal customers that provide references and help promote our technology across various industries. We have implemented a broad services strategy that leverages the professional services organizations of our partners. We have also established our own services offerings to complement our partners' services offerings and to ensure customer satisfaction, drive additional sales and promote renewals and upgrades. Our services offerings include customized solutions and onsite support that enable us and our channel partners to provide a positive overall customer experience.

We have established our global customer support organization, VMware Global Support Services, to align with and support our expanding customer base.

- ***VMware Global Support Services.*** We offer a suite of proactive, top-quality support packages backed by industry-leading expertise. We offer three support and subscription programs (Platinum, Gold, and Silver) on an annual or multi-year subscription basis, that include VMware support along with access to periodic updates, bug fixes and enhancements to our products. Complimenting our Platinum support and subscription program, we offer Business Critical Support which provides customers personalized technical support delivered by a designated team of experts familiar with a customer's specific system configuration, past support experience and business needs. A majority of our server customers purchase Platinum support. In addition to phone support, our customers have access to an online product support database for help with troubleshooting and operational questions. Our support teams, located in California, Denver, Canada, Ireland, India and Japan, provide first response and manage the resolution of customer issues. In addition, we have authorized certain systems vendors to provide support for our products on our behalf.

We also offer a range of professional services under our VMware Professional Services offering, which includes:

- ***VMware Consulting Services.*** VMware Certified Professionals provide on-site assistance throughout the virtualization adoption lifecycle to accelerate the implementation of our virtualization solutions. VMware Certified Professionals conduct initial assessments and upgrade workshops and prepare detailed implementation project plans. Once customers are ready for standardization across their enterprise, VMware Certified Professionals help integrate virtual infrastructure into enterprise systems and processes.
- ***VMware Education Services.*** VMware courses provide extensive hands-on labs, case study examples and course materials. Customers work in teams of two on servers located offsite using a variety of remote access technologies.

Technology Alliances

Consistent with our partner-centric strategy, we have engaged a broad group of hardware and software vendors to cooperatively advance virtualization technology through joint marketing, product interoperability, collaboration and co-development. We create opportunity for partners by enabling them to build products that utilize our virtualization technology and create differentiated value through joint solutions.

We have over 500 technology partners with whom we bring joint offerings to the marketplace. We classify our partners as:

- ***Independent Hardware Vendors ("IHVs").*** We have established strong relationships with large system vendors, including IBM, HP, Dell, NEC, Fujitsu, Fujitsu-Siemens and Sun, for joint certification and co-development. We also work closely with Intel, AMD, Cisco and other IHVs to provide input on product development to enable them to deliver hardware advancements that benefit virtualization users. We coordinate with the leading storage and networking vendors to ensure joint interoperability, as well as to enable our software to access their differentiated functionality.
- ***Independent Software Vendors ("ISVs").*** We partner with leading systems management, infrastructure software and application software vendors to enable them to deliver value-added products that integrate with our VMware Infrastructure suite of products. Our Technology Alliance Program facilitates joint solution creation and coordinated go-to-market activities with our partners. Our ISV partners have distributed over 700 software applications as virtual appliances.

In addition to developing open APIs, formats and protocols at multiple levels in our products, we provide source code access to select partners in our "Community Source" program to facilitate joint development and partner differentiation. We provide access to our ESX source code to over 350 developers from more than 30 partners for joint development projects. We also work with our industry partners to promote and foster the adoption of industry standards.

In July 2007, we entered into a stock purchase agreement with Intel Corporation ("Intel"), pursuant to which Intel, through its affiliate, Intel Capital Corporation, agreed to purchase 9.5 million shares of our Class A common stock at $23.00 per share for an aggregate offering price of $218.5 million. Intel's purchase closed in August 2007. In addition, we and Intel have entered into a routine and customary collaboration partnering agreement that expresses the parties' intent to continue to expand their cooperative efforts around joint development, marketing and industry initiatives. Intel's July 2007 investment in VMware is intended to foster strengthened inter-company collaboration toward accelerating VMware virtualization product adoption on Intel architecture and reinforcing the value of virtualization technology for customers.

In July 2007, we were a party to a stock purchase agreement with Cisco Systems, Inc. ("Cisco") and EMC, pursuant to which Cisco agreed to purchase 6.0 million shares of our Class A common stock from EMC at $25.00 per share for an aggregate offering price of $150.0 million. Cisco's purchase closed in August 2007. We and Cisco have also entered into a routine and customary collaboration partnering agreement that expresses the parties' intent to expand cooperative efforts around joint development, marketing and industry initiatives. Cisco's investment in VMware is intended to strengthen inter-company collaboration towards accelerating customer adoption of VMware virtualization products with Cisco networking infrastructure and the development of customer solutions that address the intersection of virtualization and networking technologies.

We invest significant capital in testing and certification infrastructure to rigorously ensure our software works well with major hardware and software products. We have certified over 500 hardware platforms and have successfully tested over 60 operating systems for use with our solutions. We believe that the scale and scope of this effort is a significant competitive advantage.

Research and Development

We have made and intend to make significant investments in research and development. We have assembled a strong group of developers with system-level and system management software expertise. We also have strong ties to leading academic institutions around the world and support academic programs that range from shared source code for research to sabbatical programs for visiting professors.

We prioritize our product development efforts through a combination of engineering-driven innovation and customer and market-driven feedback. Our research and development culture places high value on innovation, quality and open collaboration with our partners. We currently participate in numerous standards groups and VMware employees hold a variety of standards organization leadership positions, including the presidency of Distributed Management Task Force ("DMTF") and a board seat on the Green Grid. We believe the strength of our research and development organization is a competitive differentiator.

Sales and Marketing

We sell and market our products largely through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators, with over 75% of our revenue in 2007 derived from this indirect network.

We have established ongoing business relationships with our distributors. Our distributors purchase software licenses and software support from us for resale to end-user customers via resellers.

A substantial majority of our resellers obtain software licenses and software support from our distributors and market and sell them to our end-user customers. The majority of these resellers are part of our VIP Partner Program, which offers these resellers sales and product training, pricing incentives and rebates, access to the worldwide network of VMware distributors and access to the VMware Partner Central Web portal.

We offer several levels of membership in our VIP reseller network depending on a reseller's interest and capability of providing demand generation, fulfillment, service delivery and education to customers and prospects. We also have certain resellers, as well as systems integrators, who obtain software licenses and software support directly from VMware. The VIP network agreements signed by the resellers carry no obligation to purchase or sell VMware products and can be terminated at any time by either party.

We have a direct sales force that complements our channel partners' efforts. Our sales force works with our channel partners to introduce them to end-user customer accounts and new sales opportunities. Our channel partners also introduce our sales force to their end-user customers.

In addition, our channel partner network includes certain system integrators and resellers trained and certified to deliver consulting services and solutions leveraging VMware products.

Our strategy is to position our products within a variety of organizations where end-user customers might consider buying virtualization solutions. We provide product training and marketing assistance to our channel partner network.

We generally do not have long-term contracts or minimum purchase commitments with our distributors, resellers, x86 system vendors and systems integrators, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours.

As of December 31, 2007, we had agreements with nearly 10,000 channel partners.

We primarily sell our software under perpetual licenses, and our sales contracts generally require end-user customers to purchase maintenance for the first year. Software maintenance is sold both directly to end-user customers and via our network of channel partners, and the majority of professional services are sold directly, with some professional services sold via our channel partners. Our sales cycle with end-user customers ranges from less than 90 days to over a year depending on several factors, including the size and complexity of the customer's infrastructure.

The competitive landscape in which we operate includes not only other software virtualization vendors, but also traditional hardware solutions. In establishing prices for our products, we take into account, among other factors, the value our products and solutions deliver, and the cost of both alternative virtualization and hardware solutions. We believe the significant number of customers who also purchase our software services reflects a clear customer perception as to the value of our software services.

Our marketing efforts focus on communicating the benefits of our solutions and educating our customers, distributors, resellers, x86 system vendors, systems integrators, the media and analysts about the advantages of our innovative virtualization technology.

We raise the awareness of our company, market our products and generate sales leads through industry events, public relations efforts, marketing materials, free downloads and our website. On average, our website receives approximately 700,000 unique visitors each week, as measured by a third-party tracking system. We also have created an online community called VMware Technology Network ("VMTN") that enables customers and partners to share and discuss sales and development resources, implementation best practices, and industry trends among other topics. Attendance at VMworld, the largest annual industry conference on virtualization and hosted by VMware, has grown from approximately 1,400 attendees in 2004 to more than 9,000 attendees in 2007. We also offer management presentations, seminars and webinars on our products and topics of virtualization. We believe a combination of these efforts strengthens our brand and enhances our leading market position in our industry.

Customers

Our customers include 100% of the Fortune 100 and approximately 90% of the Fortune 1,000. Our customer deployments range in size from a single virtualized server for small businesses to up to thousands of virtual machines for our largest enterprise customers. In periodic third-party surveys commissioned by us, our customers indicate very high satisfaction rates with our products and many have indicated a strong preference for repeat purchases.

One of our distribution relationships is with Ingram Micro, which accounted for 23% of our worldwide revenues in 2007. The agreement under which we receive the substantial majority of our Ingram Micro revenues is terminable by either party upon 90 days' prior written notice to the other party, and neither party has any obligation to purchase or sell any products under the agreement. Additionally, Arrow Electronics and Hewlett Packard Company accounted for 12% and 11% of revenues in 2007, respectively. No other channel partner accounted for more than 10% of our revenues in 2007.

Competition

The virtual infrastructure market is evolving, and during 2007 we experienced increased competition and we expect competition to significantly intensify in the future. We compete with large and small companies in different segments of the virtualization market, and expect that new entrants will continue to enter the market and develop technologies that, if commercialized, may compete with our products.

We believe that the key competitive factors in the virtual infrastructure market include:

- the level of reliability and new functionality of product offerings;
- the ability to provide full virtual infrastructure solutions;
- the ability to offer products that support multiple hardware platforms and operating systems;
- the proven track record of formulating and delivering a roadmap of virtualization capabilities;
- pricing of products, individually and in bundles;
- the ability to attract and preserve a large installed base of customers;
- the ability to create and maintain partnering opportunities with hardware and infrastructure software vendors and development of robust indirect sales channels; and
- the ability to attract and retain virtualization and systems experts as key employees.

Microsoft is our primary competitor for virtualization solutions. Microsoft currently provides products that compete with some of our entry-level offerings and has announced its intention to provide products that will compete with some of our enterprise-class products in the future. Microsoft has made a number of announcements recently regarding initiatives in this area, including acquisitions, and they may become a more significant competitor in the future, given their significant resources. We have developed our virtualization solutions as a software layer between the hardware and the operating system that is not tied to a specific operating system. We also have an expert advanced vision of the manager and automated data center. We believe our approach and roadmap is differentiated from Microsoft's and delivers significant flexibility, functionality, reliability and superior economic value to customers.

We also compete with companies whose products are based on emerging open-source technologies for system virtualization. In addition, we compete with companies that take different approaches to virtualization. However, we believe these solutions offer limited support for heterogeneous operating system deployments. Furthermore, our VMware Infrastructure suite competes with products that provide high availability clustering, workload management and resource management.

We also expect to compete with new entrants to the virtualization market, which may include parties currently selling our products or our current technology partners. Additionally, some of our competitors may make acquisitions or enter into partnerships or other strategic relationships with one another to offer a more comprehensive virtualization solution than they individually had offered. Some competitors have in the past and may in the future take advantage of their existing relationships with our business partners to engage in business practices such as distribution and license restrictions that make our products less attractive to our channel partners and end users. A number of companies have recently announced initiatives in these areas. Many of our current and future competitors have longer operating histories, greater name recognition and greater financial, sales and marketing and other resources than do we.

We believe our market leadership, large customer base, strong partner network, broad and innovative solutions suite and platform-agnostic approach position us favorably to compete effectively for the foreseeable future.

Intellectual Property

To date, the United States Patent and Trademark Office has issued us 31 patents covering various aspects of our server virtualization and other technologies. The granted United States patents will expire beginning in 2018, with the latest granted patent expiring in 2024. We also have numerous United States provisional and non-provisional patent applications pending that cover other aspects of our virtualization and other technologies.

We have been issued trademark registrations in the United States, the European Community and Japan covering the trademarks VMWARE for use in connection with computer software, clothing and reference materials, and VMWORLD for use in connection with educational seminars. VMWARE also is our registered trademark in Australia, Canada, India, Israel, the Republic of Korea, Mexico, Singapore and Taiwan. We also have a trademark application pending to register the VMWARE mark in China. We have trademark applications pending to register the VMWARE FUSION mark in Australia, Canada, China, the European Community, Hong Kong, Japan, New Zealand, the Russian Federation, the Republic of Korea, and the United States. We also have trademark applications pending to register the VMMARK mark in the United States, China, European Community, India, Israel, Japan, and the Russian Federation. In addition, we have registered trademarks for GSX SERVER and P2V in the United States and for MULTIPLEWORLDS in Japan.

We also rely on intellectual property protections, such as copyrights and trade secrets.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. United States patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. Our granted United States patents, and to the extent any future patents are issued, any such future patents may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our patents and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

Employees

As of December 31, 2007, we had approximately 5,000 employees in offices worldwide. None of our employees are represented by labor unions, and we consider current employee relations to be good.

We contract with EMC to utilize personnel who are dedicated to work for VMware on a full-time basis. These individuals are located in countries in which we do not currently have an operating subsidiary and are predominantly dedicated to our marketing efforts. We use contractors from time to time for temporary assignments and in locations in which we do not currently have operating subsidiaries. In the event that these contractor resources were not available, we do not believe that this would have a material adverse effect our operations.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on or through our website at www.vmware.com as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). Copies of the (i) charters for our Audit Committee, Compensation and Corporate Governance Committee and Mergers and Acquisitions Committee, (ii) our Business Conduct Guidelines (code of business conduct and ethics) and (iii) our Corporate Governance Guidelines, are available on the Investor Relations page of our website at www.vmware.com. Copies will be provided to any shareholder upon request. Please send a written request to VMware Investor Relations, 3401 Hillview Avenue, Palo Alto, California 94304. None of the information posted on or accessible through our website is incorporated by reference into this Annual Report.

ITEM 1A. RISK FACTORS

The risk factors that appear below could materially affect our business, financial condition and results of operations. The risks and uncertainties described below are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies.

Risks Related to Our Business

The virtualization products and services we sell are based on an emerging technology and therefore the potential market for our products remains uncertain.

The virtualization products and services we develop and sell are based on an emerging technology platform and our success depends on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting virtualization solutions. Our relatively limited operating history and the relatively limited extent to which virtualization solutions have been currently adopted may make it difficult to evaluate our business because the potential market for our products remains uncertain. The markets for our virtualization products are new and have grown rapidly from a small base. This has resulted in significant percentage increases in our product sales in recent periods. As the markets for our products mature and the scale of our business increases, the rate of growth in our product sales may be lower than those we have experienced in recent periods. In addition, to the extent that the virtualization market develops more slowly or less comprehensively than we expect, our revenue growth rates may slow materially or our revenue may decline substantially.

We expect to face increasing competition that could result in a loss of customers, reduced revenues or decreased profit margins.

The market for our products is competitive and we expect competition to significantly intensify in the future. For example, Microsoft currently provides products that compete with some of our free offerings and has released a beta version of a product that will likely compete with our entry level enterprise-class products in the future. Microsoft's offerings are positioned to compete with our hypervisor offerings. We also face competition from other companies, including several recent market entrants and there have been a number of announcements of new product initiatives, alliances and consolidation efforts by our competitors. For example, Citrix Systems acquired XenSource, a developer of virtual infrastructure software, and announced an expansion of its alliance with Microsoft, and XenSource products were made available preinstalled on servers of certain x86 vendors. Virtual Iron Software released a new version of its infrastructure product, Sun Microsystems announced a virtualization initiative and Oracle released a Xen-based product. Existing and future competitors may introduce products in the same markets we serve or intend to serve, and competing products may have better performance, lower prices, better functionality and broader acceptance than our products. Our competitors may also add features to their virtualization products similar to features that presently differentiate our product offerings from theirs. Many of our current or potential competitors also have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. This competition could result in increased pricing pressure and sales and marketing expenses, thereby materially reducing our profit margins, and could harm our ability to increase, or cause us to lose, market share. Increased competition also may prevent us from entering into or renewing service contracts on terms similar to those that we currently offer.

Some of our competitors and potential competitors supply a wide variety of products to, and have well-established relationships with, our current and prospective end users. Some of these competitors have in the past and may in the future take advantage of their existing relationships to engage in business practices that make our products less attractive to our end users. For example, Microsoft has implemented distribution arrangements with x86 system vendors and independent software vendors, or ISVs, related to certain of their operating systems that only permit the use of Microsoft's virtualization format and do not allow the use of our corresponding format. Microsoft has also recently implemented pricing policies that require customers to pay additional license fees based on certain uses of virtualization technology. These distribution and licensing restrictions, as well as other business practices that may be adopted in the future by our competitors, could materially impact our prospects regardless of the merits of our products. In addition, competitors with existing relationships with our current or prospective end users could in the future integrate competitive capabilities into their existing products and make them available without additional charge. For example, Oracle's announcement promised free server virtualization software intended to support Oracle and non-Oracle applications. By engaging in such business practices, our competitors can diminish competitive advantages we may possess by incentivizing end users to choose products that lack the technical advantages of our own offerings.

We also face potential competition from our partners. For example, third parties currently selling our products could build and market their own competing products and services or market competing products and services of third parties. If we are unable to compete effectively, our growth and our ability to sell products at profitable margins could be materially and adversely affected.

Industry alliances or consolidation may result in increased competition.

Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive virtualization solution than they individually had offered. For example, Citrix Systems recently acquired XenSource, a developer of virtualization solutions and Microsoft recently announced an expansion of its alliance with Citrix. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in the evolving virtualization infrastructure industry. Many of the companies driving this trend have significantly greater financial, technical and other resources than we do and may be better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible combinations may create more compelling product offerings and be able to offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. These pressures could result in a substantial loss of customers or a reduction in our revenues.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may result in our operating results falling below expectations or our guidance, which could cause the price of our Class A common stock to decline.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our past results should not be relied upon as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe generally reflects customer buying patterns for enterprise technology. As a result, our quarterly operating results are difficult to predict even in the near term. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our Class A common stock would likely decline substantially.

In addition, factors that may affect our operating results include, among others:

- fluctuations in demand, adoption, sales cycles and pricing levels for our products and services;
- changes in customers' budgets for information technology purchases and in the timing of their purchasing decisions;
- the timing of recognizing revenue in any given quarter as a result of software revenue recognition policies;
- the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;
- our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer demand, certification requirements and technical requirements;
- the timing of the announcement or release of products or upgrades by us or by our competitors;
- our ability to implement scalable internal systems for reporting, order processing, license fulfillment, product delivery, purchasing, billing and general accounting, among other functions;
- our ability to control costs, including our operating expenses;
- changes to our effective tax rate;
- the increasing scale of our business and its effect on our ability to maintain historical rates of growth;
- our ability to attract and retain highly skilled employees, particularly those with relevant experience in software development and sales; and
- general economic conditions in our domestic and international markets.

If operating system and hardware vendors do not cooperate with us or we are unable to obtain early access to their new products, or access to certain information about their new products to ensure that our solutions interoperate with those products, our product development efforts may be delayed or foreclosed.

Our products interoperate with Windows, Linux and other operating systems and the hardware devices of numerous manufacturers. Developing products that interoperate properly requires substantial partnering, capital investment and employee resources, as well as the cooperation of the vendors or developers of the operating systems and hardware. Operating system and hardware vendors may not provide us with early access to their technology and products, assist us in these development efforts or share with or sell to us any application protocol interfaces ("APIs"), formats, or protocols we may need. If they do not provide us with the necessary early access, assistance or proprietary technology on a timely basis, we may experience product development delays or be unable to expand our products into other areas. To the extent that software or hardware vendors develop products that compete with ours or those of our controlling stockholder, EMC, they may have an incentive to withhold their cooperation, decline to share access or sell to us their proprietary APIs, protocols or formats or engage in practices to actively limit the functionality, or compatibility, and certification of our products. In addition, hardware or operating system vendors may fail to certify or support or continue to certify or support, our products for their systems. If any of the foregoing occurs, our product development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.

We rely on distributors, resellers, x86 system vendors and systems integrators to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end users of our products.

Our future success is highly dependent upon maintaining and increasing the number of our relationships with distributors, resellers, x86 system vendors and systems integrators. By relying on distributors, resellers, x86 system vendors and systems integrators, we may have little or no contact with the ultimate users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements, estimate end user demand and respond to evolving customer needs.

Recruiting and retaining qualified channel partners and training them in the use of our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to expand and improve our processes and procedures that support our channel, including our investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. The time and expense required for sales and marketing organizations of our channel partners to become familiar with our product offerings, including our new product developments, may make it more difficult to introduce those products to end users and delay end user adoption of our product offerings. We generally do not have long-term contracts or minimum purchase commitments with our distributors, resellers, x86 system vendors and systems integrators, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential channel partners to favor products of our competitors or to prevent or reduce sales of our products. Certain x86 system vendors have begun to offer competing virtualization products preinstalled on their server products. Additionally, our competitors could attempt to require key distributors to enter into exclusivity arrangements with them or otherwise apply their pricing or marketing leverage to discourage distributors from offering our products. Accordingly, our channel partners and x86 system vendors may choose not to offer our products exclusively or at all. Our failure to maintain and increase the number of relationships with channel partners would likely lead to a loss of end users of our products which would result in us receiving lower revenues from our channel partners. One of the Company's distribution agreements is with Ingram Micro, which accounted for 23% of our revenues in 2007. The agreement with Ingram Micro under which the Company receives the substantial majority of its Ingram Micro revenues is terminable by either party upon 90 days' prior written notice to the other party, and neither party has any obligation to purchase or sell any products under the agreement. The terms of this agreement between Ingram Micro and us are substantially similar to the terms of the agreements we have with other distributors, except for certain differences in shipment and payment terms, indemnification obligations and product return rights. While we believe that we have in place, or would have in place by the date of any such termination, agreements with other distributors sufficient to maintain our revenues from distribution, if we were to lose Ingram Micro's distribution services, such loss could have a negative impact on our results of operations until such time as we arrange to replace these distribution services with the services of existing or new distributors.

The concentration of our product sales among a limited number of distributors increases our potential credit risk and could cause significant fluctuations or declines in our product revenues.

One distributor accounted for 23%, 29% and 30% of revenues in 2007, 2006 and 2005, respectively. Additionally, another distributor accounted for 12% of revenues in 2007. We anticipate that sales of our products to a limited number of distributors will continue to account for a significant portion of our total product revenues for the foreseeable future. The concentration of product sales among certain distributors increases our potential credit risks. Some of our distributors may experience financial difficulties, which could adversely impact our collection of accounts receivable. One or more of these distributors could delay payments or default on credit extended to them. Any significant delay or default in the collection of significant accounts receivable could result in an increased need for us to obtain working capital from other sources, possibly on worse terms than we could have negotiated if we had established such working capital resources prior to such delays or defaults. Any significant default could result in a negative impact on our results of operations.

We are dependent on our existing management and our key development personnel, and the loss of key personnel may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our existing management. We are also substantially dependent on the continued service of our key development personnel for product innovation. We generally do not have employment or non-compete agreements with our existing management or development personnel and, therefore, they could terminate their employment with us at any time without penalty and could pursue employment opportunities with any of our competitors. The loss of key employees could seriously harm our ability to release new products on a timely basis and could significantly help our competitors.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth and our compensation expenses may increase.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock options, restricted stock grants or other stock-based compensation they are to receive in connection with their employment. A decline in the value of our stock could adversely affect our ability to attract or retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. As such, despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on "click-wrap" and "shrink-wrap" licenses in some instances.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than do we. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

We provide access to our hypervisor and other selected source code to partners, which creates additional risk that our competitors could develop products that are similar or better than ours.

Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We seek to protect the source code, design code, documentation and other written materials for our software, under trade secret and copyright laws. However, we have chosen to provide access to our hypervisor and other selected source code to more than 40 of our partners for co-development, as well as for open APIs, formats and protocols. Though we generally control access to our source code and other intellectual property, and enter into confidentiality or license agreements with such partners, as well as with our employees and consultants, our safeguards may be insufficient to protect our trade secrets and other rights to our technology. Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Claims by others that we infringe their proprietary technology could force us to pay damages or prevent us from using certain technology in our products.

Third parties could claim that our products or technology infringe their proprietary rights. This risk may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition. Third parties may also assert infringement claims against our customers and channel partners. Any of these claims could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and channel partners from claims of infringement of proprietary rights of third parties in connection with the use of our products. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or channel partners, which could materially reduce our income.

Our use of "open source" software could negatively affect our ability to sell our products and subject us to possible litigation.

A significant portion of the products or technologies acquired, licensed or developed by us may incorporate so-called "open source" software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, "Apache-style" licenses, "Berkeley Software Distribution," "BSD-style" licenses and other open source licenses. We monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use such that we have not triggered any such conditions, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. For example, we may be subjected to certain conditions, including requirements that we offer our products that use the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. If our defenses were not successful, we could be subject to significant damages, enjoined from the distribution of our products that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities, potential cost savings to an organization and advantages compared to lower-cost products offered by our competitors. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, which typically lasts several months, and may last a year or longer. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Additionally, the greater number of competitive alternatives, as well as announcements by our competitors that they intend to introduce competitive alternatives at some point in the future, can lengthen customer procurement cycles, cause us to spend additional time and resources to educate end users on the advantages of our product offerings and delay product sales. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

Our current research and development efforts may not produce significant revenues for several years, if at all.

Developing our products is expensive. Our investment in research and development may not result in marketable products or may result in products that take longer to generate revenues, or generate less revenues, than we anticipate. Our research and development expenses were $285.9 million, or 22% of our total revenues in 2007, and $148.3 million, or 21% of our total revenues in 2006. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

We may not be able to respond to rapid technological changes with new solutions and services offerings, which could have a material adverse effect on our sales and profitability.

The markets for our software solutions are characterized by rapid technological changes, changing customer needs, frequent new software product introductions and evolving industry standards. The introduction of third-party solutions embodying new technologies and the emergence of new industry standards could make our existing and future software solutions obsolete and unmarketable. We may not be able to develop updated products that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers or that interoperate with new or updated operating systems and hardware devices or certify our products to work with these systems and devices. There is no assurance that any of our new offerings would be accepted in the marketplace. Significant reductions in server-related costs or the rise of more efficient infrastructure management software could also affect demand for our software solutions. As hardware and processors become more powerful, we will have to adapt our product and service offerings to take advantage of the increased capabilities. For example, while the introduction of more powerful servers presents an opportunity for us to provide better products for our customers, the expected migration of servers from dual-core to quad-core microprocessor technology will also allow an end user with a given number of licensed copies of our software to double the number of virtualization machines run per server socket without having to purchase additional licenses from us. As a result, we may not be able to accurately predict the lifecycle of our software solutions, and they may become obsolete before we receive the amount of revenues that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share and revenues in the virtualization software market could be materially adversely affected.

Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance our existing products and services.

If we are unable to develop new products and services, or to enhance and improve our products and support services in a timely manner or to position and/or price our products and services to meet market demand, customers may not buy new software licenses or renew software license updates and product support. In addition, information technology standards from both consortia and formal standards-setting forums as well as de facto marketplace standards are rapidly evolving. We cannot provide any assurance that the standards on which we choose to develop new products will allow us to compete effectively for business opportunities in emerging areas.

New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected;
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers;
- Entering into new or unproven markets with which we have limited experience;
- Incorporating and integrating acquired products and technologies; and
- Developing or expanding efficient sales channels.

In addition, if we cannot adapt our business models to keep pace with industry trends, our revenue could be negatively impacted.

Our ability to sell our products is dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our sales and results of operations.

Once our products are integrated within our customers' hardware and software systems, our customers may depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell our products to existing customers would be adversely affected, and our reputation with potential customers could be harmed. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high-quality support and services, or to adequately assist our channel partners in providing high-quality support and services, could result in customers choosing to use our competitors' products instead of ours in the future.

Adverse economic conditions or reduced information technology spending may adversely impact our revenues.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. The purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our products and services and reducing unit sales.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may seek to acquire other businesses, products or technologies. However, we may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or they may be viewed negatively by customers, financial markets or investors. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We have limited historical experience with the integration of acquired companies. There can be no assurance that we will be able to manage the integration of acquired businesses effectively or be able to retain and motivate key personnel from these businesses. Any difficulties we encounter in the integration process could divert management from day-to-day responsibilities, increase our expenses and have a material adverse effect on our business, financial condition and results of operations. In addition, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and are required to test goodwill for impairment at least annually. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets resulting from an acquisition or otherwise is determined, resulting in an adverse impact on our results of operations.

Operating in foreign countries subjects us to additional risks that may harm our ability to increase or maintain our international sales and operations.

In 2007, we derived approximately 46% of our revenue from customers outside the United States. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

- the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
- difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;
- difficulties in delivering support, training and documentation in certain foreign markets;
- tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

- economic or political instability and security concerns in countries that are important to our international sales and operations;
- the overlap of different tax structures or changes in international tax laws;
- increased exposure to foreign currency exchange rate risk;
- reduced protection for intellectual property rights, including reduced protection from software piracy in some countries; and
- difficulties in transferring funds from certain countries; and
- difficulties in maintaining appropriate controls relating to revenue recognition practices.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. We expect a significant portion of our growth to occur in foreign countries which can add to the difficulties in establishing and maintaining adequate management systems and internal controls over financial reporting and increase challenges in managing an organization operating in various countries.

Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

Our products are highly technical and may contain errors, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, have contained and may contain errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. Undiscovered vulnerabilities in our products could expose them to hackers or other unscrupulous third parties who develop and deploy viruses, worms, and other malicious software programs that could attack our products. Actual or perceived security vulnerabilities in our products could harm our reputation and lead some customers to return products, to reduce or delay future purchases or use competitive products. End users, who rely on our products and services for the interoperability of enterprise servers and applications that are critical to their information systems, may have a greater sensitivity to product errors and security vulnerabilities than customers for software products generally. Any security breaches could lead to interruptions, delays and data loss and protection concerns. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and time-consuming and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our independent registered public accounting firm identified a material weakness in the design and operation of our internal controls as of December 31, 2006, which we remediated in 2007. We cannot assure you that material weaknesses will not exist or be identified in future periods.

Our independent registered public accounting firm reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2006 related to the capitalization of software development costs. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness resulted from a lack of adequate internal controls to ensure the timely identification and accumulation of costs once a project reaches technological feasibility under applicable accounting standards. Our historical consolidated financial statements reflect adjustments to properly state our capitalized software development costs for the periods included therein. Our independent registered public accounting firm was not engaged to audit the effectiveness of our internal control over financial reporting as of December 31, 2006. If such an evaluation had been performed, additional material weaknesses may have been identified. Our independent registered public accounting firm was also not engaged to audit the effectiveness of our internal control over financial reporting as of December 31, 2007. If such an evaluation had been performed, material weaknesses may have been identified.

We have remediated the material weakness found in our internal controls as of December 31, 2006 by implementing additional formal policies, procedures and processes, hiring additional accounting personnel and increasing management review and oversight over the financial statement close process. Under Section 404 of the Sarbanes-Oxley Act of 2002 and the current rules of the SEC, our management and independent registered public accounting firm will be required to evaluate and report on the effectiveness of our internal control over financial reporting as of December 31, 2008. If additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and the price of our common stock may decline.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

We are preparing for compliance with Section 404 by remediating the previously identified material weakness in our internal controls and by assessing, strengthening and testing our system of internal controls. In particular, we believe we will need to increase the number of our accounting personnel and improve our processes and systems to ensure timely and accurate reporting of our financial results in accordance with reporting obligations as a stand-alone public company. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time-consuming, and requires significant management attention. We cannot be certain that these measures will remediate the existing material weakness or implement adequate control over our financial processes and reporting. In addition, we have identified certain processes that need to be automated in order to ensure that we have effective internal control over financial reporting. If we are not able to automate these processes in a timely fashion, we will not be able to ensure compliance. Furthermore, as we grow our business, our internal controls will become more complex and we will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm identify additional material weaknesses, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the New York Stock Exchange and the inability of registered broker-dealers to make a market in our common stock, which could further reduce our stock price.

Problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, delivery of products, providing services and support to our customers, billing and tracking our customers, fulfilling contractual obligations, and otherwise running our business. Any disruption in our information systems and those of the third parties upon whom we rely could have a significant impact on our business. In addition, we are in the process of enhancing our information systems. The implementation of these types of enhancements is frequently disruptive to the underlying business of an enterprise, which may especially be the case for us due to the size and complexity of our businesses. Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during the implementation period, could adversely affect our business in a number of respects. Even if we do not encounter these adverse effects, the implementation of these enhancements may be much more costly than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations, and cash flows could be negatively impacted.

If we fail to manage future growth effectively, we may not be able to meet our customers' needs or be able to meet our future reporting obligations.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting and operational systems and procedures. If we do not effectively manage our growth we may not be able to meet our customers' needs, thereby adversely affecting our sales, or be able to meet our future reporting obligations.

We may have exposure to additional income tax liabilities.

We are subject to income taxes in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and changes to tax laws. For example, renewal of the U.S. research and development tax credit which benefited our tax rate by approximately 4 percentage points in 2007 is uncertain from year to year and it currently stands repealed for 2008. From time to time, we are subject to income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our results of operations or financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems, such as computer viruses or terrorism, which could result in delays or cancellations of customer orders or the deployment of our products.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could have a material adverse impact on our business, operating results and financial condition. As we continue grow internationally, increasing amounts of our business will be located in foreign countries that may be more subject to political or social instability that could disrupt operations. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Furthermore, acts of terrorism or war could cause disruptions in our or our customers' business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our revenues would be adversely affected.

Risks Related to Our Relationship with EMC

As long as EMC controls us, holders of our Class A common stock will have limited ability to influence matters requiring stockholder approval.

As of December 31, 2007, EMC owned 26,500,000 shares of our Class A common stock and all 300,000,000 shares of our Class B common stock, representing approximately 85% of the total outstanding shares of common stock or 98% of the voting power of outstanding common stock. The holders of our Class A common stock and our Class B common stock have identical rights, preferences and privileges except with respect to voting and conversion rights, the election of directors, certain actions that require the consent of holders of Class B common stock and other protective provisions as set forth in our certificate of incorporation. Holders of our Class B common stock are entitled to 10 votes per share of Class B common stock on all matters except for the election of our Group II directors, in which case they are entitled to one vote per share, and the holders of our Class A common stock are entitled to one vote per share of Class A common stock. The holders of Class B common stock, voting separately as a class, are entitled to elect 80% of the total number of directors on our board of directors that we would have if there were no vacancies on our board of directors at the time. These are our Group II directors. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect our remaining directors, which at no time will be less than one director—our Group I director(s). Shares of Class B common stock are entitled to one vote per share when voting for such remaining directors. Accordingly, the holders of our Class B common stock currently are entitled to elect 7 of our 8 directors. If EMC transfers shares of our Class B common stock to any party other than a successor-in-interest or a subsidiary of EMC (other than in a distribution to its stockholders under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code, or in transfers following such a distribution), those shares will automatically convert into Class A common stock. For so long as EMC or its successor-in-interest beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will be able to elect all of the members of our board of directors.

In addition, until such time as EMC or its successor-in-interest beneficially owns shares of our common stock representing less than a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC will have the ability to take stockholder action without the vote of any other stockholder and without having to call a stockholder meeting, and holders of our Class A common stock will not be able to affect the outcome of any stockholder vote during this period. As a result, EMC will have the ability to control all matters affecting us, including:

- the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;
- any determinations with respect to mergers, acquisitions and other business combinations;
- our acquisition or disposition of assets;
- our financing activities;
- certain changes to our certificate of incorporation;
- changes to the agreements providing for our transition to becoming a public company;
- corporate opportunities that may be suitable for us and EMC;
- determinations with respect to enforcement of rights we may have against third parties, including with respect to intellectual property rights;
- the payment of dividends on our common stock; and
- the number of shares available for issuance under our stock plans for our prospective and existing employees.

Our certificate of incorporation and the master transaction agreement between us and EMC also contain provisions that require that as long as EMC beneficially owns at least 20% or more of the outstanding shares of our common stock, the prior affirmative vote or written consent of EMC (or its successor-in-interest) as the holder of the Class B common stock is required (subject in each case to certain exceptions) in order to authorize us to:

- consolidate or merge with any other entity;
- acquire the stock or assets of another entity in excess of $100 million;
- issue any stock or securities except to our subsidiaries or pursuant to our employee benefit plans;

- establish the aggregate annual amount of shares we may issue in equity awards;
- dissolve, liquidate or wind us up;
- declare dividends on our stock;
- enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to EMC's; and
- amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

If EMC does not provide any requisite consent allowing us to conduct such activities when requested, we will not be able to conduct such activities and, as a result, our business and our operating results may be harmed.

EMC's voting control and its additional rights described above may discourage transactions involving a change of control of us, including transactions in which holders of our Class A common stock might otherwise receive a premium for their shares over the then-current market price. EMC is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the holders of our Class A common stock and without providing for a purchase of any shares of Class A common stock held by persons other than EMC. Accordingly, shares of Class A common stock may be worth less than they would be if EMC did not maintain voting control over us or have the additional rights described above.

In the event EMC is acquired or otherwise undergoes a change of control, any acquiror or successor will be entitled to exercise the voting control and contractual rights of EMC, and may do so in a manner that could vary significantly from that of EMC.

By becoming a stockholder in our company, holders of our Class A common stock are deemed to have notice of and have consented to the provisions of our certificate of incorporation and the master transaction agreement with respect to the limitations that are described above.

Our business and that of EMC overlap, and EMC may compete with us, which could reduce our market share.

EMC and we are both IT infrastructure companies providing products related to storage management, back-up, disaster recovery, security, system management and automation, provisioning and resource management. There can be no assurance that EMC will not engage in increased competition with us in the future. In addition, the intellectual property agreement that we have entered into with EMC will provide EMC the ability to use our source code and intellectual property, which, subject to limitations, it may use to produce certain products that compete with ours. EMC's rights in this regard extend to its majority-owned subsidiaries, which could include joint ventures where EMC holds a majority position and one or more of our competitors hold minority positions.

EMC could assert control over us in a manner which could impede our growth or our ability to enter new markets or otherwise adversely affect our business. Further, EMC could utilize its control over us to cause us to take or refrain from taking certain actions, including entering into relationships with channel, technology and other marketing partners, enforcing our intellectual property rights or pursuing corporate opportunities or product development initiatives that could adversely affect our competitive position, including our competitive position relative to that of EMC in markets where we compete with them. In addition, EMC maintains significant partnerships with certain of our competitors, including Microsoft.

EMC's competition in certain markets may affect our ability to build and maintain partnerships.

Our existing and potential partner relationships may be affected by our relationship with EMC. We partner with a number of companies that compete with EMC in certain markets in which EMC participates. EMC's majority ownership in us might affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with EMC.

EMC competes with certain of our significant channel, technology and other marketing partners, including IBM and Hewlett-Packard. Pursuant to our certificate of incorporation and other agreements that we have with EMC, EMC may have the ability to impact our relationship with those of our partners that compete with EMC, which could have a material adverse effect on our results of operations or our ability to pursue opportunities which may otherwise be available to us.

Our historical financial information as a business segment of EMC may not be representative of our results as an independent public company.

Our historical financial information we have included in this annual report on Form 10-K does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during those historical periods. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by EMC, including tax, accounting, treasury, legal and human resources services. This historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes thereto.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our transitional services agreements with EMC.

Before the completion of our IPO in August 2007, in which we issued and sold 37,950,000 shares of our Class A common stock at an issue price of $29.00 per share, we were a wholly-owned subsidiary of EMC and we relied on administrative and other resources of EMC to operate our business. In connection with our IPO, we entered into various service agreements with EMC to retain the ability for specified periods to use these EMC resources. These services may not be provided at the same level as when we were a wholly owned subsidiary of EMC, and we may not be able to obtain the same benefits that we received prior to our IPO. These services may not be sufficient to meet our needs, and after our agreements with EMC expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with EMC. We will need to create our own administrative and other support systems or contract with third parties to replace EMC's systems. In addition, we have received informal support from EMC which may not be addressed in the agreements we have entered into with EMC; the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in EMC's administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

We are a smaller company relative to EMC, which could result in increased costs because of a decrease in our purchasing power and difficulty maintaining existing customer relationships and obtaining new customers.

Prior to our IPO, we were able to take advantage of EMC's size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. We are a smaller company than EMC, and we may not have access to financial and other resources comparable to those available to us prior to the IPO. As a stand-alone company, we may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to us prior to our IPO, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

In order to preserve the ability for EMC to distribute its shares of our Class B common stock on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for EMC to effect a tax-free spin-off of VMware or certain other tax-free transactions. We have agreed that for so long as EMC or its successor-in-interest continues to own greater than 50% of the voting control of our outstanding common stock, we will not knowingly take or fail to take any action that could reasonably be expected to preclude EMC's or its successor-in-interest's ability to undertake a tax-free spin-off. Additionally, under our certificate of incorporation and the master transaction agreement we entered into with EMC, we must obtain the consent of EMC or its successor-in-interest, as the holder of our Class B common stock, to issue stock or other VMware securities, excluding pursuant to employee benefit plans (provided that we obtain Class B common stockholder approval of the aggregate annual number of shares to be granted under such plans), which could cause us to forgo capital raising or acquisition opportunities that would otherwise be available to us. As a result, we may be precluded from pursuing certain growth initiatives.

Third parties may seek to hold us responsible for liabilities of EMC, which could result in a decrease in our income.

Third parties may seek to hold us responsible for EMC's liabilities. Under our master transaction agreement with EMC, EMC will indemnify us for claims and losses relating to liabilities related to EMC's business and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot be certain that we will be able to recover the full amount of our losses from EMC.

Although we have entered into a tax sharing agreement with EMC under which our tax liabilities effectively will be determined as if we were not part of any consolidated, combined or unitary tax group of EMC Corporation and/or its subsidiaries, we nonetheless could be held liable for the tax liabilities of other members of these groups.

We have historically been included in EMC's consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include EMC Corporation and/or certain of its subsidiaries for state and local income tax purposes. Pursuant to our tax sharing agreement with EMC, we and EMC generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in EMC's consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of EMC Corporation and/or its subsidiaries, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in such consolidated, combined or unitary group filed our own consolidated, combined or unitary tax return.

Prior to our IPO we were included in the EMC consolidated group for U.S. federal income tax purposes, and expect to continue to be included in such consolidated group for periods in which EMC owned at least 80% of the total voting power and value of our outstanding stock. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, for any period in which we are included in the EMC consolidated group for U.S. federal income tax purposes or any other consolidated, combined or unitary group of EMC Corporation and/or its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group.

Any inability to resolve favorably any disputes that arise between us and EMC with respect to our past and ongoing relationships may result in a significant reduction of our revenue and earnings.

Disputes may arise between EMC and us in a number of areas relating to our ongoing relationships, including:

- labor, tax, employee benefit, indemnification and other matters arising from our separation from EMC;
- employee retention and recruiting;
- business combinations involving us;
- our ability to engage in activities with certain channel, technology or other marketing partners;
- sales or dispositions by EMC of all or any portion of its ownership interest in us;
- the nature, quality and pricing of services EMC has agreed to provide us;
- arrangements with third parties that are exclusionary to EMC;
- business opportunities that may be attractive to both EMC and us; and
- product or technology development or marketing activities or customer agreements which may require the consent of EMC.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we entered into with EMC in connection with our IPO may be amended upon agreement between the parties. While we are controlled by EMC, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our directors and executive officers own EMC common stock, restricted shares of EMC common stock or options to acquire EMC common stock and hold management positions with EMC, which could cause conflicts of interests that result in our not acting on opportunities we otherwise may have.

Some of our directors and executive officers own EMC common stock and options to purchase EMC common stock. In addition, some of our directors are executive officers and/or directors of EMC. Ownership of EMC common stock, restricted shares of EMC common stock and options to purchase EMC common stock by our directors and officers and the presence of executive officers or directors of EMC on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and EMC that could have different implications for EMC than they do for us. Provisions of our certificate of incorporation and the master transaction agreement between EMC and us address corporate opportunities that are presented to our directors or officers that are also directors or officers of EMC. There can be no assurance that the provisions in our certificate of incorporation or the master transaction agreement will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and EMC. As a result, we may be precluded from pursuing certain growth initiatives.

EMC's ability to control our board of directors may make it difficult for us to recruit independent directors.

So long as EMC beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, EMC can effectively control and direct our board of directors. Further, the interests of EMC and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

We are a "controlled company" within the meaning of the New York Stock Exchange rules, and, as a result, are relying on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not "controlled companies."

EMC owns more than 50% of the total voting power of our common shares and, as a result, we are a "controlled company" under the New York Stock Exchange corporate governance standards. As a controlled company, we are exempted under the New York Stock Exchange standards from the obligation to comply with certain New York Stock Exchange corporate governance requirements, including the requirements:

- that a majority of our board of directors consists of independent directors;
- that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- for an annual performance evaluation of the nominating and governance committee and compensation committee.

While we have voluntarily caused our Compensation and Corporate Governance Committee to currently be composed entirely of independent directors in compliance with the requirements of the New York Stock Exchange, we are not required to maintain the independent composition of the committee. As a result of our use of the "controlled company" exemptions, holders of our Class A common stock will not have the same protection afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Intel Corporation's ("Intel") and Cisco Systems Inc.'s ("Cisco") ownership relationship with us and the membership of an Intel representative on our board may create actual or potential conflicts of interest.

As a result of an investment by Intel Capital in our Class A common stock in August 2007, Intel has an ownership interest in with us and pursuant to Intel's right to designate a director acceptable to our board of directors, we appointed a representative of Intel to our board of directors. Cisco, pursuant to its purchase of our Class A common stock from EMC, also has an ownership relationship with us, and we appointed an executive officer of Cisco (since retired from that position) proposed by Cisco as one of our directors. These relationships may create actual or potential conflicts of interest and the best interests of Intel or Cisco may not reflect the best interests of other holders or our Class A common stock.

Risks Related to Owning Our Class A Common Stock

Our Class A common stock has only been publicly traded since August 14, 2007 and the price of our Class A common stock has fluctuated substantially since then and may fluctuate substantially in the future.

Our Class A common stock has only been publicly traded since our initial public offering on August 14, 2007. The trading price of our Class A common stock has fluctuated significantly since then. For example, between September 30, 2007 and January 31, 2008, the closing trading price of our Class A common stock was very volatile, ranging between $54.87 and $124.83 per share, including single-day increases of up to 13% and declines up to 34%. Our trading price could fluctuate substantially in the future due to the factors discussed in this Risk Factors section and elsewhere in this annual report on Form 10-K.

Substantial amounts of Class A common stock are held by our employees, EMC, Intel and Cisco, and all of the shares of our Class B common stock, which may be converted to Class A common stock upon request of the holder, are held by EMC. Approximately 21 million shares of Class A common stock held by our employees will vest or otherwise become eligible for sale during 2008, with approximately half that amount vesting during the second quarter of 2008. Contractual restrictions on the sale of shares held by EMC expired in February 2008 and will expire for the shares held by Cisco and Intel in August 2008. Shares of Class A common stock held by EMC (including shares of Class A common stock that might be issued upon the conversion of Class B common stock) are eligible for sale subject to the volume, manner of sale and other restrictions of Rule 144 of the Securities Exchange Act of 1933 which allow the holder to sell up to the greater of 1% of our outstanding Class A common stock or our average weekly trading volume during any three-month period and following the expiration of their contractual restrictions, shares held by Cisco and Intel will be subject to such requirements to the extent Cisco and Intel are deemed to be our "affiliates" as that term is defined in Rule 144. Additionally, EMC, Cisco and Intel possess registration rights with respect to the shares of our common stock that they hold. If they choose to exercise such rights, their sale of the shares that are registered would not be subject to the Rule 144 limitations. If a significant amount of the shares that become eligible for resale enter the public trading markets in a short period of time, the market price of our Class A common stock may decline.

Additionally, broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general, and technology companies in particular, also have often experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Delaware law and our certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws will have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- the division of our board of directors into three classes, with each class serving for a staggered three-year term, which would prevent stockholders from electing an entirely new board of directors at any annual meeting;
- the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
- following a distribution of Class B common stock by EMC to its stockholders, the restriction that a beneficial owner of 10% or more of our Class B common stock may not vote in any election of directors unless such person or group also owns at least an equivalent percentage of Class A common stock or obtains approval of our board of directors prior to acquiring beneficial ownership of at least 5% of Class B common stock;
- the prohibition of cumulative voting in the election of directors or any other matters, which would otherwise allow less than a majority of stockholders to elect director candidates;
- the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

- the ability of the board of directors to issue, without stockholder approval, up to 100,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock; and
- in the event that EMC or its successor-in-interest no longer owns shares of our common stock representing at least a majority of the votes entitled to be cast in the election of directors, stockholders may not act by written consent and may not call special meetings of the stockholders.

Until such time as EMC or its successor-in-interest ceases to beneficially own 20% or more of the outstanding shares of our common stock, the affirmative vote or written consent of the holders of a majority of the outstanding shares of the Class B common stock will be required to:

- amend certain provisions of our bylaws or certificate of incorporation;
- make certain acquisitions or dispositions;
- declare dividends, or undertake a recapitalization or liquidation;
- adopt any stockholder rights plan, "poison pill" or other similar arrangement;
- approve any transactions that would involve a merger, consolidation, restructuring, sale of substantially all of our assets or any of our subsidiaries or otherwise result in any person or entity obtaining control of us or any of our subsidiaries; or
- undertake certain other actions.

In addition, we have elected to apply the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock.

As a public company we incur costs and face demands on our management in addition to the costs and demands we faced prior to our initial public offering .

As a public company, we incur significant legal, accounting and other expenses that we did not directly incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of public companies. These rules and regulations have increased and will continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in connection with becoming a public company, we have added independent directors and may add more, created additional board committees and adopted certain policies regarding internal controls and disclosure controls and procedures and may expand those procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Furthermore, our management will have increased demands on its time in order to ensure we comply with public company reporting requirements and the compliance requirements of the Sarbanes-Oxley Act of 2002, as well as the rules subsequently implemented by the SEC and the applicable requirements of the New York Stock Exchange.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2007, we owned or leased the facilities described below:

Location		Approximate Sq. Ft*	Principal Use(s)
Palo Alto, CA	owned: leased:	462,000 410,000	Executive and administrative offices, sales and marketing, and R&D
North and Latin American region (excluding Palo Alto, CA)	leased:	244,000	Administrative offices, R&D, sales and marketing
Europe, Middle East and Africa region	leased:	196,000	Administrative offices, R&D, marketing
Asia Pacific region	leased:	129,000	R&D, marketing

* Of the total square feet leased, approximately 320,000 square feet were under construction (primarily improvements to existing structures prior to occupancy) as of December 31, 2007.

In August 2007, we used a portion of the net proceeds from our initial public offering of our Class A common stock to purchase our new corporate headquarters facilities in Palo Alto from EMC for $132.6 million which is equal to the cost expended by EMC in the construction of those facilities through the date of purchase. As of December 31, 2007, approximately 105,000 square feet remain under construction. Although we own the building and improvements, the land is leased. The ground lease relating to our new corporate headquarters expires in 2057.

We believe that our current facilities, including our new headquarter facilities, are suitable for our current employee headcount, but we intend to add new facilities or expand existing facilities as we add employees and expand our operations. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

For further information regarding our lease obligations, see Note I to our Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

VMware is named from time to time as a party to lawsuits in the normal course of its business. In such cases it is our policy to defend against such claims, or if considered appropriate, negotiate a settlement on commercially reasonable terms. However, no assurance can be given that we will be able to negotiate settlements on commercially reasonable terms, or at all, or that any litigation resulting from such claims would not have a material adverse effect on our consolidated financial position, liquidity, operating results, or our consolidated financial statements taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of our stockholders during the fourth quarter of 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names of our executive officers and their ages as of February 15, 2008 are as follows:

Name	Age	Position(s)
Diane B. Greene	52	President, Chief Executive Officer and Director
Mark S. Peek	50	Chief Financial Officer
Carl M. Eschenbach	41	Executive Vice President of Worldwide Field Operations
Rashmi Garde	42	Vice President and General Counsel
Dev R. (Richard) Sarwal	45	Executive Vice President of Research and Development

Diane B. Greene has been a director of VMware since April 2007 and is a member of our Mergers and Acquisitions Committee. Ms. Greene is a founder of VMware and has served as its President and CEO from its inception in 1998. Prior to this offering, Ms. Greene served as an Executive Vice President of EMC since January 2005. Ms. Greene is also a director of Intuit Inc., a provider of business, financial management and tax solutions for small businesses, consumers and accountants.

Mark S. Peek has been the Chief Financial Officer at VMware since April 2007. Prior to joining VMware, he served as Senior Vice President and Chief Accounting Officer of Amazon.com, Inc. from July 2002. Prior to joining Amazon.com in April 2000, Mr. Peek spent nineteen years at Deloitte & Touche, the last ten years as a partner.

Carl M. Eschenbach has been the Executive Vice President of Worldwide Field Operations at VMware since May 2005. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. He has also held various sales management positions with 3Com Corporation, Lucent Technologies and EMC.

Rashmi Garde has been the Vice President and General Counsel at VMware since September 2005. She joined the company in 2001. Prior to joining VMware, she was Senior Corporate Counsel at Electronics for Imaging, Inc., a printing technology company, and was an associate with Graham & James LLP and Fenwick & West LLP.

Dev R. (Richard) Sarwal has been the Executive Vice President of Research and Development at VMware since joining the company in November 2007. Prior to joining VMware, he had served at Oracle as Senior Vice President of Systems Management since February 2007, Vice President of Server Applied Technology from 1998 through 2007 and in various positions of increasing authority since 1989.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock, par value $.01 per share, trades on the New York Stock Exchange under the symbol VMW.

The following table sets forth the range of high and low sales prices of our common stock since August 14, 2007, the date our Class A common stock commenced trading on the New York Stock Exchange. Our Class B common stock is not publicly traded.

	Market Prices	
Year ended December 31, 2007	**High**	**Low**
Third Quarter	$ 85.52	$51.50
Fourth Quarter	125.25	71.00

Holders

We had 41 holders of record of our Class A common stock, and one holder of record, EMC, of our Class B common stock as of February 21, 2008.

Dividends

In April 2007, VMware declared an $800.0 million dividend to EMC paid in the form of a note payable. This dividend was given retroactive effect in the December 31, 2006 consolidated balance sheet. Subsequent to receiving the proceeds from the initial public offering ("IPO") of our Class A common stock in August 2007, we repaid $350.0 million of principal on the note.

Subsequent to our IPO, we have not declared or paid cash dividends on our common stock. We currently do not anticipate declaring any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to the consent of the holders of our Class B common stock pursuant to our certificate of incorporation. Holders of our Class A common stock and our Class B common stock will share equally on a per share basis in any dividend declared on our common stock by our board of directors.

Recent Sales of Unregistered Securities

On August 22, 2007, we issued 9.5 million shares of our Class A common stock at a price per share of $23.00 to Intel Capital Corporation, the global investment arm of Intel, pursuant to the Class A Common Stock Purchase Agreement entered into as of July 9, 2007 between Intel Capital and us. The aggregate offering price was $218.5 million. The transaction was exempt from registration under the Securities Act of 1933, as amended ("Securities Act") pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. Pursuant to Intel Capital's investment, our board of directors appointed Renee James as a new board member designated by Intel and acceptable to our board. We also entered into an investor rights agreement with Intel Capital pursuant to which Intel Capital has certain registration and other rights as a holder of our Class A common stock. The transaction did not involve underwriting discounts or commissions.

In June through August 2007, we granted broad-based equity awards under our 2007 Equity and Incentive Plan to our employees and non-employee directors, consisting of grants of options to purchase an aggregate of 37,140,741 shares of Class A common stock with a weighted-average exercise price per share of $23.18 and awards of 104,460 restricted stock units. These option grants and awards of restricted stock units did not require registration under the Securities Act because the grants and awards either did not involve a "sale" of securities as such term issued in Section 2(3) of the Securities Act or were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act.

In addition, on June 7, 2007, we awarded 433,216 restricted stock units to our principal financial officer. This award of restricted stock units was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder.

Issuer Purchases of Equity Securities

None.

Use of Proceeds

On August 17, 2007, we completed our IPO of 37,950,000 shares of our Class A common stock pursuant to a registration statement on Form S-1 (Registration No. 333-142368), including 4,950,000 shares covered by an over-allotment option granted to the underwriters, which the U.S. Securities and Exchange Commission declared effective on August 13, 2007. Citigroup Global Markets Inc., J.P. Morgan Securities, Inc. and Lehman Brothers Inc. acted as the representatives of the underwriters and together with Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. acted as joint book-running managers of the offering.

As a result of the IPO, we raised approximately $1,035.2 million in net proceeds to us after deducting underwriting discounts and commissions of $60.5 million and offering expenses of $4.9 million. In August 2007, we used a portion of the proceeds to repay $350.0 million of the intercompany note payable owed to EMC and to purchase from EMC our new headquarters for an amount equal to the cost expended by EMC on our behalf in the construction of those facilities, which was $132.6 million. Pending the use of remaining net proceeds from our IPO, we have invested the proceeds in a variety of capital preservation investments, generally government securities and cash that are classified as cash and cash equivalents on our December 31, 2007 balance sheet. There has been no material change in the actual or planned use of proceeds from the IPO as described in the final prospectus with respect to our IPO filed with the SEC pursuant to Rule 424(b).

Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Index and the S&P 500 Systems Software Index for the period beginning on August 14, 2007 (the date our Class A common stock commenced trading on the New York Stock Exchange) through December 31, 2007, assuming an initial investment of $100. While the initial public offering price of our common stock was $29.00 per share, the graph assumes the initial value of our common stock on August 14, 2007 was the closing sales price of $52.11 per share. Data for the S&P 500 Index and the S&P 500 Software Systems Technology Index assume reinvestment of dividends.



COMPARISON OF CUMULATIVE TOTAL RETURN*
$200
$150
$100
$50
$0
8/14/07
9/30/07
12/31/07
VMware, Inc.
S&P 500 Index
S&P 500 Systems Software Index

Company / Index	Base Period 8/14/2007	Quarter Ending 9/30/2007	Quarter Ending 12/31/2007
VMware, Inc.	**100**	163.12	163.10
S&P 500 Index	**100**	107.41	103.83
S&P 500 Systems Software Index	**100**	106.57	121.87

* $100 invested on August 14, 2007 in VMware Common Stock, S&P 500 Index and S&P 500 Systems Software Index, including reinvestment of dividends, if any.

Note: The stock price performance shown on the graph above is not necessarily indicative of future price performance. This graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share amounts)

	Successor Company				Predecessor Company
	Year Ended December 31,			Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004 (unaudited)
	2007	2006	2005		
Summary of Operations:					
Revenues:					
License	$ 905,368	$ 491,902	$ 287,006	$178,873	$ 61,980
Services	420,443	212,002	100,068	39,883	12,220
Total revenues	$1,325,811	$ 703,904	$ 387,074	$218,756	$ 74,200
Operating income [(1)]	235,341	120,639	93,595	35,207	6,032
Net income	218,137	85,890	66,775	16,781	4,620
Net income per weighted average share, basic, for Class A and Class B	$ 0.62	$ 0.26	$ 0.20	$ 0.05	Not applicable
Net income per weighted average share, diluted, for Class A and Class B	$ 0.61	$ 0.26	$ 0.20	$ 0.05	Not applicable
Weighted average shares, basic, for Class A and Class B	350,493	332,500	332,500	332,500	Not applicable
Weighted average shares, diluted, for Class A and Class B	359,189	332,500	332,500	332,500	Not applicable

	Successor Company				Predecessor Company
	December 31,				
	2007	2006	2005	2004	January 8, 2004
Balance Sheet Data:					
Cash and cash equivalents [(2)]	$1,231,168	$ 176,134	$ 38,653	$ 36,059	$ 49,883
Working capital (deficiency) [(2)]	933,322	(55,318)	(134,198)	(29,166)	12,189
Total assets [(2)]	2,695,700	1,145,950	799,803	697,675	82,015
Long-term obligations [(3)]	450,000	800,000	—	—	—
Stockholders' equity (deficit) [(2)(3)]	1,340,617	(230,812)	453,829	560,282	(27,455)
Cash Flow Data:					
Net cash provided by operating activities	$ 552,436	$ 279,863	$ 238,247	$ 93,994	Not applicable

(1) In evaluating our results, we focus on operating income excluding stock-based compensation, amortization of intangible assets, the write-off of in-process research and development, and the net effect of the amortization and capitalization of software development costs incurred in the research and development of new software products. Operating income in the table above includes stock-based compensation, acquisition-related intangible amortization and capitalized software development costs amortization, and excludes capitalized software development costs, as indicated in the table below.

	Successor Company				Predecessor Company
	Year Ended December 31,			Period from January 9, 2004 to December 31, 2004	Period from February 1, 2003 to January 8, 2004
	2007	2006	2005		
Cost of license revenues					
Stock-based compensation	$ 558	$ 99	$ —	$ —	$—
Acquisition-related intangible amortization	21,172	21,840	23,357	25,487	—
Capitalized software development costs amortization	36,407	22,299	6,159	1,317	—
Cost of services revenues					
Stock-based compensation	6,070	2,384	1,299	1,061	—
Research and development					
Stock-based compensation not capitalized	42,934	26,342	14,656	10,292	—
Total capitalized software development costs	(56,840)	(43,012)	(25,103)	(8,155)	—
Stock-based compensation included in total capitalized software development costs above	9,105	10,489	3,545	—	—
Sales and marketing					
Stock-based compensation	26,288	12,020	5,341	4,672	—
Acquisition-related intangible amortization	2,597	2,188	1,785	—	—
General and administrative					
Stock-based compensation	16,556	10,381	5,775	3,518	—
Acquisition-related intangible amortization	1,972	1,494	1,000	773	—

(2) In August 2007, VMware completed its IPO in which the Company sold 37,950,000 shares (including 4,950,000 shares pursuant to the underwriters' full exercise of their over-allotment option) of its Class A common stock at a price to the public of $29.00 per share. The net proceeds to the Company were $1,035.2 million. Subsequent to receiving the proceeds, the Company purchased its new headquarters facilities from EMC for $132.6 million, which is equal to the cost expended by EMC through the date of purchase. The Company also repaid $350.0 million of principal on the note payable to EMC. Also in August 2007, VMware sold 9.5 million shares of its Class A common stock to Intel Capital at $23.00 per share. The net proceeds to the Company from that transaction were $218.3. See Note J to the consolidated financial statements for additional information.

(3) In April 2007, VMware declared an $800.0 million dividend to EMC paid in the form of a note. This dividend was given retroactive effect as of December 31, 2006. Subsequent to receiving the proceeds from the IPO in August 2007, VMware repaid $350.0 million of principal on the note. See Note F to the consolidated financial statements for additional information. In 2005, VMware declared and paid a cash dividend of $190.0 million to EMC.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our annual consolidated financial statements and notes thereto which appear elsewhere in this Annual Report on Form 10-K.

This section and other parts of this Annual Report on Form 10-K contain forward-looking statements, within the meaning of the Federal securities laws, about our business and prospects. The forward-looking statements do not include the potential impact of any mergers, acquisitions, divestitures, securities offerings or business combinations or other developments in our business that may be announced or consummated after the date hereof. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "outlook," "believes," "plans," "intends," "expects," "goals," "potential," "continues," "may," "will," "should," "seeks," "predicts," "estimates," "anticipates" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Our future results may differ materially from our past results and from those projected in the forward-looking statements due to various uncertainties and risks, including those described in Item 1A of Part I (Risk Factors). The forward-looking statements speak only as of the date of this Annual Report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements contained herein after the date of this Annual Report.

All dollar amounts expressed as numbers in this MD&A (except per share amounts) are in millions. Certain tables may not add due to rounding.

Overview

Our primary source of revenue is the licensing of virtualization software and related support and services through a variety of distribution channels for use by businesses and organizations of all sizes and across numerous industries in their information technology infrastructure. Our virtualization solutions run on industry-standard desktops and servers and support a wide range of operating system and application environments, as well as networking and storage infrastructure. We have developed a multi-channel distribution model to expand our presence and reach various segments of the market. In 2007, 2006 and 2005, we derived over 75% of our revenues from our channel partners, which include distributors, resellers, x86 systems vendors and system integrators. We have also developed a network of nearly 10,000 indirect channel partners who fulfill orders through our direct channel partners. A majority of our revenue results from contracts that include both perpetual software licenses and ongoing software maintenance contracts. License revenue is recognized when the elements of revenue recognition are complete. Maintenance revenue is recognized ratably over the term of the maintenance period, and includes renewals of maintenance sold after the initial maintenance period expires. We also recognize revenue from professional services provided to our customers.

We have achieved significant revenue growth to date and are focused on extending our growth by broadening our product portfolio, enabling choice for customers and driving standards, expanding our network of technology and distribution partners, increasing market awareness and promoting the adoption of virtualization. In addition to selling to new customers, we are also focused on expanding the use of our products within our existing customer base, as much of our license revenue is based on a per desktop or per server arrangement. We believe it is important that as we grow our sales, we continue to invest in our corporate infrastructure, including customer support, information technology and general and administrative functions. We expect our spending in research and development to increase as we add computer scientists, software engineers, and employees involved in product development and maintenance and continue to enable choice for customers and drive standards. We believe that equity incentives tied directly to the performance of VMware will help us compete for top-level engineering and other talent. We also intend to continue to invest in hardware, networking and software tools to increase the efficiency of our research and development efforts.

Our current financial focus is on sustaining our growth in revenue to generate cash flow to expand our market segment share and our virtualization solutions. Although we are currently the leading provider of virtualization solutions, we believe the use of virtualization solutions is at very early stages by customers. We expect to face competitive threats to our leadership from a number of companies, some of whom may have significantly greater resources than we do. As a result, we believe it is important to continue to invest in our research and product development, sales and marketing and the support function to maintain or expand our leadership in the virtualization solutions market. This investment could result in contracting operating margins as we invest in our future. We believe that we will be able to continue to fund our product development through operating cash flows as we continue to sell our existing products and services. We believe this is the right priority for the long-term health of our business.

In evaluating our results, we focus on operating margin excluding stock-based compensation, amortization of intangible assets, the write-off of in-process research and development, and the net effect of the amortization and capitalization of software development costs incurred in the research and development of new software products. A portion of our service revenue is recognized in periods of up to five years subsequent to the initial contract, whereas most of our license revenue is recognized within the first quarter of contract signing. As a result, variability in operating margin can result from differences in when we price our service and when the cost is incurred. Substantially all of our international revenue is for contracts in U.S. dollars to international channel partners. A portion of our operating expenses is in currencies other than the U.S. dollar. This difference may cause variability in operating margins due to fluctuations in the U.S. dollar compared to other currencies. We are not currently focused on short-term operating margin expansion, but rather on investing at appropriate rates to support our growth and future product offerings in what may be a substantially more competitive environment.

Prior to our IPO in August 2007, we were a wholly-owned subsidiary of EMC Corporation ("EMC"), and as such we relied on EMC to provide a number of administrative support services and facilities in other countries. Although we will continue to operate under an administrative services agreement and continue to receive support from EMC, our administrative costs may increase. We also are investing in expanding our own administrative functions, including our finance and legal functions, which may be at a higher cost than the comparable services currently provided by EMC. We are incurring additional costs as a public company, including audit, investor relations, stock administration and regulatory compliance costs.

Our Relationship with EMC

As of December 31, 2007, EMC owned 26,500,000 shares of Class A common stock and all 300,000,000 shares of Class B common stock, representing approximately 85% of our total outstanding shares of common stock and 98% of the combined voting power of our outstanding common stock.

In 2007 and 2006, we recognized professional service revenue of $11.8 and $1.4, respectively, for services provided to EMC customers pursuant to contractual agreements with EMC. In 2007, we entered into an enterprise license agreement with EMC to provide server and desktop products. All $4.3 of revenue related to this arrangement was included in deferred revenue as of December 31, 2007.

In 2007, 2006 and 2005, we purchased $7.2, $2.9 and $0.6, respectively, of storage systems from EMC. Through the third quarter of 2007, and for 2006 and 2005, the amounts purchased from EMC were at EMC's cost. In the fourth quarter of 2007, the practice was changed to purchasing from EMC at a discount off of EMC's list price.

The financial statements include expense allocations for certain corporate functions provided by EMC, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on our behalf. The total costs allocated from EMC were $7.7, $5.1 and $5.3 in 2007, 2006 and 2005, respectively. Additionally, certain other costs incurred by EMC for our direct benefit, such as rent, salaries and benefits have been included as expenses in our financial statements. The total of these other costs were $116.1, $69.6 and $27.1 in 2007, 2006 and 2005, respectively. As part of our tax sharing arrangement with EMC, we paid EMC income taxes of $86.4, $63.1 and $6.6 in 2007, 2006 and 2005, respectively, which differed from the amounts owed on a separate return basis. The difference between these amounts is presented as a component of stockholder's equity. In 2007, we incurred interest expense with EMC, net, of $17.8. In 2006 and 2005, we earned interest income with EMC, net, of $0.3 and $2.1. Interest income (expense) with EMC, net, consists both of interest that has been earned or incurred on our intercompany balance with EMC and from interest expense on the note payable to EMC. In 2007, $26.6 of interest expense was recorded related to the note payable and was included in the $17.8 interest expense with EMC, net recorded on the consolidated income statement.

Given that the financial amounts that we recorded through our intercompany transactions with EMC did not arise from transactions negotiated at arms-length with an unrelated third party, the financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows had we engaged in such transactions with an unrelated third party during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance as a stand-alone company.

Income Statement Presentation

Sources of Revenue

License revenues. Our license revenues consist of revenues earned from the licensing of our software products. These products are generally licensed on a perpetual basis and are generally priced based upon the number of physical desktops or server processors on which our software runs.

Services revenues. Our services revenues consist of software maintenance and professional services. Maintenance revenues are recognized ratably over the contract period. Typically, our contract periods range from one to five years. Customers receive various types of product support based on the level of support purchased. Customers who are party to maintenance agreements with us are entitled to receive product updates and upgrades on a when-and-if-available basis.

Professional services include design, implementation and training. Professional services are not considered essential to the functionality of our products, as these services do not alter the product capabilities and may be performed by our customers or other vendors. Professional services engagements that have durations of ninety days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than ninety days for which we are able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other professional services engagements is recognized upon completion.

Costs of Revenues and Operating Expenses

Cost of license revenues. Our cost of license revenues principally consist of the cost of fulfillment of our software. This cost includes product packaging and personnel and related overhead associated with the physical and electronic delivery of our software products. The cost also includes amortization of capitalized software development costs.

Cost of services revenues. Our cost of services revenues includes the costs of the personnel and related overhead to deliver technical support on our products, and to provide our professional services.

Research and development expenses. Our research and development, or R&D, expenses include the personnel and related overhead associated with the research and development of new product offerings and the enhancement of our existing software offerings.

Sales and marketing expenses. Our sales and marketing expenses include the costs of the personnel and related overhead associated with the sale and marketing of our license and service offerings, as well as the cost of certain specific marketing initiatives, including our annual VMworld conference.

General and administrative expenses. Our general and administrative expenses include the personnel and related overhead costs of supporting the overall business. These expenses include the costs associated with our finance, facilities, human resources, IT infrastructure and legal departments.

Results of Operations

Revenues

Our revenues for the years ended 2007, 2006 and 2005 are as follows (table in millions):

	For the Year Ended December 31,		
	2007	2006	2005
Revenues:			
License	$ 905.4	$491.9	$287.0
Services	420.4	212.0	100.1
	$1,325.8	$703.9	$387.1
Percentage of revenues:			
License	68.3%	69.9%	74.1%
Services	31.7%	30.1%	25.9%
	100.0%	100.0%	100.0%
Revenues:			
United States	$ 720.6	$391.6	$209.6
International	605.2	312.3	177.5
	$1,325.8	$703.9	$387.1
Percentage of revenues:			
United States	54.4%	55.6%	54.1%
International	45.6%	44.4%	45.9%
	100.0%	100.0%	100.0%

Total revenues were $1,325.8 in 2007, $703.9 in 2006 and $387.1 in 2005, representing year-over-year increases of $621.9 or 88% in 2007 and $316.8 or 82% in 2006. The growth in revenues in 2007 reflected an increase of $413.5 in license revenue and an increase of $208.4 in services revenue as compared to 2006. The growth in revenues in 2006 reflected an increase of $204.9 in license revenue and an increase of $111.9 in services revenue as compared to 2005. We market and sell our products largely through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators. One distributor accounted for 23%, 29% and 30% of revenues in 2007, 2006 and 2005, respectively. Additionally, another distributor and a channel partner accounted for 12% and 11% of revenues in 2007, respectively. International revenue as a percentage of total revenue was 46% in 2007, 44% in 2006 and 46% in 2005.

Our revenue contracts with international customers are denominated in U.S. dollars.

License Revenues. Software license revenues were $905.4 in 2007, $491.9 in 2006 and $287.0 in 2005, representing year-over-year increases of $413.5 or 84% in 2007 and $204.9 or 71% in 2006. We believe a significant majority of the revenue growth in 2007 compared to 2006, as well as 2006 compared to 2005, is the result of increased sales volumes, driven largely by greater demand for our virtualization product offerings attributable to wider market acceptance of virtualization as part of organizations' IT infrastructure, a broadened product portfolio and expansion of our network of indirect channel partners. Although we expect our license revenue to continue to grow throughout 2008, we expect the rate of growth to decelerate due primarily to the size and scale of our business. Changes in current market and economic conditions could impact this outlook.

We divide our license revenues into two classes: (1) Virtualization Platforms and (2) Virtual Infrastructure Automation and Management. Our Virtualization Platforms include a hypervisor for system partitioning that provides the capability to safely, securely and efficiently run multiple operating systems with their applications simultaneously while providing resource guarantees. These products provide the core functionality and the enabling capabilities for our second class of products, Virtual Infrastructure Automation and Management, to automate system infrastructure services, such as resource management, availability, mobility and security, manage a virtualized environment and automate the interaction between various IT constituencies and the virtual infrastructure for a specific set of point solutions. Revenues from Platforms were \$347.9, \$281.3, and \$204.7 in 2007, 2006, and 2005, respectively. As a percentage of license revenues, revenues from Platforms were 38%, 57% and 71% in 2007, 2006 and 2005, respectively. Revenues from Automation and Management were \$557.5, \$210.6, and \$82.3 in 2007, 2006, and 2005 respectively. As a percentage of license revenues, revenues from the Automation and Management class were 62%, 43% and 29% in 2007, 2006 and 2005, respectively. The stronger growth in the Automation and Management class is due to our end-user customers' demand for software that capitalizes on the benefits of the virtualization platform to drive more efficient, reliable, and flexible system infrastructure. Late in the second quarter of 2006, we introduced several new products in the Automation and Management class which were the chief drivers of the growth in that class. We expect that the Automation and Management class of products will continue to grow more rapidly than the Platforms class throughout 2008.

We sell our products through a network of channel partners, which includes distributors, resellers, x86 system vendors and systems integrators. More than 70% of our orders for each of the three years presented occurred through our 15 largest direct channel partners, including one distributor which represented 23%, 29% and 30% of our revenue in 2007, 2006 and 2005, respectively. Additionally, another distributor represented 12% of our revenue in 2007. As we expand geographically, we may add additional direct channel partners; however, approximately 90% of the increases in orders in 2007 and 2006 resulted from increased sales volumes through our existing direct channel partners. These increases were driven by several factors, including greater demand for our virtualization product offerings attributable to wider market acceptance of virtualization as part of an organization's IT infrastructure, a broadened product portfolio and expansion of our indirect channel partner network.

We have nearly 10,000 indirect channel partners as of December 31, 2007, an increase of nearly 6,000 from December 31, 2006. Over 1,500 and 1,000 new indirect channel partners were added during 2006 and 2005, respectively. These indirect channel partners obtain software licenses and services from our distributors and x86 system vendors and market and sell them to end-user customers. In addition, we have a direct sales force that complements these efforts. Our sales force works with our channel partners to introduce them to customers and new sales opportunities. Our channel partners also introduce our sales force to their customers.

The percentage of orders greater than fifty thousand dollars in 2007, compared to 2006, increased modestly, and we experienced an increase in the percentage of orders greater than fifty thousand dollars in 2006 as compared to 2005. License orders from our distributors and end-user customers which were greater than fifty thousand dollars were approximately 32% of license revenues in 2007, approximately 30% of license revenues in 2006 and approximately 23% of license revenues in 2005. Although we remain a high-volume transaction business, we believe an increase in the number of orders greater than fifty thousand dollars in the comparative periods is a result of broader acceptance of virtualization solutions for organizations' IT infrastructure, a trend toward end-user customers using our products broadly across their organizations, and a result of more customers entering into multi-year enterprise license agreements. We anticipate this trend will continue.

Geographically, international revenue was \$605.2 or 46% of 2007 total revenue. In 2006, international revenue was 44% of total 2006 revenue, and in 2005, international revenue represented 46% of total 2005 revenue. Although there is not a significant change between each period, we believe the slight increase in international revenue in 2007 was primarily attributable to our focus on our international sales and marketing efforts to address the global market of virtualization.

Although many of the Company's products are available individually, they are generally sold in product bundles which encompass most of the Company's products. As we develop new products, they are typically sold as a new component to a bundle of products. Customers generally purchase the most recent bundle. Late in the fourth quarter of 2007, we released Virtual Infrastructure 3.5 and added different functionality to each of our product bundles. We maintained the price on our Enterprise product bundle, but lowered the price on our Standard product bundle by 20%. The impact of this pricing change was not significant in the fourth quarter, however this change could have an impact in the future depending on if customers elect to purchase the Standard product bundle over the Enterprise product bundle. Late in the second quarter of 2006, we introduced a new Enterprise product bundle which largely replaced the previous product bundle. We added three unique products to this bundle and increased the corresponding list price by 15%. This price increase was partially offset by decreasing prices on certain core platform products. In some cases, we began providing these products for free. The impact of pricing on revenue growth in 2006 compared to 2005 was less than 10% of the overall increase in revenue.

As hardware and processors become more powerful, we will have to adapt our product and service offerings to take advantage of the increased capabilities. If we are unable to do so, then our revenue and market share could be adversely affected.

Services Revenues. Services revenues were $420.4 in 2007, $212.0 in 2006 and $100.1 in 2005, representing year-over-year increases of $208.4 or 98% in 2007 and $111.9 or 112% in 2006. Services revenues consist of software maintenance and professional services revenues. The increases in services revenues in 2007 and 2006 were primarily attributable to growth in our software maintenance revenues. This growth reflects the increase in our license revenues and renewals to customer contracts. Professional services revenues increased due to growing demand for design and implementation services and training programs, as end-user organizations deployed virtualization across their organizations. Given the reasons cited above including the increased number of multi-year enterprise license agreements, we expect that service revenue will compose a larger proportion of our revenue mix and revenue growth in 2008.

Operating Expenses, GAAP and Non-GAAP

Information about our operating expenses with and without stock-based compensation is as follows (table in millions):

	For the Year Ended December 31,								
	2007			2006			2005		
	GAAP	Stock-Based Compensation	Non-GAAP, As Adjusted	GAAP	Stock-Based Compensation	Non-GAAP, As Adjusted	GAAP	Stock-Based Compensation	Non-GAAP, As Adjusted
Operating expenses:									
Cost of license revenues [1]	$ 80.9	$ (0.6)	$ 80.3	$ 59.2	$ (0.1)	$ 59.1	$ 40.3	$ —	$ 40.3
Cost of services revenues	137.8	(6.1)	131.7	64.2	(2.4)	61.8	24.9	(1.3)	23.6
Research and development	285.9	(42.9)	243.0	148.3	(26.3)	122.0	72.6	(14.7)	57.9
Sales and marketing	450.2	(26.2)	424.0	238.3	(12.0)	226.3	125.0	(5.3)	119.7
General and administrative	135.7	(16.6)	119.1	69.6	(10.4)	59.2	30.8	(5.8)	25.0
In-process research and development	—	—	—	3.7	—	3.7	—	—	—
Total operating expenses	$1,090.5	$(92.4)	$998.1	$583.3	$(51.2)	$532.1	$293.6	$(27.1)	$266.5
Percentage of revenues:									
Cost of license revenues	6.1%		6.1%	8.4%		8.4%	10.4%		10.4%
Cost of services revenues	10.4		9.9	9.1		8.8	6.4		6.1
Research and development	21.6		18.3	21.1		17.3	18.8		15.0
Sales and marketing	34.0		32.0	33.9		32.1	32.3		30.9
General and administrative	10.2		9.0	9.9		8.4	8.0		6.5
In-process research and development	—		—	0.5		0.5	—		—
Total operating expenses	82.3%		75.3%	82.9%		75.5%	75.9%		68.9%

(1) Included in the cost of license revenues is the amortization of capitalized software development costs of $36.4 in 2007, $22.3 in 2006 and $6.2 in 2005.

Costs of revenues without stock-based compensation are non-GAAP financial measures. See—"Non-GAAP Financial Measures" below.

Cost of Revenues

Our cost of revenues were $218.7 in 2007, $123.4 in 2006 and $65.2 in 2005, representing year-over-year increases of $95.3 or 77% in 2007 and $58.2 or 89% in 2006. The increases in our cost of revenues were primarily attributable to increased direct support, professional services personnel and third-party professional services costs to support the increased services revenues. These costs accounted for $74.4 and $43.3 of the increase in 2007 and 2006, respectively. Included in the cost of revenues is the amortization of capitalized software development costs which were $36.4 in 2007, $22.3 in 2006 and $6.2 in 2005, representing year-over-year increases of $14.1 in 2007 and $16.1 in 2006.

Research and Development ("R&D") Expenses

Our R&D expenses were $285.9 in 2007, $148.3 in 2006 and $72.6 in 2005, representing year-over-year increases of $137.7 or 93% in 2007 and $75.7 or 104% in 2006. As a percentage of revenues, R&D expenses were 22%, 21% and 19% in 2007, 2006 and 2005, respectively. The modest annual increases in R&D expenses as a percentage of revenues were primarily attributable to incremental headcount to support the growth of our business. The increase in R&D expenses consisted primarily of increased salaries, benefits expense, stock-based compensation expense and consulting fees, resulting from the deployment of additional resources to support new product development. Salaries, benefits expense, and consulting fees increased by $98.2 in 2007 and $50.9 in 2006. Administrative costs, including travel, equipment, facilities and depreciation, increased by $31.4 in 2007 and $10.4 in 2006. Total stock-based compensation expense attributable to R&D personnel increased by $16.6 in 2007 and $11.7 in 2006. These increases are partially offset by an increase in software capitalization of $13.8 to $56.8 (including $9.1 of stock-based compensation) in 2007, compared with $43.0 (including $10.5 of stock-based compensation) in 2006, due primarily to more resources working on products that reached technological feasibility in 2007. Additionally, software capitalization increased by $17.9 to $43.0 in 2006, compared with $25.1 in 2005 due primarily to our Virtual Infrastructure software product reaching technological feasibility.

Sales and Marketing Expenses

Our sales and marketing expenses were $450.2 in 2007, $238.3 in 2006 and $125.0 in 2005, representing year-over-year increases of $211.9 or 89% in 2007 and $113.4 or 91% in 2006. As a percentage of revenues, sales and marketing expenses were 34%, 34% and 32% in 2007, 2006 and 2005, respectively. The increases in sales and marketing expenses in absolute dollars were primarily the result of higher salaries, benefits expense and stock-based compensation expense due to both increases in sales and marketing personnel and higher commission expense resulting from increased sales volume. Salaries and benefits expense, including commissions, increased by $128.2 in 2007 and $51.3 in 2006. Administrative costs, including travel, equipment, facilities and depreciation, increased by $38.0 in 2007 and $7.3 in 2006, marketing programs increased by $12.9 in 2007 and $15.1 in 2006, and stock-based compensation expense increased by $14.3 in 2007 and $6.7 in 2006.

General and Administrative Expenses

Our general and administrative expenses were $135.7 in 2007, $69.6 in 2006 and $30.8 in 2005, representing year-over-year increases of $66.1 or 95% in 2007 and $38.8 or 126% in 2006. As a percentage of revenues, general and administrative expenses were 10%, 10% and 8% in 2007, 2006 and 2005, respectively. These expenses increased primarily as a result of additional salaries, benefits expense and stock-based compensation expense resulting from the additional resources to support the growth of our business and to expand our own administrative functions, including our finance and legal functions, in response to being a public company. Salaries and benefits expense increased by $27.2 in 2007 and $9.5 in 2006. Administrative costs, including travel, equipment, facilities and depreciation, increased by $13.8 in 2007 and $11.7 in 2006. Stock-based compensation expense increased by $6.2 in 2007 and $4.6 in 2006. Other administrative costs, such as legal, audit and tax fees increased by $7.2 in 2007 and $1.1 in 2006. Partially offsetting these cost increases was a reimbursement of $3.3 received in 2005 of legal fees incurred in previous years. Other administrative costs increased in 2007 increased primarily as a result of the costs related to the voluntary exchange offer we conducted in connection with our initial public offering of our Class A common stock in August 2007, that permitted our eligible employees to exchange their existing EMC stock options and restricted stock awards for our new VMware Class A common stock options and restricted Class A common stock awards (the "Exchange Offer"), and non-capitalizable costs related to the IPO.

Stock-Based Compensation Expense

Stock-based compensation expenses were $92.4 in 2007, $51.2 in 2006 and $27.1 in 2005, representing year-over-year increases of $41.2 or 80% in 2007 and $24.2 or 89% in 2006. Stock-based compensation primarily increased in absolute dollars in 2007 compared with 2006 due to broad-based stock option and restricted stock unit grants under the VMware 2007 Equity and Incentive Plan made late in the last three quarters of 2007. In 2006, we adopted Financial Accounting Standard No. 123R, "Share-Based Payment," or FAS No. 123R, to account for stock-based compensation. We applied FAS No. 123, "Accounting for Stock-Based Compensation" in proforma disclosures and Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in 2005. Because of the application of the different accounting methods under the different standards, stock-based compensation expenses for 2006 and 2005 may not be comparable.

Between the time of our acquisition by EMC in January 2004 and our IPO in August 2007, we did not issue equity awards in our stock to our employees. Prior to the IPO, employees received stock-based compensation in the form of EMC stock options and restricted stock awards and units as a result of grants made by EMC's Board of Directors. In connection with the IPO, we conducted the Exchange Offer, pursuant to which we offered our eligible employees the ability to exchange their existing EMC options and restricted stock awards for options to purchase our Class A common stock and restricted stock awards of our Class A common stock, respectively.

In the Exchange Offer, approximately 11.0 million shares (approximately 89% of the eligible awards) of EMC stock options were tendered for exchange. Approximately 4.7 million shares (approximately 81% of the eligible awards) of EMC restricted stock were tendered for exchange. At the IPO price of $29.00 per share, EMC's two-day volume-weighted average trading price prior to the consummation of the IPO for the two days ended August 10, 2007 of $17.74 per share and an exchange ratio of 0.6116, approximately 6.7 million options to purchase VMware Class A common stock, with a weighted average exercise price of $19.94 and approximately 2.9 million shares of VMware restricted Class A common stock were issued in the exchange. The incremental stock-based compensation expense resulting from the exchange of equity instruments was not material. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note J—Stockholders' Equity (Deficit)."

As of December 31, 2007, the total unamortized fair value of outstanding VMware equity-based awards and EMC equity-based awards held by VMware employees was approximately $388.5. This amount will be recognized over the awards' requisite service periods, and is expected to result in stock-based compensation expense of approximately $136.6, $110.3, $95.0, $46.5 and $0.1 for the years ended 2008, 2009, 2010, and 2011, and 2012, respectively. The annual expense is subject to the amount of stock-based compensation that may be capitalized as costs incurred with the development of new software products and also software developed for internal use, the amount of awards that ultimately vest, and also the acceleration of expense related to restricted stock units ("RSUs") and restricted stock awards ("RSAs") if certain performance goals are achieved.

In future periods, our stock-based compensation expenses are expected to increase as a result of a full year of expense recognition related to grants made under the VMware 2007 Equity and Incentive Plan in the last three quarters of 2007 as well as additional equity grants in future periods.

Approximately 3.5 million equity awards will become eligible to trade in each of the first, third, and fourth quarters of 2008. In the second quarter of 2008, approximately 11 million equity awards will become eligible to trade. The number of equity awards eligible to trade in the second quarter of 2008 is higher than the other quarters in 2008 primarily due to the first-year anniversary vesting of grants made prior to our IPO in the second quarter of 2007.

In-Process Research and Development ("IPR&D") Expenses

We had no IPR&D expense in 2007 or 2005. IPR&D expense was $3.7 in 2006, attributable to our acquisition of Akimbi Systems, Inc.

Intangible Assets

In the years ending December 31, 2007, 2006 and 2005, we amortized $25.7, $25.5 and $26.1, respectively, for purchased intangible assets. Amortization expense was comparatively flat in 2007 compared to 2006 and 2006 compared to 2005 due to additional amortization for new acquisitions offset by decreasing amortization for historical acquisitions. The amortization expense was classified as follows in the consolidated income statements (table in millions):

	For the Year Ended December 31,		
	2007	2006	2005
Costs of license revenues	$21.2	$21.8	$23.4
Sales and marketing	2.6	2.2	1.8
General and administrative	1.9	1.5	0.9
	$25.7	$25.5	$26.1

Operating Income

Our operating income was $235.3 in 2007, $120.6 in 2006 and $93.6 in 2005, representing year-over-year increases of $114.7 or 95% in 2007 and $27.0 or 29% in 2006. Operating margins were 18% in 2007, 17% in 2006 and 24% in 2005. Most of the decrease in operating income in 2006 as compared to 2005 as a percentage of revenue was a result of increased salaries and benefits as we expanded our research and development, sales and marketing and general and administrative spending to support our revenue growth and to expand future product offerings in what may be a substantially more competitive environment.

The net effect of capitalizing and amortizing software development costs contributed to the increase in operating margin in 2007. Net capitalized software development costs increased operating income by $20.4 in 2007 due primarily to more resources working on products that reached technological feasibility in 2007, and increased operating income by $20.7 in 2006 primarily because our Virtual Infrastructure software product reached technological feasibility.

A portion of our costs of revenues, primarily the costs of personnel to deliver technical support on our products, and a portion of our operating expense primarily related to sales, sales support and research and development, are denominated in foreign currencies, primarily the Euro, the British pound, the Japanese yen, the Indian rupee, the Australian dollar and the Canadian dollar. These costs and the resulting effect on operating income are exposed to foreign exchange rate fluctuations. As a result of fluctuations in foreign currency values compared to the U.S. dollar, operating income decreased by $18.6 in 2007 and $2.8 in 2006. The effect in 2005 was not significant. If the dollar continues to weaken in relation to other currencies such as the Euro throughout 2008, we expect this to have a negative effect on our operating margins in 2008.

Investment Income

Investment income was $22.9 in 2007, $2.5 in 2006 and $0.5 in 2005. Investment income consists of interest earned on cash and cash equivalent balances. Investment income increased in 2007 compared to 2006 due to higher cash and cash equivalent balances primarily a result of the proceeds we received from our IPO and the sale of shares of our Class A common stock to Intel Capital.

Interest Income (Expense) with EMC, Net

Interest expense with EMC, net, was $17.8 in 2007, and interest income with EMC, net, was $0.3 and $2.1 in 2006 and 2005, respectively. In 2007, interest expense with EMC, net, consisted primarily of $26.6 in interest expense incurred on the note issued to EMC in April 2007, offset by interest income of $8.8 earned on amounts due to us from EMC on our intercompany balance. In 2006 and 2005, the balance consisted of interest income (expense) earned (incurred) on our intercompany balance with EMC.

Provision for Income Taxes

Our effective income tax rate was 9.3% for 2007, 30.1% for 2006 and 30.0% for 2005.

The change in the effective rate which decreased to 9.3% in 2007 from 30.1% in 2006 was primarily attributable to the decrease in the other non-deductible permanent differences of 17.2 percentage points from 2006 to 2007. This decrease was primarily attributable to the change of the Company's tax structure, whereby income in 2007 earned abroad principally qualifies for deferral from United States taxation, whereas in 2006 the income was principally taxed in the United States. The other significant contributing factor to the decrease in the effective tax rate from 2006 to 2007 was that our aggregate income tax rate in foreign jurisdictions, which is typically lower than our income tax rate in the United States, resulted in an increase of a favorable tax benefit of 4 percentage points from 2006 to 2007. Offsetting this favorable tax benefit was the decrease in the generated tax credits by 0.4 percentage points from 2006 to 2007.

The effective tax rates in 2006 and 2005 were essentially the same at 30.1% and 30.0%. We derived a tax benefit from our aggregate income tax rate in foreign jurisdictions which is typically lower than our income tax rate in the United States resulting in an increase in the favorable rate impact of 4.3 percentage points from 2005 to 2006. We generated tax credits which increased our favorable tax benefits by 1.0 percentage point from 2005 to 2006. The state taxes net of federal income tax benefit decreased from 2005 to 2006 by 0.7 percentage points which was also a favorable adjustment to the effective tax rate in 2006. Offsetting these was the unfavorable change in other non-deductible permanent differences which increased by 6.1 percentage points from 2005 to 2006. The increase in the other nondeductible permanent differences from 2005 to 2006 is primarily attributable to the phase-out of the Extraterritorial income tax benefit which was repealed by the American Jobs Creation Act of 2004.

Our effective tax rate for 2008 is expected to be higher due in part to the repeal of the U.S. Federal R&D tax credit. The effective tax rate for 2008 is based upon the income for the year, the composition of the income in different countries, and adjustments, if any, for the potential tax consequences, benefits, resolutions of audits or other tax contingencies. Our aggregate income tax rate in foreign jurisdictions is lower than our income tax rate in the United States.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), Use of Non-GAAP Financial Measures in Commission Filings, and other Securities Exchange Commission ("SEC") regulations define and prescribe the conditions for use of certain non-GAAP financial information. Our measures of costs of revenues and operating expenses without stock-based compensation meet the definition of non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of our performance, should be considered in addition to, not as a substitute for or in isolation from, measures of our financial performance prepared in accordance with GAAP. We provide this information to show the impact of stock-based compensation on our results of operations, as it is excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly), and because determining the fair value of the related equity awards involves a high degree of judgment and estimation.

Costs of revenues and operating expenses without stock-based compensation have limitations due to the fact that they do not include all expenses related to the compensation of our people. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, the cash salary expense included in our costs of revenues and operating expenses would be higher. We compensate for this limitation by providing supplemental information about outstanding stock-based awards in the footnotes to our financial statements. Stock-based compensation programs are an important element of our compensation structure and all forms of stock-based awards are valued and included as appropriate in results of operations. Management strongly encourages shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Liquidity and Capital Resources

Our cash flows for 2007, 2006 and 2005 were as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Net cash provided by operating activities	$ 552.4	$ 279.9	$ 238.2
Net cash used in investing activities	$(403.7)	$(142.4)	$ (45.7)
Net cash provided (used) by financing activities	$ 906.3	$ —	$(190.0)

In 2007, our operating cash flow reflected net income generated during the period of $218.1, adjusted for non-cash items such as depreciation and amortization expense of $104.0 and stock-based compensation of $92.4. Additionally, working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $138.0 primarily the result of an increase in deferred revenue of $242.1 due to the growth in our business. This was offset by increases in accounts receivable of $89.0 also due to the growth in our business and an increase in deferred income tax assets. As of December 31, 2007, our deferred revenue balance consisted of deferred license revenues of $54.3 and deferred service revenues of $498.5, of which $363.3 was classified as current.

In 2006, our operating cash flow reflected net income generated during the period of $86.0, adjusted for non-cash items such as depreciation and amortization expense of $66.6 and stock-based compensation of $51.2. Additionally, working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $67.4, primarily the result of an increase in total deferred revenue of $158.1. Our deferred revenue balance consisted of deferred license revenues of $65.4 and deferred services revenues of $241.1 at December 31, 2006, of which $242.6 was classified as current. The increase in deferred revenue was partially offset by an increase in accounts receivable of $98.0 due to increased revenue and an increase in net receivables due from EMC of $48.4.

In 2005, our operating cash flow reflected net income generated during the period of $66.8, adjusted for non-cash items such as depreciation and amortization expense of $39.5 and stock-based compensation of $27.1. Working capital, including short- and long-term deferred revenue, income taxes payable and deferred income taxes, generated cash flow of $104.7, primarily the result of an increase in total deferred revenue of $79.5. Our deferred revenue balance consisted of deferred license revenues of $51.2 and deferred services revenues of $97.3 at December 31, 2005, of which $131.6 was categorized as current. Additionally, our operating cash flow was positively impacted by increased income taxes payable to EMC of $44.1 and increased net payable due to EMC of $29.3. These increases in deferred revenue and amounts owed to EMC were partially offset by an increase in accounts receivable of $52.0 due to increased revenue.

Cash used in investing activities was $403.7 in 2007, $142.4 in 2006 and $45.7 in 2005. Cash paid for business acquisitions, net of cash acquired, was $82.5, $46.5 and $2.2 in 2007, 2006 and 2005, respectively. Capital additions were $269.0, $52.6 and $20.7 in 2007, 2006 and 2005, respectively. Capital additions increased in 2007 compared to 2006 primarily due to costs related to our new headquarters facilities. We purchased furniture and fixtures for the new facilities and invested cash in the remaining buildings under development, as well as we purchased the buildings already under construction from EMC for $132.6. In addition to investment in our headquarters facilities in 2007, we purchased computer and network equipment to support increased personnel and related infrastructure requirements. The increase in capital additions from 2006 to 2005 was attributable to supporting the growth of the business. Capitalized software development costs, which exclude stock-based compensation expenses, were $47.7, $32.5 and $21.6 in 2007, 2006 and 2005, respectively. The increase in capitalized software development costs in 2007 compared to 2006 was due primarily to more resources working on products that reached technological feasibility in 2007. In 2006, our Virtual Infrastructure software product reached technological feasibility.

Cash provided (used) by financing activities was $906.3 in 2007 and ($190.0) in 2005. We had no financing activities in 2006. Cash provided by financing activities in 2007 were primarily due to the completion of our IPO and sale of 37,950,000 shares of our Class A common stock. The net proceeds of the IPO to us were $1,035.2 after deducting underwriters' discounts and offering expenses. Also in 2007, Intel Capital purchased 9.5 million shares of our Class A common stock at twenty-three dollars per share for a net purchase price of $218.3, net of issuance costs. Subsequent to our IPO in August 2007, we used a portion of the proceeds from the IPO to repay $350.0 of principal on the intercompany note payable owed to EMC. Cash used in financing activities in 2005 resulted from dividends we paid to EMC.

Our cash and cash equivalents balance was $1,231.2 in 2007, $176.1 in 2006 and $38.7 in 2005. Based on our current operating and capital expenditure forecasts, we believe that the combination of funds currently available and funds to be generated from operations will be adequate to finance our ongoing operations for at least the next twelve months.

To date, inflation has not had a material impact on our financial results.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Guarantees and Indemnification Obligations

We enter into agreements in the ordinary course of business with, among others, distributors, resellers, x86 system vendors and systems integrators. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret and/or other intellectual property right. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made certain guarantees regarding the performance of our systems to our customers.

Contractual Obligations

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2007:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years (1)	3-5 years (2)	More than 5 years
Note payable to EMC (3)	$450.0	$ —	$—	$450.0	$ —
Operating leases	394.8	26.5	52.6	35.6	280.1
Purchase orders	110.2	105.0	5.2	—	—
FIN No. 48 (4)	18.3	—	—	—	—
Total	$973.3	$131.5	$57.8	$485.6	$280.1

(1) Includes payments from January 1, 2009 through December 31, 2010.

(2) Includes payments from January 1, 2011 through December 31, 2012.

(3) The note is due and payable in full on or before April 16, 2012, however, we can pay down the note at an earlier date in full or in part at our election.

(4) As of December 31, 2007, we had $18.3 of non-current net unrecognized tax benefits under FIN No. 48. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to these obligations.

Our operating leases are primarily for office space around the world. While our purchase orders are generally cancelable without penalty, certain vendor agreements provide for percentage-based cancellation fees or minimum restocking charges based on the nature of the product or service.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of generally accepted accounting principles that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note A to our consolidated financial statements.

Accounting for Stock Options

In 2006, we adopted Financial Accounting Standard No. 123R, "Share-Based Payment," or FAS No. 123R, to account for stock-based compensation expense. FAS No. 123R requires recognizing compensation costs for all share-based payment awards made to employees based upon the awards' estimated grant date fair value. Additionally, we applied the provisions of SEC Staff Accounting Bulletin No. 107 on Share-Based Payment to our adoption of FAS No. 123R. Our financial statements include the adoption of FAS No. 123R using the modified prospective transition method of adoption, which does not result in the restatement of results from prior periods. Prior to 2006, we elected to account for these share-based payment awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25, and elected to only disclose the pro forma impact of expensing the fair value of stock options in the notes to the financial statements.

We elected to estimate the fair value of employee stock option awards and the ESPP using the Black-Scholes option pricing model. The determination of the fair value of our share-based payment awards on the date of grant using the Black-Scholes option pricing model is affected by our stock price, as well as assumptions regarding a number of subjective variables. These variables include the expected stock price volatility over the term of the awards, the risk-free interest rate associated with the expected term of the awards, expected dividends and actual and projected employee stock option exercise behaviors. If any of the assumptions used in the Black Scholes option pricing model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differs from our current estimates, such amounts will be recorded as an adjustment in the period the estimates are revised. Should our actual forfeitures differ from our estimates, this could have a material impact on our financial statements.

Revenue Recognition

We derive revenue from the licensing of software and related services. We recognize revenue for software products and related services in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

Our assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

We recognize license revenue from the sale of software when risk of loss transfers, which is generally upon shipment or electronic transfer. We license our software under perpetual licenses, through our direct sales force and through our channel of distributors, resellers, x86 system vendors and systems integrators. We defer revenue relating to products that have shipped to our channel until our products are sold through the channel. We estimate and record reserves for products that are not sold through the channel based on historical trends and relevant current information. We obtain sell-through information from distributors and resellers on a monthly basis and reconcile any estimates, if necessary, made in the previous month. Historically, actual information has not differed materially from the related estimate. For our indirect channel partners who do not report sell-through data, we determine sell-through information based on such distributors' and resellers' accounts receivable balances and other relevant factors. For x86 system vendors, revenue is recognized in arrears upon the receipt of binding royalty reports. The accuracy of our reserves depends on our ability to estimate the product sold through the channels and could have a significant impact on the timing and amount of revenue we report.

We offer rebates to channel partners, which are recognized as a reduction of revenue at the time the related product sale is recognized. We account for marketing development funds and sales incentives to channel partners as a reduction of revenue. When rebates are based on the set percentage of actual sales, we recognize the costs of the rebates as a reduction of revenue when the underlying revenue is recognized. In cases where rebates are earned if a cumulative level of sales is achieved, we recognize the cost of the rebates as a reduction of revenue proportionally for each sale that is required to achieve the target. The estimated reserves for channel rebates and sales incentives are based on channel partners' actual performance against the terms and conditions of the programs, historical trends and the value of the rebates. The accuracy of these reserves for these rebates, marketing development funds and sales incentives depends on our ability to estimate these items and could have a significant impact on the timing and amount of revenue we report.

Although our return policy does not allow end-users to return products for a refund, we may accept returns from time to time. Channel partners may also rotate stock when new versions of a product are released. The product returns reserve is based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions and promotions and other relevant factors. The accuracy of these reserves depends on our ability to estimate sales returns and stock rotation among other criteria. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Our services revenue consists of software maintenance and professional services. We recognize maintenance revenues ratably over the contract period. Professional services include design, implementation and training. Professional services are not considered essential to the functionality of our products because these services do not alter the product capabilities and may be performed by our customers or other vendors. Professional services engagements that have durations of 90 days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than 90 days for which we are able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other engagements is recognized upon completion. However, if we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Our software products are sold with maintenance and/or professional services. Vendor-specific objective evidence ("VSOE") of fair value of professional services is based upon the standard rates we charge for such services when sold separately. VSOE for maintenance services is established by the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate for maintenance included in the license agreement. The revenue allocated to software license included in multiple element contracts represents the residual amount of the contract after the fair value of the other elements has been determined.

Customers under maintenance agreements are entitled to receive product updates and upgrades on a when-and-if-available basis. In the event upgrades or new products have been announced but not delivered, product revenue is deferred after the announcement date until delivery occurs unless we have established VSOE of fair value for the upgrade or new product. VSOE of fair value for these upgrades or new products is established based upon the price set by management. We have a history of selling these upgrades or new products on a stand-alone basis. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent with the sale of these elements on a stand-alone basis. This could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Asset Valuation

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, goodwill, capitalized software development costs and other intangible assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon the creditworthiness of our customers, historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate, our actual bad debt experience could exceed our estimate. We capitalize software development costs once our projects have reached technological feasibility at the earlier of completion of a detailed project design or a working model. Changes in judgment as to when technological feasibility is reached could materially impact the amount of costs capitalized. We amortize capitalized software development costs over periods ranging from 18 to 24 months, which represent the products' estimated useful lives. Changes in the periods over which we actually generate revenues or the amounts of revenues generated could result in different amounts of amortization. Other intangible assets are evaluated based upon the expected period during which the asset will be utilized, forecasted cash flows, changes in technology and customer demand. Changes in judgments on any of these factors could materially impact the value of the asset. Our goodwill valuation is based upon a discounted cash flow analysis. The analysis considers estimated revenue and expense growth rates. The estimates are based upon our historical experience and projections of future activity, considering customer demand, changes in technology and a cost structure necessary to achieve the related revenues. Changes in judgments on any of these factors could materially impact the value of the asset.

Accounting for Income Taxes

In calculating our income tax expense, management judgment is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider future market growth, forecasted earnings, future taxable income, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed.

The amount of income tax we pay is subject to audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which our earnings or deductions are realized may differ from our current estimates. As a result, our effective tax rate may fluctuate significantly on a quarterly basis.

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the quarter the impairment is recorded.

We do not provide for a U.S. income tax liability on undistributed earnings of our foreign subsidiaries. The earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

Income taxes are calculated on a separate tax return basis, although we are included in the consolidated tax return of EMC. The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to our tax sharing agreement with EMC is presented as a component of additional paid-in capital.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, "Fair Value Measurements," or FAS No. 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. We are currently evaluating the potential impact of FAS No. 157 on our financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115," or FAS No. 159. The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of FAS No. 159 on our financial position and results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007) or FAS No. 141R, "Business Combinations". This statement establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS No. 141 (revised 2007) is effective for fiscal years beginning after December 15, 2008. The impact of the standard on our financial position and results of operation will be dependent upon the number of and magnitude of acquisitions that are consummated once the standard is effective.

In December 2007, the FASB issued FAS No. 160 or FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51". The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and therefore deconsolidation of a subsidiary. FAS No. 160 is effective for fiscal years beginning after December 15, 2008. We do not expect the standard to have a material impact on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

International revenue as a percentage of total revenues was 46% in 2007, 44% in 2006 and 46% in 2005. Our revenue contracts are denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars. A portion of our cost of revenues, primarily the cost of personnel to deliver technical support on our products, and a portion of our operating expense related to sales and sales support and research and development, are denominated in foreign currencies, primarily the Euro, the British pound, the Japanese yen, the Indian rupee, the Australian dollar and the Canadian dollar. These costs and the resulting effect on operating income are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, operating costs may differ materially from expectations. The Company does not hedge its exposure to foreign currency fluctuation. If the dollar weakened by 10% in relation to the Euro, this would result in additional expense of approximately $18 million.

Interest Rate Risk

Our exposure to market risk relates primarily to the variable interest obligation on the note we incurred to fund an $800.0 dividend to EMC in the form of a note. The dividend was declared in April 2007, but given retroactive effect as of December 31, 2006. Subsequent to receiving the proceeds from the IPO in August 2007, we repaid $350.0 million of principal on the note. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points, with interest payable quarterly in arrears. The interest rate on the note payable as of December 31, 2007 was 5.78%, and the weighted average interest rate on the note payable for 2007 was 5.86%. The note may be repaid, without penalty, at any future point. If our interest rates were to instantaneously increase (decrease) 100 basis points from the December 31, 2007 rate, our annual interest expense would increase (decrease) by $4.5 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VMware, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Note: All other financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of VMware, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of VMware, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 20, 2008

VMware, Inc.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$1,231,168	$ 176,134
Accounts receivable, less allowance for doubtful accounts of $1,603 and $2,139	283,824	193,710
Due from EMC, net	—	2,245
Deferred tax asset	54,386	27,656
Other current assets	33,956	22,686
Total current assets	1,603,334	422,431
Property and equipment, net	276,983	48,675
Other assets, net	71,695	49,912
Deferred tax asset	72,249	20,935
Intangible assets, net	32,073	43,515
Goodwill	639,366	560,482
Total assets	$2,695,700	$1,145,950
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 61,503	$ 44,227
Accrued expenses	173,610	103,321
Due to EMC, net	2,759	—
Income taxes payable to EMC, current portion	68,823	87,598
Deferred revenue, current portion	363,317	242,603
Total current liabilities	670,012	477,749
Note payable to EMC	450,000	800,000
Deferred revenue, net of current portion	189,479	63,912
Deferred tax liability	27,327	30,579
Income taxes payable to EMC, net of current portion	18,265	4,522
Commitments and contingencies (see Note I)		
Stockholder's equity (deficit):		
Class A common stock, par value $.01; authorized 2,500,000 shares; issued and outstanding 82,924 and 32,500 shares	829	325
Class B convertible common stock, par value $.01; authorized 1,000,000 shares; issued and outstanding 300,000 shares	3,000	3,000
Additional paid-in capital	1,352,788	—
Accumulated deficit	(16,000)	(234,137)
Total stockholders' equity (deficit)	1,340,617	(230,812)
Total liabilities and stockholders' equity (deficit)	$2,695,700	$1,145,950

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share amounts)

	For the Year Ended December 31,		
	2007	2006	2005
Revenues:			
License	$ 905,368	$491,902	$287,006
Services	420,443	212,002	100,068
	1,325,811	703,904	387,074
Operating expenses:			
Cost of license revenues	80,876	59,202	40,340
Cost of services revenues	137,798	64,180	24,852
Research and development	285,941	148,254	72,561
Sales and marketing	450,195	238,327	124,964
General and administrative	135,660	69,602	30,762
In-process research and development	—	3,700	—
Operating income	235,341	120,639	93,595
Investment income	22,942	2,497	497
Interest income (expense) with EMC, net	(17,757)	293	2,067
Other expense, net	(48)	(882)	(819)
Income before taxes	240,478	122,547	95,340
Income tax provision	22,341	36,832	28,565
Income before cumulative effect of a change in accounting principle	218,137	85,715	66,775
Cumulative effect of a change in accounting principle, net of tax of $108	—	175	—
Net income	$ 218,137	$ 85,890	$ 66,775
Net income per weighted average share, basic for Class A and Class B:			
Income per share before cumulative effect of a change in accounting principle	$ 0.62	$ 0.26	$ 0.20
Cumulative effect of a change in accounting principle	—	—	—
Net income per share	$ 0.62	$ 0.26	$ 0.20
Net income per weighted average share, diluted for Class A and Class B:			
Income per share before cumulative effect of a change in accounting principle	$ 0.61	$ 0.26	$ 0.20
Cumulative effect of a change in accounting principle	—	—	—
Net income per share	$ 0.61	$ 0.26	$ 0.20
Weighted average shares, basic for Class A and Class B	350,493	332,500	332,500
Weighted average shares, diluted for Class A and Class B	359,189	332,500	332,500

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 218,137	$ 85,890	$ 66,775
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	104,027	66,573	39,461
In-process research and development	—	3,700	—
Stock-based compensation, excluding amounts capitalized	92,406	51,226	27,071
Other adjustments	(167)	5,076	202
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(88,969)	(97,992)	(51,967)
Other assets	(977)	(9,076)	(2,120)
Due to (from) EMC, net	5,004	(48,365)	29,252
Accounts payable	15,571	31,762	7,751
Accrued expenses	61,620	60,904	20,909
Income taxes payable to EMC	(17,812)	(6,006)	44,062
Deferred income taxes, net	(78,486)	(21,888)	(22,683)
Deferred revenue	242,082	158,059	79,534
Net cash provided by operating activities	552,436	279,863	238,247
Cash flows from investing activities:			
Additions to property and equipment, net	(136,395)	(52,574)	(20,652)
Purchase of headquarters facilities from EMC	(132,564)	—	—
Capitalized software development costs	(47,735)	(32,523)	(21,558)
Business acquisitions, net of cash acquired	(82,535)	(46,541)	(2,163)
Increase in restricted cash	(4,466)	(10,744)	(1,280)
Net cash used in investing activities	(403,695)	(142,382)	(45,653)
Cash flows from financing activities:			
Dividends paid to EMC	—	—	(190,000)
Proceeds from Class A common stock issued in IPO, net of issuance costs	1,035,233	—	—
Proceeds from Class A common stock issued to Intel Capital, net of issuance costs	218,300	—	—
Proceeds from exercises of stock options	2,760	—	—
Repayment of note payable to EMC	(350,000)	—	—
Net cash provided (used) by financing activities	906,293	—	(190,000)
Net increase in cash and cash equivalents	1,055,034	137,481	2,594
Cash and cash equivalents at beginning of the period	176,134	38,653	36,059
Cash and cash equivalents at end of the period	$1,231,168	$ 176,134	$ 38,653
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 19,991	$ 481	$ 512
Cash paid for taxes	$ 118,413	$ 64,074	$ 7,121
Non-cash items:			
Dividends declared via note payable to EMC	$ —	$ 800,000	$ —
Fair value of EMC stock options issued in acquisition	$ —	$ 689	$ —

The accompanying notes are an integral part of the consolidated financial statements.

VMware, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
(in thousands)

	Class A Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Deferred Compensation	(Accumulated Deficit)	Stockholder's Equity (Deficit)
	Shares	Par Value	Shares	Par Value				
Balance, January 1, 2005	32,500	$325	300,000	$3,000	$ 593,833	$ (36,876)	$ —	$ 560,282
Grants of EMC restricted stock, net of cancellations and withholdings	—	—	—	—	103,885	(103,885)	—	—
Amortization of deferred compensation	—	—	—	—	—	30,616	—	30,616
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(13,844)	—	—	(13,844)
Dividends declared	—	—	—	—	(123,225)	—	(66,775)	(190,000)
Net income	—	—	—	—	—	—	66,775	66,775
Balance, December 31, 2005	32,500	325	300,000	3,000	560,649	(110,145)	—	453,829
Cumulative effect of change in accounting principle	—	—	—	—	1,060	—	—	1,060
EMC stock options issued in acquisitions	—	—	—	—	689	—	—	689
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(32,286)	—	—	(32,286)
Stock-based compensation	—	—	—	—	60,006	—	—	60,006
Reclassification of deferred compensation	—	—	—	—	(110,145)	110,145	—	—
Dividends declared	—	—	—	—	(479,973)	—	(320,027)	(800,000)
Net income	—	—	—	—	—	—	85,890	85,890
Balance, December 31, 2006	32,500	325	300,000	3,000	—	—	(234,137)	(230,812)
Issuance of Class A common stock in IPO, net of underwriter fees of $60,530 and other issuance costs of $4,787	37,950	380	—	—	1,034,853	—	—	1,035,233
Issuance of Class A common stock to Intel Capital, net of issuance costs of $200	9,500	95	—	—	218,205	—	—	218,300
Charge from tax sharing arrangement (see Note A)	—	—	—	—	(2,531)	—	—	(2,531)
Stock-based compensation	—	—	—	—	102,290	—	—	102,290
Issuance of restricted stock, net of cancellations	2,974	29	—	—	(29)	—	—	—
Net income	—	—	—	—	—	—	218,137	218,137
Balance, December 31, 2007	82,924	$829	300,000	$3,000	$1,352,788	$ —	$ (16,000)	$1,340,617

The accompanying notes are an integral part of the consolidated financial statements.

A. The Company and Summary of Significant Accounting Policies

Company and Background

VMware, Inc. ("VMware" or the "Company") is the leading provider of virtualization solutions. VMware's virtualization solutions represent a pioneering approach to computing that separates the operating system and application software from the underlying hardware to achieve significant improvements in efficiency, availability, flexibility and manageability. VMware's broad and proven suite of virtualization solutions addresses a range of complex IT problems that include infrastructure optimization, business continuity, software lifecycle management and desktop management.

EMC's Acquisition of VMware

On January 9, 2004, EMC Corporation ("EMC") acquired all the outstanding capital stock of VMware. The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities were adjusted to their fair market value. On July 3, 2007, VMware's certificate of incorporation was amended to authorize shares of Class A and Class B common stock. After a conversion of existing common stock into Class A and Class B common stock, and prior to VMware's initial public offering in August 2007, EMC held 32.5 million shares of Class A common stock and 300.0 million shares of Class B common stock. The ownership rights of Class A and Class B common stockholders are the same except with respect to voting, conversion, certain actions that require the consent of holders of Class B common stock and other protective provisions. Each share of Class B common stock has ten votes while each share of Class A common stock has one vote for all matters to be voted on by stockholders. The capitalization of the Company, including all share and per share data has been retroactively adjusted to reflect the recapitalization.

Initial Public Offering

In August 2007, VMware completed its initial public offering (the "IPO") in which the Company sold 37,950,000 shares (including 4,950,000 shares pursuant to the underwriters' full exercise of their over-allotment option) of its Class A common stock at a price to the public of $29.00 per share. The net proceeds of the IPO to the Company were $1,035.2 million after deducting the offering expenses and underwriters' discounts (see Note J). At December 31, 2007, EMC holds approximately 32% of VMware's Class A common stock and 100% of VMware's Class B common stock, representing approximately 85% of VMware's outstanding common stock and 98% of the combined voting power of VMware's outstanding common stock. As a result, EMC continues to control the Company following the completion of the initial public offering, and is able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

VMware historically has received, and continues to receive, certain administrative services from EMC, and VMware and EMC engage in certain intercompany transactions. The consolidated financial statements include expense allocations for certain corporate functions provided to VMware by EMC, including general corporate expenses. These allocations were based on estimates of the level of effort or resources incurred on behalf of VMware. Additionally, certain other costs incurred by EMC for the direct benefit of VMware, such as rent, salaries and benefits have been included in VMware's financial statements. Management believes the assumptions underlying the financial statements and the above allocations are reasonable. However, given these intercompany transactions did not arise from transactions negotiated at arms-length with an unrelated third party, the financial statements included herein may not necessarily reflect results of operations, financial position and cash flows had VMware engaged in such transactions with an unrelated third party during all periods presented. Accordingly, historical results of VMware should not be relied upon as an indicator of the future performance of VMware. VMware's future results of operations, which will include costs and expenses for it to operate as an independent company, including payments to EMC for administrative services provided to VMware pursuant to a master transaction agreement and ancillary agreements entered into with EMC in connection with the IPO, may be materially different than VMware's historical results of operations, financial position, and cash flows.

Prior period financial statements have been adjusted to conform to current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of VMware and its subsidiaries. All intercompany transactions and balances between VMware and its subsidiaries have been eliminated. All intercompany transactions with EMC in the consolidated statements of cash flows are expected to be settled in cash and changes in the intercompany balances are presented as a component of cash flows from operating activities.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates are used for, but not limited to, receivable valuation, useful lives of fixed assets, valuation of acquired intangibles, income taxes, stock-based compensation and contingencies. Actual results could differ from those estimates.

Revenue Recognition

VMware derives revenue from the licensing of software and related services. VMware recognizes revenue for software products and related services in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. VMware recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is probable.

The following summarizes the major terms of VMware's contractual relationships with customers and the manner in which VMware accounts for sales transactions.

License revenue

VMware recognizes revenue from the sale of software when risk of loss transfers, which is generally upon shipment or electronic delivery.

VMware licenses its software under perpetual licenses through its direct sales force and through its channel of distributors, resellers, x86 system vendors and systems integrators. VMware defers revenue relating to products that have shipped into its channel until its products are sold through the channel. VMware obtains sell-through information from distributors and resellers on a monthly basis. For VMware's channel partners who do not report sell-through data, VMware determines sell-through based on payment of such distributors' and certain resellers' accounts receivable balances and other relevant factors. For x86 system vendors, revenue is recognized in arrears upon the receipt of binding royalty reports.

For all sales, VMware uses a purchase order, a license agreement and a purchase order or a master agreement and binding royalty report as evidence of an arrangement. Sales through distributors and resellers are evidenced by a master license agreement, together with purchase orders, on a transaction-by-transaction basis.

The Company's return policy does not allow end-users to return products for a refund. Certain distributors and resellers may rotate stock when new versions of a product are released. VMware estimates future product returns at the time of sale. VMware's estimate is based on historical return rates, levels of inventory held by distributors and resellers and other relevant factors.

VMware offers rebates to certain of its channel partners. When rebates are based on a set percentage of actual sales, VMware recognizes the cost of the rebates as a reduction of revenue when the underlying revenue is recognized. When rebates are earned only if a cumulative level of sales is achieved, VMware recognizes the cost of the rebates as a reduction of revenue proportionally for each sale that is required to achieve the target.

VMware also offers marketing development funds to its channel partners. VMware records the cost of the marketing development funds, based on the maximum potential liability, as a reduction of revenue at the time the underlying revenue is recognized.

Services revenue

Services revenue consists of software maintenance and professional services. VMware recognizes maintenance revenues ratably over the contract period. Professional services include design, implementation and training. Professional services are not considered essential to the functionality of VMware's products as these services do not alter the product capabilities and may be performed by customers or other vendors. Professional services engagements that have durations of 90 days or less are recognized in revenue upon completion of the engagement. Professional services engagements of more than 90 days for which VMware is able to make reasonably dependable estimates of progress toward completion are recognized on a proportional performance basis based upon the hours incurred. Revenue on all other professional services engagements is recognized upon completion.

Multiple element arrangements

VMware's software products are typically sold with maintenance and/or professional services. Vendor-specific objective evidence ("VSOE") of fair value for professional services is based upon the standard rates VMware charges for such services when sold separately. VSOE of fair value for maintenance services is established by the rates charged in stand-alone sales of maintenance contracts or the stated renewal rate for maintenance included in the license agreement. The revenue allocated to the software license included in multiple element contracts represents the residual amount of the contract after the fair value of the other elements has been determined.

Customers under maintenance agreements are entitled to receive updates and upgrades on a when-and-if-available basis. In the event upgrades or new products have been announced but not delivered, product revenue is deferred after the announcement date until delivery occurs. The amount and elements to be deferred are dependent on whether the company has established VSOE of fair value for the upgrade or new product. VSOE of fair value of these upgrades or new products is established based upon the price set by management. VMware has a history of selling these upgrades or new products on a stand-alone basis.

Deferred revenue includes unearned maintenance fees, professional services fees and license fees.

Foreign Currency Translation

The U.S. dollar is the functional currency of VMware's foreign subsidiaries. Gains and losses from foreign currency transactions are included in other expense, net, and were not material in any period presented.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of 90 days or less at the time of purchase. Cash equivalents consist of money market funds.

Under the terms of various agreements, VMware has restricted cash included in other current assets and other assets, net. The amounts were not material in any period presented.

Allowance for Doubtful Accounts

VMware maintains an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. The allowance is based upon the creditworthiness of VMware's customers, historical experience, the age of the receivable and current market and economic conditions. Uncollectible amounts are charged against the allowance account.

Property and Equipment, net

Property and equipment, net are recorded at cost. Depreciation commences upon placing the asset in service and is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	39 years
Land improvements	15 years
Furniture and fixtures	5 years
Equipment	2 to 5 years
Leasehold improvements	Shorter of lease term or useful life

Upon retirement or disposition, the asset cost and related accumulated depreciation are removed with any gain or loss recognized in the income statement. Repair and maintenance costs that do not extend the economic life of the underlying assets are expensed as incurred.

Research and Development and Capitalized Software Development Costs

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Technological feasibility is defined as the earlier of the completion of a detail program design or a working model. Such costs include salaries and benefits, including stock-based compensation, consultants, facilities-related costs, equipment costs, and depreciation. Software development costs incurred subsequent to establishing technological feasibility through the general release of the software products are capitalized. Upon general release of the products, capitalized costs are amortized over periods ranging from 18 to 24 months, which represent the products' estimated useful lives.

Unamortized software development costs were $66.8 million and $46.5 million at December 31, 2007 and 2006, respectively, and are included in other assets, net.

For the years ended December 31, 2007, 2006 and 2005, VMware capitalized $56.8 million (including $9.1 million of stock-based compensation), $43.0 million (including $10.5 million of stock-based compensation), and $25.1 million (including $3.5 million of stock-based compensation), respectively, of costs incurred for the development of software products. Amortization expense from capitalized amounts were $36.4 million, $22.3 million and $6.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Long-Lived Assets

Intangible assets, other than goodwill, are amortized over their estimated useful lives which range from three to nine years. In 2007, 2006 and 2005, VMware amortized $25.7 million, $25.5 million and $26.1 million, respectively, for purchased intangible assets.

VMware periodically reviews long-lived assets for impairment in accordance with Financial Accounting Standards ("FAS") No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." VMware initiates reviews for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. To date, no such impairment has been identified.

Goodwill is carried at its historical cost. VMware tests goodwill for impairment in accordance with FAS No. 142 "Goodwill and other Intangible Assets," in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. To date, there have been no impairments of goodwill or other long-lived assets.

Advertising

Advertising production costs are expensed as incurred. Advertising expense was $2.5 million, $1.6 million, and $0.9 million in 2007, 2006 and 2005, respectively.

Income Taxes

Income taxes as presented herein are calculated on a separate tax return basis, although VMware is included in the consolidated tax return of EMC. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax credits are generally recognized as reductions of income tax provisions in the year in which the credits arise. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

VMware does not provide for a U.S. income tax liability on undistributed earnings of VMware's foreign subsidiaries. The earnings of non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, are currently indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax.

The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to VMware's tax sharing agreement (see Note K) is presented as a component of additional paid-in capital.

Sales Taxes

Sales and other taxes collected from customers and subsequently remitted to government authorities are recorded as accounts receivable with a corresponding offset to sales tax payable. The balances are removed from the consolidated balance sheet as cash is collected from the customer and as remitted to the tax authority.

Earnings per Share

Basic net income per share is calculated using the weighted-average number of shares of VMware's common stock outstanding during the period. Diluted earnings per share is calculated using the weighted-average number of common shares including the dilutive effect of equity awards as determined under the treasury stock method. For purposes of calculating earnings per share, VMware uses the two-class method. Because both classes share the same rights in dividends, basic and diluted earnings per share are the same for both classes.

Comprehensive Income

Comprehensive income is equal to net income.

Concentrations of Risks

Financial instruments which potentially subject VMware to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. VMware places cash and cash equivalents in money market funds and limits the amount of investment with any one issuer.

VMware provides credit to distributors, resellers and certain end-user customers in the normal course of business. Credit is generally extended to new customers based upon industry reputation or a credit evaluation. Credit is extended to existing customers based on ongoing credit evaluations, prior payment history and demonstrated financial stability.

One distributor accounted for 23%, 29% and 30% of revenues in 2007, 2006 and 2005, respectively, and another distributor accounted for 12% of revenues in 2007. One channel partner accounted for 11% of revenues in 2007.

Accounting for Stock-Based Compensation

Prior to the adoption of VMware's Equity and Incentive Plan in June 2007, VMware employees were granted stock options for and restricted stock awards of EMC's common stock. On January 1, 2006, FAS No. 123R, "Share-Based Payment" ("FAS No. 123R"), became effective. The standard requires recognizing compensation costs for all share-based payment awards made to employees based upon the awards' estimated grant date fair value. Additionally, VMware applied the provisions of the SEC's Staff Accounting Bulletin No. 107 on Share-Based Payment to VMware's adoption of FAS No. 123R. Previously, VMware elected to account for these share-based payment awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Although the equity awards have been made for grants in EMC's common stock, for purposes of presentation within these financial statements, the compensation related to these equity grants has been included as a component of stockholder's equity.

FAS No. 123R was adopted using the modified prospective transition method which does not result in the restatement of results from prior periods, and, accordingly, the results of operations for the year ended December 31, 2006 and future periods will not be comparable to the historical results of operations of VMware.

Under the modified prospective transition method, FAS No. 123R applies to new equity awards and to equity awards modified, repurchased or canceled after the adoption date. Additionally, compensation cost for the portion of awards granted prior to the adoption date for which the requisite service has not been rendered as of the adoption date is recognized as the requisite service is rendered. The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated in the prior period pro forma disclosures under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), as reported by EMC. The compensation cost for those earlier awards is attributed to periods beginning on or after the adoption date using the attribution method that was used under FAS No. 123, which was the straight-line method. Instead of recognizing forfeitures only as they occur under FAS No. 123, VMware estimates an expected forfeiture rate which is utilized to determine VMware's expense. Deferred compensation which related to those earlier awards has been eliminated against additional paid-in capital in conjunction with the adoption of FAS No. 123R.

For stock options, VMware has utilized the Black-Scholes option-pricing model to determine the fair value of VMware's stock option awards. For equity-based awards, VMware recognizes compensation cost on a straight-line basis over the awards' vesting periods for those awards which contain only a service vesting feature. For awards with performance conditions, management evaluates the criteria in each grant to determine the probability that the performance condition will be achieved.

In connection with the IPO, VMware and EMC conducted an Exchange Offer (the "Exchange Offer") enabling eligible VMware employees to exchange their options to acquire EMC common stock for options to acquire VMware common stock and to exchange restricted stock awards of EMC's common stock for restricted stock awards of VMware's common stock. See Note J for further information regarding the Exchange Offer.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, "Fair Value Measurements" ("FAS No. 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. FAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively, except in the case of a limited number of financial instruments that require retrospective application. VMware is currently evaluating the potential impact of FAS No. 157 on the Company's financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115" ("FAS No. 159"). The new statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. VMware is currently evaluating the potential impact of FAS No. 159 on the Company's financial position and results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS No. 141R"). This statement establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclosure to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS No. 141 (revised 2007) is effective for fiscal years beginning after December 15, 2008. The impact of the standard on VMware's financial position and results of operation will be dependent upon the number of and magnitude of acquisitions that are consummated once the standard is effective.

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("FAS No. 160"). The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and therefore deconsolidation of a subsidiary. FAS No. 160 is effective for fiscal years beginning after December 15, 2008. VMware does not expect the standard to have a material impact on the Company's financial position and results of operations.

B. Net Income per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of computing basic net income per share, the weighted average number of outstanding shares of common stock excludes unvested restricted stock awards and other restricted stock. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options and unvested restricted stock units, restricted stock awards, and other restricted stock, using the treasury stock method. Securities are excluded from the computations of diluted net income per share if their effect would be anti-dilutive. As of December 31, 2007, VMware had 80.0 million shares of Class A common stock and 300.0 million shares of Class B common stock outstanding that were included in the calculation of basic earnings per share. For purposes of calculating earnings per share, VMware uses the two-class method. As both classes share the same rights in dividends, basic and diluted earnings per share are the same for both classes.

The following table sets forth the computations of basic and diluted net income per share (in thousands, except per share data):

	For the Year Ended December 31,		
	2007	2006	2005
Net income	$218,137	$ 85,890	$ 66,775
Shares used in computing basic net income per share	350,493	332,500	332,500
Effect of dilutive securities	8,696	—	—
Shares used in computing diluted net income per share	359,189	332,500	332,500
Basic net income per share	$ 0.62	$ 0.26	$ 0.20
Diluted net income per share	$ 0.61	$ 0.26	$ 0.20

For the year ended December 31, 2007, stock options to acquire 2.2 million of VMware Class A common stock were excluded from the diluted earnings per share calculations because their effect would have been anti-dilutive. For both the years ended December 31, 2006 and 2005, there is no difference between basic and diluted earnings per share because there were no outstanding options to purchase shares of VMware common stock or other potentially dilutive securities outstanding.

C. Business Acquisitions, Goodwill and Intangible Assets

Business Acquisitions

VMware acquired four companies during 2007 for aggregate cash consideration of $82.5 million, net of cash acquired and including transaction costs. None of the acquisitions were individually material. Acquired intangibles totaled $14.3 million and have estimated useful lives of between five and seven years. The excess of the purchase price over the fair value of the net assets acquired was $75.8 million and is classified as "Goodwill" on the consolidated balance sheets.

The purchase price for the companies acquired in 2007 has been allocated to the assets acquired and the liabilities assumed based on estimated fair values as of the respective acquisition dates. The purchase price allocations are preliminary and a final determination of required purchase accounting adjustments will be made upon finalization of integration activities. The results of operations of the acquired companies have been included in the Company's consolidated results from the closing date forward.

VMware acquired Akimbi Systems, Inc. ("Akimbi") during 2006 for an aggregate purchase price, net of cash acquired, of $47.3 million, which consisted of $46.6 million of cash and transaction costs and $0.7 million in fair value of EMC's stock options. Acquired intangibles totaled $9.3 million and have an estimated useful life of five years. As of December 31, 2007, the excess of the purchase price over the fair value of the net assets acquired was $39.8 million and is classified as "Goodwill" on the consolidated balance sheets, which reflects an adjustment in 2007 to finalize the purchase price allocation. The results of operations of the acquired company have been included in the Company's consolidated results from the closing date forward.

Pro forma results of operations have not been presented for the aforementioned acquisitions as the results of the acquired companies, either individually or in the aggregate, were not material to the Company's consolidated results of operations in the years ended December 31, 2007, 2006 and 2005.

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 consist of the following (table in thousands):

	For the Year Ended December 31,	
	2007	2006
Balance, beginning of the year	$560,482	$526,252
Goodwill acquired	75,843	34,258
Finalization of purchase price allocations and other	3,041	(28)
Balance, end of the year	$639,366	$560,482

Intangible Assets

Intangible assets, excluding goodwill as of December 31, 2007 and 2006, consist of the following (tables in thousands):

2007	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	5 - 7	$115,210	$ (91,857)	$23,353
Trademarks and tradenames	5	7,580	(5,146)	2,434
Customer relationships and customer lists	5 - 9	7,290	(2,886)	4,404
Other	3 - 5	5,660	(3,778)	1,882
Total intangible assets, excluding goodwill		$135,740	$(103,667)	$32,073

2006	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	5	$102,910	$ (70,684)	$32,226
Trademarks and tradenames	5	7,580	(3,200)	4,380
Customer relationships and customer lists	5 - 9	5,290	(1,774)	3,516
Other	3 - 5	5,660	(2,267)	3,393
Total intangible assets, excluding goodwill		$121,440	$ (77,925)	$43,515

Amortization expense on intangibles was $25.7 million, $25.5 million and $26.1 million in 2007, 2006 and 2005, respectively. Based on intangible assets recorded as of December 31, 2007 and assuming no subsequent additions or impairment of the underlying assets, the remaining estimated annual amortization expense is expected to be as follows (table in thousands):

2008	$14,069
2009	5,788
2010	4,587
2011	3,596
2012	2,876
Thereafter	1,157
Total	$32,073

D. Property and Equipment, net

Property and equipment, net, for the years ended December 31, 2007 and 2006 consists of the following (table in thousands):

	For the Year Ended December 31,	
	2007	2006
Furniture and fixtures	$ 30,678	$ 1,338
Equipment	156,641	57,321
Buildings and improvements	129,752	11,456
Construction in progress	32,097	9,942
	349,168	80,057
Accumulated depreciation	(72,185)	(31,382)
	$276,983	$ 48,675

Depreciation expense was $41.9 million, $18.7 million and $7.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In August 2007, VMware used a portion of the net IPO proceeds to purchase its new headquarters facilities from EMC for $132.6 million. Construction in progress is primarily related to buildings that remain under development at the new headquarters.

E. Accrued Expenses

Accrued expenses consist of (table in thousands):

	For the Year Ended December 31,	
	2007	2006
Salaries, commissions, and benefits	$ 93,678	$ 45,576
Accrued partner rebates	42,852	28,655
Other	37,080	29,090
	$173,610	$103,321

F. Note Payable to EMC

In April 2007, VMware declared an $800.0 million dividend to EMC paid in the form of a note payable. This dividend has been given retroactive effect as of December 31, 2006 in the accompanying December 31, 2006 consolidated balance sheet. The dividend was first applied against retained earnings until that was reduced to zero, then applied against additional paid-in-capital until that was reduced to zero, with the remainder then allocated as a further reduction of retained earnings. The note matures in April 2012 and bears an interest rate of the 90-day LIBOR plus 55 basis points, with interest payable quarterly in arrears commencing June 30, 2007. As of December 31, 2007, the interest rate was 5.78%. In 2007, $26.6 million of interest expense was recorded related to the note payable. The note may be repaid, without penalty, at any time commencing July 2007. Subsequent to receiving the proceeds from the IPO in August 2007, VMware repaid $350.0 million of principal on the note.

G. Income Taxes

The domestic and foreign components of income before provisions for income taxes were as follows (table in thousands):

	For the Year Ended December 31,		
	2007	2006	2005
Domestic	$ 42,877	$ 40,569	$46,845
International	197,601	81,978	48,495
	$240,478	$122,547	$95,340

VMware's provision for income taxes consists of (table in thousands):

	For the Year Ended December 31,		
	2007	2006	2005
Federal:			
Current	$ 86,279	$ 53,101	$ 47,088
Deferred	(74,640)	(20,083)	(20,840)
	11,639	33,018	26,248
State:			
Current	5,413	3,096	2,942
Deferred	(3,846)	(2,184)	(1,653)
	1,567	912	1,289
Foreign:			
Current	9,135	2,902	1,028
Deferred	—	—	—
	9,135	2,902	1,028
Total provision for income taxes	$ 22,341	$ 36,832	$ 28,565

A reconciliation of VMware's income tax rate to the statutory federal tax rate is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	0.7%	0.7%	1.4%
Tax rate differential for international jurisdictions	(25.0%)	(21.0%)	(16.7%)
U.S. tax credits	(4.5%)	(4.9%)	(3.9%)
Permanent items and other	3.1%	20.3%	14.2%
Effective tax rate	9.3%	30.1%	30.0%

The components of the current and non-current deferred tax assets and liabilities are as follows (table in thousands):

	For the Year Ended December 31,			
	2007		2006	
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Current:				
Accruals and allowances	$ 8,839	$ —	$10,032	$ —
Deferred revenue	44,683	—	16,778	—
Net operating loss carryforwards	864	—	846	—
Total current	54,386	—	27,656	—
Non-current:				
Property and equipment, net	—	(571)	2,749	—
Intangible and other assets, net	—	(26,756)	—	(30,579)
Equity	23,434	—	—	—
Deferred revenue	44,068	—	15,698	—
Tax credit and net operating loss carryforwards	4,747	—	2,488	—
Total non-current	72,249	(27,327)	20,935	(30,579)
Total deferred tax assets and liabilities	$126,635	$(27,327)	$48,591	$(30,579)

VMware has federal net operating loss carryforwards of $14.5 million from acquisitions in 2007, 2006 and 2005. These carryforwards expire at different periods through 2026. Portions of these carryforwards are subject to annual limitations, including Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. tax purposes. VMware expects to be able to fully use these net operating losses against future income. Also resulting from 2007 and 2006 acquisitions, the Company has federal R&D credit carryforwards of $0.4 million expiring at different periods through 2026, and state net operating loss carryforwards of $1.1 million expiring at different periods through 2015.

Deferred income taxes have not been recorded on basis differences related to investments in foreign subsidiaries. These basis differences were approximately $181.9 million and $12.9 million at December 31, 2007 and 2006, respectively, and consisted of undistributed earnings permanently invested in these entities. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable. Income before income taxes from foreign operations for 2007, 2006 and 2005 was $197.6 million, $32.0 million and $48.5 million, respectively.

The difference between the income taxes payable that is calculated on a separate return basis and the amount actually paid to EMC pursuant to VMware's tax sharing agreement is presented as a component of additional paid-in capital. These differences resulted in a decrease in additional paid-in capital of $2.5 million and $32.3 million in 2007 and 2006, respectively.

VMware adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), at the beginning of fiscal year 2007. VMware had no changes to the amount of income tax payable as a result of implementing FIN No. 48. Prior to the adoption of FIN No. 48, VMware's policy was to classify accruals for uncertain positions as a current liability unless it was highly probable that there would not be a payment or settlement for such identified risks for a period of at least a year. On January 1, 2007, VMware reclassified $4.5 million of income tax liabilities, inclusive of $4.4 million in uncertain tax benefits and $0.1 million of accrued interest, from current to non-current liabilities because a cash settlement of these liabilities was not anticipated within one year of the balance sheet date.

As of January 1, 2007, VMware had $4.4 million of remaining net unrecognized tax benefits, which, if recognized, would be a reduction to income tax expense impacting the effective income tax rate. As of December 31, 2007, VMware had $18.3 million of net unrecognized tax benefits, of which, if recognized, $12.3 million would be a reduction to income tax expense impacting the effective income tax rate and $6 million would be a reduction to goodwill. The $18.3 million of net unrecognized tax benefits are not expected to be paid within the next twelve months and were classified as a non-current liability on the consolidated balance sheet.

VMware recognizes interest expense and penalties related to income tax matters in the income tax provision. In addition to the unrecognized tax benefits noted above, VMware had accrued $0.1 million of interest as of January 1, 2007 and $0.3 million of interest as of December 31, 2007. Income tax expense for the year ended December 31, 2007 included interest of $0.2 million associated with uncertain tax positions.

A reconciliation of total gross unrecognized tax benefits for the year ended December 31, 2007 is as follows (table in thousands):

	For the Year Ended December 31, 2007
Balance as of January 1, 2007	$ 5,160
Tax positions related to current year:	
Additions	14,038
Balance at December 31, 2007	$19,198

There were no settlements during 2007. VMware does not reasonably expect any significant changes to the estimated amount of liability associated with the Company's uncertain tax positions which existed as of December 31, 2007.

VMware is subject to U.S. federal income tax and various state, local and international income taxes in numerous jurisdictions. VMware's domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to the Company's interpretation of applicable tax laws in the jurisdictions in which it files.

VMware has substantially concluded all U.S. federal income tax matters for years through 2004. The U.S. federal income tax audit for 2005 and 2006 commenced in the fourth quarter of 2007, and VMware has income tax audits in progress in numerous state, local and international jurisdictions in which it operates. In the Company's international jurisdictions that comprise a significant portion of its operations, the years that may be examined vary, with the earliest year being 2003. Based on the outcome of examinations of VMware, the result of the expiration of statutes of limitations for specific jurisdictions or the result of ruling requests from taxing authorities, it is reasonably possible that the related unrecognized tax benefits could change from those recorded in the statement of financial position. It is possible that one or more of these audits may be finalized within the next twelve months. However, based on the status of examinations, and the protocol of finalizing audits, it is not possible to estimate the impact of such changes, if any, to the previously recorded uncertain tax positions.

H. 401(k) Plan

VMware employees participate in EMC's 401(k) plan. VMware matches pre-tax employee contributions up to 6% of eligible compensation during each pay period (subject to the $750 maximum match each quarter). Matching contributions are immediately 100% vested. VMware contributions for employees were $5.8 million in 2007, $3.1 million in 2006 and $2.0 million in 2005.

Employees may elect to invest their contributions in a variety of funds and the matching contribution mirrors the investment allocation of the employee's contribution.

I. Commitments and Contingencies

Litigation

VMware is named from time to time as a party to lawsuits in the normal course of its business. In such cases it is the Company's policy to defend against such claims, or if considered appropriate, negotiate a settlement on commercially reasonable terms. However, no assurance can be given that the Company will be able to negotiate settlements on commercially reasonable terms, or at all, or that any litigation resulting from such claims would not have a material adverse effect on the Company's consolidated financial position, liquidity, operating results, or consolidated financial statements taken as a whole.

Operating Lease Commitments

VMware leases office facilities and equipment under various operating leases. Facility leases generally include renewal options. Rent expense for 2007, 2006 and 2005 was $20.2 million, $14.0 million and $5.8 million, respectively. VMware's future lease commitments at December 31, 2007 are as follows (table in thousands):

2008	$ 26,525
2009	27,408
2010	25,167
2011	23,281
2012	12,293
Thereafter	280,096
Total minimum lease payments	$394,770

The amount of the future lease commitments after 2012 is primarily for the ground lease on the Company's Palo Alto headquarters facilities, which expires in 2057.

Outstanding Obligations

At December 31, 2007, VMware had outstanding purchase orders aggregating $110.2 million. While the purchase orders are generally cancelable without penalty, certain vendor agreements provide for percentage-based cancellation fees or minimum restocking charges based on the nature of the product or service.

Guarantees and Indemnification Obligations

VMware enters into agreements in the ordinary course of business with, among others, customers, distributors, resellers, x86 system vendors and systems integrators. Most of these agreements require VMware to indemnify the other party against third-party claims alleging that a VMware product infringes or misappropriates a patent, copyright, trademark, trade secret and/or other intellectual property right. Certain of these agreements require VMware to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions of VMware, its employees, agents or representatives.

VMware has agreements with certain vendors, financial institutions, lessors and service providers pursuant to which VMware has agreed to indemnify the other party for specified matters, such as acts and omissions of VMware, its employees, agents or representatives.

VMware has procurement or license agreements with respect to technology that is used in VMware's products and agreements in which VMware obtains rights to a product from an x86 system vendor. Under some of these agreements, VMware has agreed to indemnify the supplier for certain claims that may be brought against such party with respect to VMware's acts or omissions relating to the supplied products or technologies.

VMware has agreed to indemnify the directors and officers of VMware and VMware's subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer.

In connection with certain acquisitions, VMware has agreed to indemnify the current and former directors, officers and employees of the acquired company in accordance with the acquired company's by-laws and charter in effect immediately prior to the acquisition or in accordance with indemnification or similar agreements entered into by the acquired company and such persons. VMware has maintained the acquired company's directors' and officers' insurance, which should enable VMware to recover a portion of any future amounts paid.

Based upon VMware's historical experience and information known as of December 31, 2007, VMware believes the liability on the above guarantees and indemnities at December 31, 2007 is insignificant.

J. Stockholders' Equity (Deficit)

Initial Public Offering

In August 2007, VMware completed its IPO in which the Company sold 37,950,000 shares (including 4,950,000 shares pursuant to the underwriters' full exercise of their over-allotment option) of its Class A common stock at a price to the public of $29.00 per share. The net proceeds of the IPO to the Company were $1,035.2 million after deducting the offering expenses and underwriters' discounts. In August 2007, VMware used a portion of the proceeds to repay $350.0 million of principal on the intercompany note payable owed to EMC; VMware also purchased its new headquarters facilities from EMC for $132.6 million which is equal to the cost expended by EMC in the construction of those facilities.

Intel Agreement

In July 2007, VMware entered into a stock purchase agreement with Intel Corporation ("Intel"), pursuant to which Intel, through its affiliate, Intel Capital Corporation ("Intel Capital"), agreed to purchase 9.5 million shares of VMware's Class A common stock at $23.00 per share for an aggregate offering price of $218.5 million. VMware has also entered into an investor rights agreement with Intel pursuant to which Intel will have certain registration and other rights as a holder of VMware Class A common stock. Intel Capital's purchase of the 9.5 million shares of Class A common stock closed in August 2007.

Cisco Agreement

In July 2007, VMware was a party to a stock purchase agreement with Cisco Systems, Inc. ("Cisco") and EMC, pursuant to which Cisco agreed to purchase 6.0 million shares of VMware Class A common stock from EMC at $25.00 per share for an aggregate offering price of $150.0 million. VMware received no proceeds from this transaction. VMware has also entered into an investor rights agreement with Cisco pursuant to which Cisco will have certain registration rights as a holder of VMware Class A common stock. Cisco's purchase of the 6.0 million shares of Class A common stock closed in August 2007.

Class B Common Stock Conversion Rights

Each share of Class B common stock is convertible while held by EMC or its successor-in-interest at the option of EMC or its successor-in-interest into one share of Class A common stock. If VMware's Class B common stock is distributed to security holders of EMC in a transaction (including any distribution in exchange for shares of EMC's or its successor-in-interest's common stock or other securities) intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, shares of VMware's Class B common stock will no longer be convertible into shares of Class A common stock. Prior to any such distribution, all shares of Class B common stock will automatically be converted into shares of Class A common stock upon the transfer of such shares of Class B common stock by EMC other than to any of EMC's successors or any of its subsidiaries (excluding VMware). If such a distribution has not occurred, each share of Class B common stock will also automatically convert at such time as the number of shares of common stock owned by EMC or its successor-in-interest falls below 20% of the outstanding shares of VMware's common stock. Following any such distribution, VMware may submit to its stockholders a proposal to convert all outstanding shares of Class B common stock into shares of Class A common stock, provided that VMware has received a favorable private letter ruling from the Internal Revenue Service satisfactory to EMC to the effect that the conversion will not affect the intended tax treatment of the distribution. In a meeting of VMware stockholders called for this purpose, the holders of VMware Class A common stock and VMware Class B common stock will be entitled to one vote per share and, subject to applicable law, will vote together as a single class and neither class of common stock will be entitled to a separate class vote. All conversions will be effected on a share-for-share basis.

VMware Equity Plans

In June 2007, VMware adopted its 2007 Equity and Incentive Plan (the "2007 Plan"). Awards under the 2007 Plan may be in the form of stock options or other stock-based awards, including awards of restricted stock. The maximum number of shares of the VMware Class A common stock reserved for the grant or settlement of awards under the 2007 Plan is 80.0 million. The exercise price for a stock option awarded under the 2007 Plan shall not be less than 100% of the fair market value of VMware Class A common stock on the date of grant. Most options granted under the 2007 Plan vest 25% after the first year and then monthly thereafter over the following three years. All options granted in 2007 pursuant to the 2007 Equity and Incentive Plan expire six years from the date of grant. VMware utilizes both authorized and unissued shares to satisfy all shares issued under the 2007 Equity and Incentive Plan.

Exchange offer

In connection with the IPO, VMware and EMC conducted an exchange offer (the "Exchange Offer") enabling eligible VMware employees to exchange their options to acquire EMC common stock for options to acquire VMware Class A common stock and to exchange restricted stock awards of EMC's common stock for restricted stock awards of VMware's Class A common stock based on a formulaic exchange ratio which was determined by dividing the two-day volume weighted average price of EMC's common stock for the last two full days of the Exchange Offer by the IPO price of VMware Class A common stock. The Exchange Offer expired on August 13, 2007, the date of the pricing of the IPO. The Exchange Offer was structured to generally retain the intrinsic value of the tendered EMC securities. The number of VMware options received in exchange for EMC options was determined by multiplying the number of tendered EMC options by the exchange ratio. The exercise price of the VMware options received in exchange was the exercise price of the tendered EMC options divided by the exchange ratio. The VMware options received in the exchange retained their original term of ten years from the date of grant. The number of shares of VMware restricted stock received in exchange for EMC restricted stock was determined by multiplying the number of tendered EMC restricted shares by the exchange ratio. The Exchange Offer will result in a reduction in diluted earnings per share due to the future inclusion of the VMware Class A common shares stock issued in the exchange. VMware employees that did not elect to exchange their EMC options and EMC restricted stock for options to purchase VMware Class A common stock and restricted stock awards of VMware Class A common stock, respectively, will continue to have their existing grants governed under EMC's stock plans.

Approximately 11.0 million EMC stock options (approximately 89% of the eligible awards) and approximately 4.7 million EMC restricted stock awards (approximately 81% of the eligible awards) were tendered for exchange in August 2007. At the initial public offering price of $29.00 per share and EMC's two-day volume-weighted average trading price prior to the consummation of the initial public offering of Class A common stock for the two days ended August 10, 2007 of $17.74 per share, the exchange ratio was 0.6116. There were approximately 6.7 million options to purchase VMware Class A common stock issued in the exchange with a weighted average exercise price of $19.94 and approximately 2.9 million shares of VMware restricted stock issued in the exchange. The total incremental stock-based compensation expense resulting from the exchange of equity instruments was not material.

VMware Stock Purchase Plan

In June 2007, VMware adopted its 2007 Employee Stock Purchase Plan that is intended to be qualified under Section 423 of the Code. A total of 6.4 million shares of VMware Class A common stock were reserved for issuance under the plan. Under the plan, eligible VMware employees will be granted options to purchase shares at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares were first granted under the 2007 Employee Stock Purchase Plan on August 13, 2007, the date on which VMware's Form S-1 Registration Statement was declared effective by the Securities and Exchange Commission, and became exercisable on December 31, 2007. Thereafter, options to purchase shares will be granted twice yearly, on or about January 1 and July 1, and will be exercisable on or about the succeeding June 30 or December 31. As of December 31, 2007, VMware had accrued payroll withholdings of $17.4 million for the December 31, 2007 purchase. The December 31, 2007 purchase was completed in January 2008.

EMC Stock Purchase Plan

Under EMC's 1989 Employee Stock Purchase Plan (the "1989 Plan"), eligible VMware employees may purchase shares of EMC's common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. Options to purchase shares are granted twice yearly, on January 1 and July 1, and are exercisable on the succeeding June 30 or December 31. In 2007, 2006 and 2005, 0.6 million shares, 1.0 million shares and 0.5 million shares, respectively, were purchased under the 1989 Plan by VMware employees at a weighted-average purchase price per share of $11.36, $9.32 and $11.61, respectively. Total cash proceeds to EMC from the purchase of shares under the 1989 Plan by VMware employees in 2007, 2006 and 2005 were $7.2 million, $9.0 million and $5.3 million, respectively. As a result of the completion of the IPO in August 2007, employees eligible for the VMware 2007 Employee Stock Purchase Plan were no longer able to participate in the EMC 1989 Employee Stock Purchase Plan after the June 30, 2007 purchase.

VMware Stock Options

The following table summarizes option activity since January 1, 2007 for VMware stock options (shares in thousands):

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2007	—	$ —
Granted	39,271	27.88
Exchanged from EMC stock options	6,732	19.94
Forfeited	(539)	24.50
Expired	(5)	24.64
Exercised	(120)	23.00
Outstanding, December 31, 2007	45,339	26.76

In June 2007, options were granted to non-employee directors to purchase 120,000 shares of Class A common stock with an exercise price of $23.00. The options were exercisable immediately, subjected to termination if not exercised within one year from the date of grants, and vest one-third on each of the first three anniversaries of the grant. In July 2007, the 120,000 options to purchase shares of Class A common stock were exercised prior to vesting, resulting in the outstanding shares being subject to repurchase and hence restricted until such time as the underlying options vest. As of December 31, 2007, the $2.8 million in proceeds from the exercise of the options are classified as a liability on the consolidated balance sheet. The proceeds will be reclassified to equity as vesting occurs and the shares are no longer subject to repurchase.

Total cash proceeds from the exercise of stock options for the year ended December 31, 2007 were $2.8 million. There was no pre-tax intrinsic value to the options exercised.

Summarized information about VMware stock options outstanding that are expected to vest and stock options exercisable at December 31, 2007 is as follows (shares and intrinsic values in thousands):

	Options Outstanding and Expected to Vest				Options Exercisable			
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.01 - $20.00	2,446	6.26	$ 12.80	$ 176,559	544	5.69	$ 10.34	$40,596
$20.01 - $40.00	36,615	5.30	23.08	2,266,753	606	7.48	22.17	38,046
$40.01 - $60.00	82	2.44	55.87	2,401	27	2.44	55.87	800
$60.01 - $90.00	99	5.28	83.83	115	—	—	—	—
$90.01 - $147.16	1,916	5.32	109.50	—	20	2.42	111.80	—
	41,158	5.35	26.71	$2,445,828	1,197	6.47	19.10	$79,442
Expected forfeitures	4,181							
Total options outstanding	45,339							

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic values based on VMware's closing stock price of $84.99 as of December 31, 2007 which would have been received by the option holders had all in-the-money options been exercised as of that date.

VMware Restricted Stock

VMware restricted stock includes restricted stock awards, restricted stock units, and other restricted stock. Other restricted stock includes options exercised by non-employee directors that were required to be exercised within one year of grant, but are subject to a three-year vesting provision. The exercise of those options prior to vesting results in the outstanding shares being subject to repurchase and hence restricted until such time as the respective options vest.

The following table summarizes restricted stock activity since January 1, 2007 for VMware restricted stock (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock at January 1, 2007	—	$ —
Granted	596	39.99
Exchanged from EMC restricted stock	2,872	21.48
Exercised stock options, subject to repurchase	120	23.00
Vested	(5)	20.24
Forfeited	(18)	20.19
Restricted stock at December 31, 2007	3,565	24.64

In July 2007, a grant of 85,000 restricted stock units was made to an executive officer. These restricted stock units vest in 2009 only if goals established by the Compensation and Corporate Governance Committee are met. As these goals had not been established as of December 31, 2007, these restricted stock units were not considered granted as of December 31, 2007 for accounting purposes. Therefore, they are not included as grants in the table shown above.

The total fair value of restricted stock that vested in 2007 was $0.6 million. As of December 31, 2007, 3.6 million shares of VMware restricted stock were outstanding and unvested with an aggregate intrinsic value of $300.1 million. These shares are scheduled to vest through 2011.

The restricted stock awards are valued based on the VMware stock price on the award date. The restricted stock have various vesting terms, including pro rata vesting over three or four years, and cliff vesting at the end of three or five years from the date of grant with acceleration for achieving specified performance criteria. For awards with performance conditions, management evaluates the criteria in each grant to determine the probability that the performance condition will be achieved.

EMC Stock Options

The following table summarizes option activity for VMware employees in EMC stock options in 2007, 2006, and 2005 (shares in thousands):

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2005	9,375	$ 6.95
Options relating to employees transferred from EMC	128	22.04
Granted	3,442	13.84
Forfeited	(1,021)	9.26
Expired	(11)	9.42
Exercised	(1,328)	3.41
Outstanding, December 31, 2005	10,585	9.59
Options relating to employees transferred from EMC	293	23.59
Options exchanged in a business acquisition	265	0.40
Granted	4,941	12.51
Forfeited	(847)	12.22
Expired	(114)	14.80
Exercised	(1,298)	2.35
Outstanding, December 31, 2006	13,825	11.23
Options relating to employees transferred from EMC	678	21.21
Granted	879	13.91
Exchanged to VMware stock options	(11,009)	12.19
Forfeited	(410)	12.65
Expired	(24)	12.66
Exercised	(1,184)	7.16
Outstanding, December 31, 2007	2,755	12.22

The total pre-tax intrinsic value of EMC options held by VMware employees that were exercised during the years ended December 31, 2007, 2006 and 2005 were $12.3 million, $13.2 million and $13.6 million, respectively. Cash proceeds from the exercise of these stock options paid to EMC were $8.5 million, $3.0 million and $4.5 million for the years ended December 31, 2007, 2006 and 2005.

Summarized information about EMC stock options outstanding that continue to be held by VMware employees and that are expected to vest and stock options exercisable at December 31, 2007 is as follows (shares and intrinsic values in thousands):

	Options Outstanding and Expected to Vest				Options Exercisable			
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 0.01 - $ 5.00	405	5.17	$ 1.50	$ 6,895	391	5.12	$ 1.48	$ 6,662
$ 5.01 - $10.00	240	7.56	8.98	2,290	89	5.83	7.70	968
$10.01 - $15.00	1,625	7.65	13.07	8,873	514	6.69	12.76	2,970
$15.01 - $20.00	20	5.18	16.78	39	15	3.61	15.99	39
$20.01 - $30.00	20	1.71	28.17	—	20	1.71	28.17	—
$30.01 - $50.00	44	2.42	35.57	—	44	2.42	35.57	—
$50.01 - $70.00	6	2.28	60.81	—	6	2.28	60.81	—
$70.01 - $90.00	25	2.74	83.94	—	25	2.74	83.94	—
	2,385	6.99	12.12	$18,097	1,104	5.65	11.45	$10,639
Expected forfeitures	370							
Total options outstanding	2,755							

The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic values based on EMC's closing stock price of $18.53 as of December 31, 2007 which would have been received by the option holders had all in-the-money options been exercised as of that date.

EMC Restricted Stock

EMC restricted stock includes restricted stock awards and restricted stock units. The following table summarizes restricted stock for grants to VMware employees of EMC restricted stock in 2007, 2006 and 2005 (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock at January 1, 2005	978	$12.33
Granted	7,718	14.04
Vested	(622)	12.76
Forfeited	(172)	13.40
Outstanding, December 31, 2005	7,902	13.94
Granted	3,303	12.19
Vested	(1,967)	13.70
Forfeited	(425)	13.94
Outstanding, December 31, 2006	8,813	13.34
Granted	48	13.93
Exchanged to VMware restricted stock	(4,697)	13.14
Vested	(2,661)	13.47
Forfeited	(221)	13.72
Restricted stock at December 31, 2007	1,282	13.72

The total fair value of EMC restricted stock granted to VMware employees that vested in the years ended December 31, 2007, 2006 and 2005 were $39.6 million, $26.9 million and $7.9 million.

As of December 31, 2007, 1.3 million shares of EMC restricted stock granted to VMware employees were outstanding and unvested, with an aggregate intrinsic value of $23.8 million. These shares are scheduled to vest through 2011.

The EMC restricted stock awards have various vesting terms, including pro rata vesting over three years and cliff vesting at the end of five years from the date of grant with acceleration in each of the first three or four years for achieving specified performance criteria.

Stock-Based Compensation Expense

The following table summarizes the components of total stock-based compensation expense included in VMware's consolidated income statement for the years ended December 31, 2007 and 2006 (table in thousands):

	For the Year Ended December 31,	
	2007	2006
Cost of license revenues	$ 558	$ 99
Cost of services revenues	6,070	2,384
Research and development	42,934	26,342
Sales and marketing	26,288	12,020
General and administrative	16,556	10,381
Stock-based compensation expense before income taxes	92,406	51,226
Income tax benefit	21,227	12,229
Total stock-based compensation expense, net of tax	$71,179	$38,997

In connection with the adoption of FAS No. 123R on January 1, 2006, VMware recorded to its income statement, a cumulative effect adjustment, net of taxes, of $0.2 million to record an amount for the reversal of the previously recognized compensation expense related to outstanding restricted stock awards that are not expected to vest, based on an estimate of forfeitures as of the date of adoption of FAS No. 123R. Additionally, VMware recorded to stockholders' equity, a cumulative effect adjustment, net of taxes, of $1.1 million to capitalize amounts associated with software development costs that were previously capitalized in VMware's pro forma compensation disclosures prior to adoption.

For the years ended December 31, 2007, 2006 and 2005, VMware capitalized $9.1 million, $8.8 million and $3.5 million, respectively, of stock-based compensation expense associated with capitalized software development. For the year ended December 31, 2007, VMware capitalized an additional $0.8 million of stock-based compensation expense associated with software developed for internal use. The amount of stock-based compensation expense capitalized for software developed for internal use was not material in prior periods.

As of December 31, 2007, the total unrecognized compensation cost for both VMware stock options and restricted stock and EMC stock options and restricted stock was $388.5 million. This non-cash expense will be recognized through 2012 with a weighted average remaining period of 1.6 years.

For the periods prior to 2006, VMware elected to apply APB No. 25 and related interpretations in accounting for VMware's stock-based compensation plans. For the acquisition of VMware by EMC, VMware exchanged the options held by VMware employees for EMC options as of the acquisition date. In accordance with APB No. 25, VMware recognized the fair value of the exchanged options as part of the purchase price. VMware also recorded the intrinsic value of the unvested options as compensation expense over the remaining service period subsequent to the acquisition.

For purposes of determining the pro forma impact of FAS No. 123 for 2005 as it relates to acquired companies' stock awards, the Company's policy was to record the amount by which the fair value of the vested and unvested EMC stock awards exceeded the value of the acquirees' options that were being exchanged. The difference in the fair value of the EMC options exchanged as compared to the fair value of the options held by VMware's employees was insignificant.

The following is a reconciliation of net income per weighted average share had VMware adopted the fair value recognition provisions of FAS No. 123 in 2005 (table in thousands, except per share amounts):

	For the Year Ended December 31, 2005
Net income	$ 66,775
Add back: Stock compensation costs, net of tax, on stock-based awards	21,423
Less: Stock compensation costs, net of taxes, had stock compensation expense been measured at fair value	(15,133)
Adjusted stock compensation expense per FAS No. 123, net of taxes	6,290
Adjusted net income	$ 73,065
Net income per weighted average share, basic and diluted—as reported	$ 0.20
Adjusted net income per weighted average share, basic and diluted	$ 0.22

Fair Value of VMware Options

The fair value of each option to acquire VMware Class A common stock granted during the year ended December 31, 2007 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

VMware Stock Options	For the Year Ended December 31, 2007
Dividend yield	None
Expected volatility	39.2%
Risk-free interest rate	4.9%
Expected life (in years)	3.4
Weighted-average fair value at grant date	$27.88

VMware Employee Stock Purchase Plan	For the Year Ended December 31, 2007
Dividend yield	None
Expected volatility	34.8%
Risk-free interest rate	4.8%
Expected life (in years)	0.4
Weighted-average fair value at grant date	$ 6.99

For the equity awards granted prior to the Company's IPO, VMware performed a contemporaneous valuation of the Company's Class A common stock each time an equity grant of common stock was made. In determining the fair value of the equity, VMware analyzed general market data, including economic, governmental and environmental factors; considered its historic, current and future state of its operations; analyzed its operating and financial results; analyzed its forecasts; gathered and analyzed available financial data for publicly traded companies engaged in the same or similar lines of business to develop appropriate valuation multiples and operating comparisons, and analyzed other facts and data considered pertinent to the valuation to arrive at an estimated fair value.

VMware utilized both the income approach and the market approach in estimating the value of the equity. The market approach estimates the fair value of a company by applying to the company's historical and/or projected financial metrics market multiples of the corresponding financial metrics of publicly traded firms in similar lines of business. The use of the market approach requires judgments regarding the comparability of companies that are similar to VMware. If different comparable companies had been used, the market multiples and resulting estimates of the fair value of the Company's stock also would have been different. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on the Company's expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the resulting estimates of the fair value of the Company's stock would have been different. Due to the prospect of an imminent public offering, VMware did not apply a marketability discount in carrying out either approach. Further, VMware did not apply a minority interest discount in concluding on fair value.

In reaching its estimated valuation range, VMware considered the indicated values derived from each valuation approach in relation to the relative merits of each approach, the suitability of the information used, and the uncertainties involved. The results of the approaches overlapped, with the income approach results falling within a narrower range, which VMware ultimately relied on in its concluding estimate of value.

In addition to the aforementioned analysis, with respect to grants of options to purchase Class A common stock with a per share exercise price of $23.00, the Company believes that the fair value of its equity at that time was further substantiated by the arm's-length transaction with Intel Capital, whereby Intel agreed to purchase 9.5 million shares of VMware's Class A common stock at $23.00 per share, subject to adjustment if the price in the offering is below $23.00 per share. VMware believes that the fair value of its equity at the time of the grant of options at $25.00 per share was substantiated by the contemporaneous arm's-length transaction whereby Cisco agreed to purchase 6.0 million shares of VMware's Class A common stock from EMC at $25.00 per share. The Company believes that the fair value of VMware's equity at the time of the grant of options at $29.00 per share was substantiated by the proximity to the IPO.

The fair value of each VMware option granted at $23.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Dividend yield	None
Expected volatility	39.2%
Risk-free interest rate	5.0%
Expected life (in years)	3.4

The fair value of each VMware option granted at $25.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Dividend yield	None
Expected volatility	38.2%
Risk-free interest rate	4.8%
Expected life (in years)	3.4

The fair value of each VMware option granted at $29.00 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Dividend yield	None
Expected volatility	39.6%
Risk-free interest rate	4.5%
Expected life (in years)	3.4

For all equity awards granted in 2007, volatility was based on an analysis of historical and implied volatility of publicly-traded companies with similar characteristics, including industry, stage of life cycle, size and financial leverage. The expected term was calculated based on the historical experience that VMware employees have had with EMC stock options grants as well as the expected term of similar grants of comparable companies. The risk-free interest rate was based on a treasury instrument whose term is consistent with the expected life of the stock options.

Fair Value of EMC Options

There were no EMC stock option grants to VMware employees subsequent to the first quarter of 2007. VMware employees eligible to participate in the VMware Employee Stock Purchase Plan were able to participate in the EMC employee stock purchase plan up through the date of the IPO, at which time they were withdrawn from the plan. The fair value of each EMC option granted during the years ending December 31, 2007, 2006 and 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Year Ended December 31,		
EMC Stock Options	**2007**	**2006**	**2005**
Dividend yield	None	None	None
Expected volatility	30.1%	34.4%	40.8%
Risk-free interest rate	4.7%	4.8%	4.0%
Expected life (in years)	4.2	4.0	4.0
Weighted-average fair value at grant date	$ 4.45	$ 4.28	$ 5.22

	For the Year Ended December 31,		
EMC Employee Stock Purchase Plan	**2007**	**2006**	**2005**
Dividend yield	None	None	None
Expected volatility	25.3%	27.6%	42.1%
Risk-free interest rate	5.0%	4.9%	3.0%
Expected life (in years)	0.5	0.5	0.5
Weighted-average fair value at grant date	$ 3.07	$ 2.86	$ 3.95

Expected volatilities are based on historical and implied volatilities from traded options in EMC's stock. VMware uses EMC historical data to estimate the expected term of options granted within the valuation model. The risk-free interest rate was based on a treasury instrument whose term is consistent with the expected life of the stock options.

K. Related Party Transactions

In 2007 and 2006, VMware recognized professional service revenue of $11.8 million and $1.4 million, respectively, for services provided to EMC customers pursuant to contractual agreements with EMC. In 2007, VMware entered into an enterprise license agreement with EMC to provide server and desktop products. All $4.3 of revenue related to this arrangement was included in deferred revenue as of December 31, 2007.

In 2007, 2006 and 2005, VMware purchased $7.2 million, $2.9 million and $0.6 million, respectively, of storage systems from EMC. Through the third quarter of 2007, and for 2006 and 2005, the amounts purchased from EMC were at EMC's cost. In the fourth quarter of 2007, the practice was changed to purchasing from EMC at a discount off of EMC's list price.

In connection with the IPO, VMware and EMC entered into certain agreements governing various interim and ongoing relationships between the two companies. The financial statements include expense allocations for certain corporate functions provided by EMC pursuant to these agreements, including accounting, treasury, tax, legal and human resources. These allocations were based on estimates of the level of effort or resources incurred on VMware's behalf. The total costs allocated from EMC were $7.7 million, $5.1 million and $5.3 million in 2007, 2006 and 2005, respectively. Additionally, certain other costs incurred by EMC for VMware's direct benefit, such as rent, salaries and benefits have been included as expenses in VMware's financial statements. The total of these other costs were $116.1 million, $69.6 million and $27.1 million in 2007, 2006 and 2005, respectively. As part of VMware's tax sharing arrangement, VMware paid EMC income taxes of $86.4 million, $63.1 million and $6.6 million in 2007, 2006 and 2005, respectively, which differed from the amounts owed on a separate return basis. The difference between these amounts is presented as a component of stockholder's equity. In 2007, VMware incurred interest expense with EMC, net, of $17.8 million. In 2006 and 2005, VMware earned interest income with EMC, net, of $0.3 million and $2.1 million, respectively. Interest income (expense) with EMC, net, consists both of interest that has been earned or incurred on VMware's intercompany balance with EMC and from interest expense on the note payable to EMC. In 2007, $26.6 million of interest expense was recorded related to the note payable (See Note F) and was included in the $17.8 million interest expense with EMC, net recorded on the consolidated income statement. VMware's interest income and VMware's expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the financial statements.

In connection with Intel Capital's purchase of 9.5 million shares of VMware's Class A common stock, the Company agreed to the appointment of an Intel executive acceptable to VMware's Board of Directors. In connection with Cisco's purchase of 6.0 million shares from EMC, the Company agreed to consider the appointment of a Cisco executive to the Board of Directors. In November 2007, both an Intel executive and a Cisco executive were appointed to VMware's Board. VMware has in the past done business, and expects to continue to do business, with Intel and Cisco on a regular arms-length basis, on the same or similar terms as would be negotiated with unrelated third parties. The transactions with Intel and Cisco in 2007 were not material to VMware's consolidated financial statements.

From time to time, VMware may purchase or sell goods and services in the ordinary course of business with financial institutions that beneficially own 5% or more of VMware's Class A common stock. In 2007, FMR LLC, a financial institution that beneficially owns 5% or more of VMware's Class A common stock, purchased goods and services sold by VMware. In addition, VMware employees currently participate in EMC's 401(k) plan which is administered by Fidelity Investments, an affiliate of FMR LLC. EMC may cross-charge VMware for the costs associated with VMware employees under the intercompany agreements. Transactions with FMR LLC were not material to VMware's 2007 consolidated financial statements.

In 2007, VMware entered into an agreement to license software from Softrax Corporation ("Softrax"). A member of the Company's Board of Directors is a managing partner and general partner in a limited partnership which has an equity interest in Softrax of greater than 10%. The amounts expensed or paid to Softrax in 2007 were not material to VMware's consolidated financial statements.

L. Segment Information

VMware operates in one reportable segment in accordance with the provisions of FAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The chief operating decision maker is the President and Chief Executive Officer. VMware operates in one segment, therefore all financial segment information required by FAS No. 131 can be found in the consolidated financial statements.

Revenues by geographic area are as follows (table in thousands):

	For the Year Ended December 31,		
	2007	2006	2005
United States	$ 720,620	$391,614	$209,600
International	605,191	312,290	177,474
Total	$1,325,811	$703,904	$387,074

Long-lived assets in the United States at December 31, 2007, 2006 and 2005 were $236.5 million, $40.6 million and $17.0 million, excluding goodwill, intangible assets, net and capitalized software of $679.4 million, $653.4 million, and $613.4 million, respectively, as well as financial instruments and deferred tax assets. Long-lived assets internationally at December 31, 2007, 2006 and 2005 were $22.8 million, $5.2 million and $1.0 million, excluding goodwill, intangible assets, net and capitalized software of $79.0 million, $0.3 million and $0 million, respectively, as well as financial instruments and deferred tax assets. No country other than the United States accounted for 10% or more of these assets at December 31, 2007, 2006 or 2005.

VMware groups its products into portfolios that are categorized into the following classes:

Virtualization Platforms Products. The Company's virtualization platforms include a hypervisor for system partitioning that provides the capability to safely, securely and efficiently run multiple operating systems simultaneously on the same physical machine. The platforms products include VMware Player, VMware Workstation, VMware Server, VMware ESX Server, VMware Virtual SMP, VMware VCB and VMware VMFS products.

Virtual Infrastructure Management and Automation Products. The Company's virtual infrastructure management and automation products utilize the unique benefits of its virtualization platforms to automate system infrastructure services, such as resource management, availability, mobility and security, manage a virtualized environment and automate the interaction between various IT constituencies and the virtual infrastructure for a specific set of point solutions. They include VMware ACE, VMware HA, VMware DRS,

VMware VMotion, VMware VirtualCenter, VMware Lab Manager, VMware VDI, VMware Converter and VMware Capacity Planner.

Revenues by class of products or services were as follows (table in thousands):

	For the Year Ended December 31,		
	2007	2006	2005
Virtualization platform products	$ 347,864	$ 281,336	$ 204,697
Virtual infrastructure automation and management products	557,504	210,566	82,309
Licenses revenues	905,368	491,902	287,006
Services revenues	420,443	212,002	100,068
Total	$ 1,325,811	$ 703,904	$ 387,074

One distributor accounted for 23%, 29% and 30% of revenues in 2007, 2006 and 2005, respectively. Additionally, another distributor and a channel partner accounted for 12% and 11% of revenues in 2007, respectively.

M. Selected Quarterly Financial Data (unaudited)

Quarterly financial data for 2007 and 2006 is as follows (tables in millions, except per share amounts):

2007	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Revenues	$258.7	$296.8	$357.8	$412.5
Net income	41.1	34.2	64.7	78.2
Net income per share, basic	$ 0.12	$ 0.10	$ 0.18	$ 0.21
Net income per share, diluted	$ 0.12	$ 0.10	$ 0.18	$ 0.19

2006	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Revenues	$129.1	$156.4	$188.8	$229.6
Income before cumulative effect of a change in accounting principle	20.3	15.2	19.2	31.0
Income per share before cumulative effect of a change in accounting principle, basic and diluted	$ 0.06	$ 0.05	$ 0.06	$ 0.09
Net income	20.5	15.2	19.2	31.0
Net income per share, basic and diluted	$ 0.06	$ 0.05	$ 0.06	$ 0.09

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's independent registered public accounting firm on the effectiveness of the Company's internal controls over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. We are required to comply with the internal control reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2008. The management report and auditor attestation on the effectiveness of the Company's internal control over financial reporting must be included in our annual report for the fiscal year ending December 31, 2008.

Our independent registered public accounting firm reported to our board of directors a material weakness in the design and operation of our internal controls as of December 31, 2006 related to the capitalization of software development costs. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness resulted from a lack of adequate internal controls to ensure the timely identification and accumulation of costs once a project reaches technological feasibility under applicable accounting standards. Prior to December 31, 2007, we had remediated the material weakness by implementing additional formal policies, procedures and processes, hiring additional accounting personnel and increasing management review and oversight over the financial statement close process.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We will furnish to the SEC a definitive Proxy Statement no later than 120 days after the close of the fiscal year ended December 31, 2007. Certain information required by this item is incorporated herein by reference to the Proxy Statement. Also see "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

We have a code of ethics that applies to all of our employees including our executive officers. Our Business Conduct Guidelines (available on our website) satisfy the requirements set forth in Item 406 of Regulation S-K and applies to all relevant persons set forth therein. We intend to disclose on our website at www.vmware.com amendments to, and, if applicable, waivers of, our code of ethics.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the Proxy Statement and included in Note K to the Consolidated Financial Statements.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Documents Filed as a Part of This Report:

1. Financial Statements

The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report (Refer to Item 8. Financial Statements and Supplementary Data).

2. Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or required.

3. Index to Exhibits

		Incorporated by Reference		
Exhibit Number	**Exhibit Description**	**Filed Herewith**	**Form/File No.**	**Date**
3.1	Amended and Restated Certificate of Incorporation		S-1/A-2	7/09/07
3.2	Amended and Restated Bylaws		S-1/A-2	7/09/07
4.1	Form of specimen common stock certificate		S-1/A-4	7/27/07
10.1	Form of Master Transaction Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07
10.2	Form of Administrative Services Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07
10.3	Form of Tax Sharing Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07
10.4	Form of Intellectual Property Agreement between VMware, Inc. and EMC		S-1/A-1	6/11/07
10.5	Form of Employee Benefits Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07
10.6	Form of Real Estate License Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07
10.7+	Letter Agreement between VMware, Inc. and Mark Peek dated March 16, 2007		S-1/A-1	6/11/07
10.8+	Form of Indemnification Agreement for directors and executive officers		S-1/A-1	6/11/07
10.9+	2007 Equity and Incentive Plan		S-1/A-6	8/09/07
10.10	Promissory Note between VMware, Inc. and EMC Corporation dated April 16, 2007		S-1	6/11/07
10.11	Form of Insurance Matters Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07

Exhibit Number	Exhibit Description	Incorporated by Reference Filed Herewith	Form/File No.	Date
10.12+	Form of Option Agreement		S-1/A-1	6/11/07
10.13+	Form of Restricted Stock Unit Agreement		S-1/A-1	6/11/07
10.14	2007 Employee Stock Purchase Plan, as amended and restated December 10, 2007	X		
10.15+	Letter Agreement between VMware, Inc. and Mark Peek dated June 13, 2007	X		
10.16#	Distribution Agreement between VMware, Inc. and Ingram Micro dated May 17, 2002		S-1/A-5	8/03/07
10.17	Form of Real Estate Purchase and Sale Agreement between VMware, Inc. and EMC		S-1/A-2	7/09/07
10.18	Class A Common Stock Purchase Agreement between VMware, Inc. and Intel Capital dated July 9, 2007		S-1/A-2	7/09/07
10.19	Investor Rights Agreement between VMware, Inc. and Intel Capital dated July 9, 2007		S-1/A-2	7/09/07
10.20+	Form of Early Exercise Option Agreement		S-1/A-2	7/09/07
10.21	Class A Common Stock Purchase Agreement among VMware, Inc., EMC Corporation and Cisco Systems, Inc. dated July 26, 2007		S-1/A-4	7/27/07
10.22	Investor Rights Agreement between VMware, Inc. and Cisco Systems, Inc. dated July 26, 2007		S-1/A-4	7/27/07
10.23+	Employment Agreement between VMware, Inc. and Diane Greene dated July 26, 2007		10-Q	9/17/07
10.24+	Letter Agreement between VMware, Inc. and Dev R. (Richard) Sarwal dated November 29, 2007	X		
10.25+	EMC Corporation 2003 Stock Plan, as amended		DEF 14/A 000-03656 Filed by EMC	3/11/05
10.26+	Form of Stock Option Agreement under the EMC 2003 Stock Plan		10-Q filed by EMC	11/3/04
10.27+	Form of Restricted Stock Agreement under the EMC 2003 Stock Plan		10-Q filed by EMC	11/3/04
21.1	List of subsidiaries	X		
23.1	Consent of PricewaterhouseCoopers LLP	X		
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X		

Exhibit Number	Exhibit Description	Incorporated by Reference Filed Herewith	Form/File No.	Date
31.2	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X		
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X		
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X		

+ Management contract or compensatory plan or arrangement.

Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VMWARE, INC.

Dated: February 29, 2008

By: /s/ DIANE B. GREENE

Diane B. Greene
President and Chief Executive Officer

VMWARE, INC.

Dated: February 29, 2008

By: /s/ MARK S. PEEK

Mark S. Peek
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
February 29, 2008	/s/ DIANE B. GREENE **Diane B. Greene**	President and Chief Executive Officer, Director *(Principal Executive Officer)*
February 29, 2008	/s/ MARK S. PEEK **Mark S. Peek**	Chief Financial Officer *(Principal Financial and Accounting Officer)*
February 29, 2008	/s/ JOSEPH M. TUCCI **Joseph M. Tucci**	Chairman
February 29, 2008	/s/ MICHAEL W. BROWN **Michael W. Brown**	Director
February 29, 2008	/s/ JOHN R. EGAN **John R. Egan**	Director
February 29, 2008	/s/ DAVID I. GOULDEN **David I. Goulden**	Director
February 29, 2008	/s/ RENEE J. JAMES **Renee J. James**	Director
February 29, 2008	/s/ DENNIS D. POWELL **Dennis D. Powell**	Director
February 29, 2008	/s/ DAVID N. STROHM **David N. Strohm**	Director

VMWARE, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Allowance for Bad Debts	Balance at Beginning of Period	Allowance for Bad Debts Charged to Selling, General and Administrative Expenses	Charged to Other Accounts	Bad Debts Write-Offs	Balance at End of Period
Year ended December 31, 2007 allowance for doubtful accounts	$2,139	$(316)	$—	$(220)	$1,603
Year ended December 31, 2006 allowance for doubtful accounts	1,589	763	—	(213)	2,139
Year ended December 31, 2005 allowance for doubtful accounts	1,477	202	—	(90)	1,589

END